EXHIBIT 99.1

ENDEAVOUR SILVER CORP.

as Borrower

and

THE BANK OF NOVA SCOTIA

as Lead Arranger, Documentation Agent and Administrative Agent

and

THE SEVERAL LENDERS

FROM TIME TO TIME PARTIES HERETO

AMENDED AND RESTATED CREDIT AGREEMENT

Dated as of January 27, 2016

Fasken Martineau DuMoulin LLP
Toronto, Ontario

Amended and Restated Credit Agreement

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ARTICLE 1 INTERPRETATION		1

1.1	Defined Terms	1
1,2	Other Usages	25
1.3	Plural and Singular	25
1.4	Headings	26
1.5	Currency	26
1.6	Applicable Law	26
1.7	Time of the Essence	26
1.8	Non-Banking Days	26
1/9	Consents and Approvals	26
1.10	Amount of Credit	26
1.11	Schedules	27
1.12	Extension of Credit	27
1.13	Accounting Terms - GAAP	27
1.14	Rule of Construction	27
1.15	Calculations, Computations, Changes in Accounting Policies	27

ARTICLE 2 CREDIT FACILITY		28

2.1	Establishment of Credit Facility	28
2.2	Lenders' Commmitments	28
2.3	Reduction of Credit Limit	28
2.4	Termination of Credit Facility	28
2.5	Credit Restrictions	29

ARTICLE 3 GENERAL PROVISIONS RELATING TO CREDITS		29

3.1	Types of Credit Availments	29
3.2	Funding of Loans	29
3.3	Failure of Lender to Fund Loan	30
3.4	Timing of Credit Availments	30
3.5	Inability to Fund U.S. Dollar Advances in Canada	31
3.6	Time and Place of Payments	32
3.7	Remittance of Payments	32
3/8	Evidence of Indebtedness	32
3/9	General Provisions Relating to All Letters	33
3.10	Notice Periods	35
3.11	Administrative Agent's Discretion to Allocate	36

ARTICLE 4 DRAWDOWNS		36

4.1	Drawdown Notice	36
4.2	Subsidiary Reimbursement Covenant	37

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ARTICLE 5 ROLLOVERS		37

5.1	LIBOR Loans	37
5.2	Rollover Notice	37
5.3	Rollover by Lenders	37

ARTICLE 6 CONVERSIONS		38

6.1	Converting Loan to Other Type of Loan	38
6.2	Cionversion Notice	38
6.3	Absence of Notice	38
6.4	Conversion by Lenders	38

ARTICLE 7 INTEREST AND FEES		39

7.1	Interest Rates	39
7.2	Calculation and Payment of Interest	39
7.3	General Interest Rules	39
7.4	Selection of Interest Periods	40
7.5	[Intentionally Deleted]	40
7.6	Letter Fees	40
7.7	[Intentionally Deleted]	41
7.8	Fronting Fees	41

ARTICLE 8 RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS		41

8.1	Conditions of Credit	41
8.2	Increased Costs	41
8.3	Failure to Fund as a Result of Change of Circumstances	42
8.4	Indemnity Relating to Credits	43
8.5	Indemnity for Transactional and Environmental Liability	44
8.6	Gross-Up for Taxes	45

ARTICLE 9 REPAYMENTS, PREPAYMENTS AND EXTENSION OF MATURITY DATE		48

9.1	Repayment of Credit Excess	48
9.2	Repayment of Credit Facility	48
9.3	Voluntary Prepayments	49
9.4	Mandatory Prepayments	49
9.5	Prepayment Notice	49
9.6	Reimbursement or Conversion on Presentation of Letters	49
9.7	Letters Subject to an Order	51
9.8	Currency of Repayment	51

ARTICLE 10 REPRESENTATIONS AND WARRANTIES		51

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10.1	Representations and Warranties	51
10.2	Survival of Representations and Warranties	58

ARTICLE 11 COVENANTS		58

11.1	Affirmative Covenants	58
11.2	Restrictive Covenants	66
11.3	Performance of Covenants by Administrative Agent	68

ARTICLE 12 CONDITIONS PRECEDENT TO OBTAINING CREDIT		68

12.1	Conditions Precedent to All Credit	68
12.2	Conditions Precedent to Effectiveness of Agreement	68
12.3	Waiver	71
12.4	Existing Credit Outstanding under Existing Credit Agreement	71

ARTICLE 13 DEFAULT AND REMEDIES		71

13.1	Events of Default	71
13.2	Refund of Overpayments	74
13.3	Remedies Cumulative	75
13.4	Set-Off	75

ARTICLE 14 THE ADMINISTRATIVE AGENT		75

14.1	Appointment and Authorization of Administrative Agent	75
14.2	Interest Holders	76
14.3	Consultation with Counsel	76
14.4	Documents	76
14.5	Administrative Agent as Finance Party	76
14.6	Responsibility of Administrative Agent	76
14.7	Action by Administrative Agent	77
14.8	Notice of Events of Default	77
14.9	Responsibility Disclaimed	77
14.10	Indemnification	78
14.11	Credit Decision	78
14.12	Successor Administrative Agent	78
14.13	Delegation by Administrative Agent	79
14.14	Waivers and Amendments	79
14.15	Determination by Administrative Agent Conclusive and Binding	80
14.16	Adjustments among Lenders after Acceleration	81
14.17	Redistribution of Payment	81
14.18	Distribution of Notices	82
14.19	Discharge of Security	82
14.20	Determination of Exposures	82

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14.21	Decision to Enforce Security	83
14.22	Emforcement	83
14.23	Application of Cash Proceeds of Realization	84
14.24	Survival	84

ARTICLE 15 GUARANTEE		85

15.1	Guarantee	85
15.2	Nature of Guarantee	85
15.3	Finance Parties not Bound to Exhaust Recourse	86
15.4	Evidence of Secured Obligations	86
15.5	Guarantee in Addition to Other Security	86
15.6	Reinstatement	87
15.7	Waiver of Notice, Etc.	87
15.8	Subrogation Rights, Assignment and Postponement of Claim	87
15.9	Advance After Certain Events	87

ARTICLE 16 MISCELLANEOUS		88

16.1	Notices	88
16.2	Severability	88
16.3	Counterparts	88
16.4	Successors and Assigns	88
16.5	Assignment	88
16.6	Entire Agreement	90
16.7	Further Assurances	90
16.8	Judgement Currency	91

SCHEDULE A LENDERS AND INDIVIDUAL COMMITMENTS		1

SCHEDULE B COMPLIANCE CERTIFICATE		2

SCHEDULE C FORM OF ASSIGNMENT		5

SCHEDULE D FORM OF DRAWDOWN NOTICE		8

SCHEDULE E FORM OF ROLLOVER NOTICE		10

SCHEDULE F FORM OF CONVERSION NOTICE		12

SCHEDULE G CORPORATE STRUCTURE		1

SCHEDULE H [INTENTIONALLY DELETED]		1

SCHEDULE I REIMBURSEMENT INSTRUMENT		1

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SCHEDULE J GUARANTEE AND SECURITY DOCUMENTS	1

SCHEDULE K QUALIFIED AFFILIATE INSTRUMENT OF ADHESION	1

SCHEDULE L MATERIAL AGREEMENTS	1

SCHEDULE M MINING LICENSES	1

Amended and Restated Credit Agreement

AMENDED AND RESTATED CREDIT AGREEMENT dated as of January 27, 2016 between Endeavour Silver Corp., a corporation existing under the laws of the Province of British Columbia (the “Borrower”), the lending institutions from time to time parties hereto as Lenders and The Bank of Nova Scotia, as Administrative Agent.

WHEREAS, pursuant to a reducing revolving term credit agreement dated as of July 24, 2012 between the Endeavour Silver Corp., as borrower (the “Borrower”),  The Bank of Nova Scotia, as administrative agent, and the lenders party thereto, as amended by a first amending agreement dated as of October 29, 2013 and a second amending agreement dated as of March 3, 2015 (the “Existing Credit Agreement”), the aforesaid lenders established a reducing revolving term credit facility  in favour of the Borrower;

AND WHEREAS the parties hereto wish to amend and restate the Existing Credit Agreement as follows for the purpose of, inter alia, changing the afore-mentioned reducing revolving term credit facility to a non-revolving term credit facility and to extend the term thereof:

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Defined Terms

The following defined terms shall for all purposes of this agreement, or any amendment, substitution, supplement, replacement, restatement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

“$” denotes U.S. dollars.

“Acquisition” means:

(a)	if the acquisition is a share purchase, the Borrower shall Control the entity being acquired immediately following the completion of such acquisition (but not before); or

(b)	if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division or unit of the vendor) are being acquired.

For greater certainty, the El Cubo Acquisition shall constitute an Acquisition for purposes of this agreement.

Amended and Restated Credit Agreement

“Administrative Agent” means The Bank of Nova Scotia, in its capacity as administrative agent of the Finance Parties, and any successor thereto pursuant to Section 14.12.

“Affiliate” means an affiliated body corporate and, for the purposes of this agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other; for greater certainty for the purposes of this definition, “body corporate” shall include a chartered bank.

“Alternate Base Rate Canada” means, at any particular time, the variable rate of interest per annum, calculated on the basis of a year of 365 or 366 days, as the case may be, which is equal to the greater of (a) the Base Rate Canada at such time and (b) the aggregate of (i) the Federal Funds Effective Rate at such time and (ii) ½ of 1% per annum.

“Anti-Money Laundering Legislation” means the Criminal Code (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and any other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” laws, including any guidelines or orders thereunder.

“Applicable Law” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, request, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Official Body, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person.

“Asset Sale Prepayment Trigger Event” means the receipt by any Obligor of the gross proceeds of asset sales made in reliance of Section 11.2(c)(iii) in excess of an aggregate, among all Obligors, of $1,000,000 or the Exchange Equivalent thereof in the relevant Fiscal Year.

“Available Credit” means, at any particular time, the amount, if any, by which the Credit Limit at such time exceeds the amount of credit outstanding under the Credit Facility at such time.

“Banking Day” means (x) any day, other than Saturday and Sunday, on which banks generally are open for business in Vancouver, British Columbia and Toronto, Ontario and (y) when used in respect of LIBOR Loans, means any such day which is also a day on which banks generally are open for business in New

Amended and Restated Credit Agreement

York, New York and London, England and on which transactions can be carried on in the London interbank market.

“Base Rate Canada” means the variable rate of interest per annum determined by the Administrative Agent from time to time as its base rate for United States dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent, calculated on the basis of a year of 365 days (or 366 days in the case of a leap year).

“Base Rate Loan” means monies lent by the Lenders to the Borrower hereunder and upon which interest accrues at a rate referable to the Alternate Base Rate Canada.

“Branch of Account” means the Wholesale Banking Operations of the Administrative Agent located at 720 King Street West, Toronto, Ontario, or such other branch of the Administrative Agent located in Canada as the Borrower and the Administrative Agent may agree upon.

“Capital Expenditures” means, for any particular period and without duplication, those expenditures of the Borrower on a consolidated basis which would, in accordance with generally accepted accounting principles, be considered capital expenditures (and expenditures in respect of the foregoing which are classified as current assets) of the Borrower for such period (specifically including those financed through Capital Leases) all as determined in accordance with Section 1.15.

“Capital Lease”, as applied to any Person, shall mean any lease of any property (whether real, personal or mixed and including, without limitation, equipment) by that Person as lessee that, in conformity with generally accepted accounting principles, is, or is required to be, accounted for as a finance lease obligation on the balance sheet of that Person.

“Capital Reorganization” means any change in the issued and outstanding Shares of a Subject Entity.

“Cash” means cash and Cash Equivalents of the Borrower determined on a consolidated basis.

“Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the United States or Canadian governments or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (ii) certificates of deposit or time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank incorporated in the United States or Canada having capital and surplus in excess of $500,000,000 (or the Exchange Equivalent thereof), (iii) repurchase obligations for underlying securities of the types described in clauses

Amended and Restated Credit Agreement

(i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above, (iv) commercial paper rated A1 or the equivalent thereof by Moody’s or S&P and in each case maturing within one year after the date of acquisition, (v) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) to (iv) above and (vi) readily marketable direct obligations issued by any state of the United States or province of Canada or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P with maturities of 12 months or less from the date of acquisition.

“Cash Management Agreements” means any cash management agreement (including any mirror netting agreement) which an Obligor enters into in the ordinary course of business with a Lender.

“Cash Proceeds of Realization” means the aggregate of (i) all Proceeds of Realization in the form of cash and (ii) all cash proceeds of the sale or disposition of non-cash Proceeds of Realization, in each case expressed in United States dollars.

“Change in Law” means the occurrence, after the date of this agreement, of any of the following:  (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Official Body or (c) the making or issuance of any Applicable Law by any Official Body.

“Change of Control in the Borrower” means and shall be deemed to have occurred if any Person or group of Persons “acting jointly or in concert” (as contemplated by the Securities Act (Ontario)), shall at any time have acquired (i) direct or indirect beneficial ownership of Voting Shares of the Borrower having attributed to it a majority of the outstanding votes attached to all of the issued and outstanding Voting Shares of the Borrower or (ii) the right or the ability by voting power, contract or otherwise to elect or designate for election a majority of the directors of the Borrower.

“Control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting equity, by contract or otherwise and “Controlled” shall have a similar meaning.

“Conversion Notice” shall have the meaning ascribed thereto in Section 6.2.

“Corporate Reorganization” means any change in the legal existence of any Subject Entity (other than a Capital Reorganization) including by way of amalgamation, merger, winding up, continuance or plan of arrangement.

“Credit Documents” means this agreement, the Guarantees, the Fee Letter, the Security Documents, the Postponement and Subordination Undertakings, the Perfection Certificates and all instruments and agreements executed and delivered

Amended and Restated Credit Agreement

by the Obligors in favour of the Finance Parties from time to time in connection with this agreement or any other Credit Document and including all amendments to the foregoing, but specifically excluding Secured Risk Management Agreements and the Cash Management Agreements.

“Credit Excess” means, as at a particular date, the amount, if any, by which the amount of credit outstanding under the Credit Facility as at the close of business on such date exceeds the Credit Limit as at the close of business on such date.

“Credit Facility” means the non-revolving term credit facility established by the Lenders in favour of the Borrower pursuant to Section 2.1.

“Credit Facility Termination Date” means the date on which all Secured Obligations of the Borrower under or in connection with the Credit Facility have been permanently paid in full and the Lenders have no commitment to provide credit to the Borrower under or in connection with the Credit Facility.

“Credit Limit” means $20,000,000 (as such amount may be reduced pursuant to Section 2.3).

“Debenture Prepayment Trigger Event” means any issuance by the Borrower of Permitted Convertible Debentures, pursuant to a private placement or public offering of such securities, the proceeds of which have been received by the Borrower free from any escrow conditions.

“Default” means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

“Defaulting Lender” means any Lender that (a) has failed to fund any portion of any extension of credit required to be funded by it hereunder within three Banking Days of the date required to be funded by it hereunder unless such failure has been cured, (b) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within three Banking Days of the date when due, unless the subject of a good faith dispute or unless such failure has been cured, (c) has been determined by a court of competent jurisdiction or regulator to be insolvent or is unable to meet its obligations or admits in writing it is unable to pay its debts as they generally become due, (d) is the subject of a bankruptcy or insolvency proceeding or (e) is subject to or is seeking the appointment of an administrator, regulator, conservator, liquidator, receiver, trustee, custodian or other similar official over any portion of its assets or business, with respect to (d) and (e).

“Derivative Exposure” in relation to any Person (the “relevant party”) and any counterparty of the relevant party at any time means the amount which would be payable by the relevant party to that counterparty, or by that counterparty to the relevant party, as the case may be, pursuant to all Risk Management Agreements entered into between them and in effect at that time if the transactions governed thereby were to be terminated as the result of the early termination thereof.  If the

Amended and Restated Credit Agreement

Derivative Exposure would be payable by the relevant party to the counterparty of the relevant party at the relevant time of determination, it is referred to herein as “Out-of-the-Money Derivative Exposure”.

“Designated Account” means, with respect to transactions in United States dollars for the Borrower, the account of the Borrower maintained by the Administrative Agent at the Branch of Account for the purposes of transactions in such currency under this agreement.

“Distribution” means:

(a)
the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any shares in the capital of a Subject Entity, other than a dividend declared, paid or set aside for payment by a Subject Entity which is payable in shares of such Subject Entity; and

(b)
the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any shares in the capital of a Subject Entity or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for shares in the capital of a Subject Entity, including, without limitation, options, warrants, conversion or exchange privileges and similar rights.

“Draft” means any draft, bill of exchange, receipt, acceptance, demand or other request for payment drawn or issued under or in respect of a Letter.

“Drawdown Notice” shall have the meaning ascribed thereto in Section 4.1.

“EBITDA” means, for any particular Fiscal Quarter, Net Income for such Fiscal Quarter plus, to the extent deducted in determining Net Income, the aggregate of:

(a)	Interest Expenses for such Fiscal Quarter;

(b)	consolidated income tax expenses of the Borrower for such Fiscal Quarter;

(c)	consolidated depreciation and amortization expenses and other non-cash expenses of the Borrower (which shall include, for certainty, the Borrower’s non-cash stock options) for such Fiscal Quarter; and

(d)	unrealized derivative financial instrument gains or losses for such Fiscal Quarter.

The calculation of EBITDA shall be adjusted, without duplication, for non-cash revenues and expenses of the Borrower on a consolidated basis including, without limitation, deferred revenue and the difference between accrued and cash reclamation costs.  For greater certainty, EBITDA shall not be adjusted for any change in any non-cash operating working capital.  The determination of EBITDA for all purposes hereunder shall be determined exclusive of any

Amended and Restated Credit Agreement

EBITDA attributable to any Excluded Subsidiary.  The calculation of EBITDA shall exclude any extraordinary, unusual or non-recurring gains or loss (including, for certainty and without limitation, any gains or losses from the sale of any mining property or any part hereof or any insurance proceeds).

“El Cubo Acquisition” means the purchase of certain assets of Aurico Gold Inc. by the Borrower pursuant to that certain acquisition agreement between the Borrower and Aurico Gold Inc., made as of April 13, 2012, as may be amended from time to time.

“Employee Benefit Plan” means any employee benefit plan maintained or contributed to by any Subject Entity that are not Pension Plans, including any profit sharing, savings, supplemental retirement, retiring allowance, severance, pension, deferred compensation, welfare, bonus, incentive compensation, phantom stock, supplementary unemployment benefit plan or arrangement and any life, health, dental and disability plan or arrangements in which the employees or former employees of any Subject Entity participate or are eligible to participate, in each case whether written or oral, funded or unfunded, insured or self-insured, reported or unreported, but excluding all stock option or stock purchase plans.

“Endeavour Capital” means Endeavour Capital S.A. de C.V. SOFOM ENR., a company incorporated under the laws of Mexico.

“Endeavour Gold” means Endeavour Gold Corporation, S.A. de C.V., a company incorporated under the laws of Mexico.

“Enforcement Date” means:

(a)
the date on which the Administrative Agent notifies the Borrower, pursuant to Section 13.1, that all Indebtedness of the Borrower to the Lenders hereunder has become immediately due and payable or on which such indebtedness automatically becomes due and payable pursuant to Section 13.1, whichever occurs first; or

(b)
if all Indebtedness of the Borrower to the Lenders hereunder has been repaid in full and all commitments of the Lenders hereunder have terminated, the date on which a Qualified Risk Management Lender notifies an Obligor that all indebtedness of such Obligor to such Qualified Risk Management Lender under the relevant Secured Risk Management Agreement has become immediately due and payable or on which such indebtedness automatically becomes due and payable, whichever occurs first.

“Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins and wetlands), groundwaters, drinking water supply, stream sediments, ambient air

Amended and Restated Credit Agreement

(including indoor air), plant and animal life and any other environmental medium or natural resource.

“Environmental Law” means any Applicable Law that addresses, is related to or is otherwise concerned with environmental, health or safety issues, including any Applicable Law relating to any emissions, releases or discharges of Hazardous Materials into ambient air, surface water, ground water or land, or otherwise relating to the manufacture, processing, distribution, use, existence, treatment, storage, disposal, transport, handling, clean-up or control of Hazardous Materials, as amended from time to time.

“Equity” means, at any particular time, the amount which would, in accordance with GAAP, be classified on the consolidated balance sheet of the Borrower at such time as shareholders’ equity of the Borrower.

“Event of Default” means any one of the events set forth in Section 13.1.

“Exchange Equivalent” means as of any particular date, with reference to any amount (the “original amount”) expressed in a particular currency (the “original currency”), the amount expressed in another currency which would be required to buy the original amount of the original currency using the quoted spot rates of the Bank of Canada at 12:00 noon (Toronto time) on such date.

“Excluded Assets” means all Shares issued by any Excluded Subsidiary.

“Excluded Subsidiaries” means (i) Minera Chile, GMS, RHG and Endeavour Management Inc. only at such times as any such entity has neither assets nor Indebtedness which exceeds $500,000, and (ii) any other Subsidiary of the Borrower designated as an Excluded Subsidiary in writing by the Administrative agent on the instructions of the Lenders only at such times as any such entity has neither assets nor Indebtedness which exceeds $500,000 and “Excluded Subsidiary” means any one of the Excluded Subsidiaries.

“Excluded Taxes” means, with respect to any Finance Party or any other recipient of any payment to be made by or on account of any obligation of the Borrower under any Finance Document, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Finance Party, in which its applicable lending office is located, (b) any branch profits taxes or any similar tax imposed by any jurisdiction in which the Finance Party is located and (c) in the case of a Foreign Lender (other than (i) an assignee pursuant to a request by the Borrower, (ii) an assignee pursuant to an assignment and assumption made pursuant to Section 16.5 or (iii) any other assignee to the extent that the Borrower has expressly agreed that any withholding tax shall be an Indemnified Tax), any withholding tax that (A) is not imposed or assessed in respect of an extension of credit hereunder that was made on the premise that an

Amended and Restated Credit Agreement

exemption from such withholding tax would be available where the exemption is subsequently determined, or alleged by a taxing authority, not to be available and (B) is required by Applicable Law to be withheld or paid in respect of any amount payable hereunder or under any Finance Document to such Foreign Lender at the time such Foreign Lender becomes a party hereto (or designates a new lending office) or is attributable to such Foreign Lender’s failure or inability (other than as a result of a Change in Law) to comply with Section 8.6, except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrower with respect to such withholding tax pursuant to Section 8.6.  For greater certainty, for purposes of item (c) above, a withholding tax includes any Tax that a Foreign Lender is required to pay pursuant to Part XIII of the Tax Act or any successor provision thereto.

“Exploration Expenditures” means, for any particular period and without duplication, those expenditures of the Borrower on a consolidated basis which would, in accordance with generally accepted accounting principles, be considered exploration and drilling expenditures of the Borrower for such period, all as determined in accordance with Section 1.15.

“Exposure” means, with respect to a particular Finance Party at a particular time, the amount of the Secured Obligations owing to such Finance Party at such time, determined by such Finance Party in good faith in accordance with Section 14.21.

“Federal Funds Effective Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of 360 days and for the actual number of days elapsed, equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers as published for such day (or, if such day is not a Banking Day, for the next preceding Banking Day) by the Federal Reserve Bank of New York or, for any Banking Day on which such rate is not so published by the Federal Reserve Bank of New York, the average of the quotations for such day for such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by the Administrative Agent.

“Fee Letter” means the fee letter dated January 27, 2016 entered into between The Bank of Nova Scotia and the Borrower.

“Finance Documents” means, collectively, the Credit Documents, the Secured Risk Management Agreements and the Cash Management Agreements.

“Finance Parties” means, collectively, the Administrative Agent, the Lenders and the Qualified Risk Management Lenders.

“Fiscal Quarter” means any of the three-month periods ending on the last day of March, June, September and December in each Fiscal Year.

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“Fiscal Year” means the twelve-month period ending on the last day of December in each year.

“Foreign Lender” means any Lender that is not organized under the laws of the jurisdiction in which the Borrower is resident for tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any other Finance Document to be resident for income tax or withholding tax purposes in the jurisdiction in which the Borrower is resident for tax purposes by application of the laws of that jurisdiction.  For purposes of this definition Canada and each Province and Territory thereof shall be deemed to constitute a single jurisdiction and the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

“generally accepted accounting principles” or “GAAP” means IFRS generally accepted accounting principles in effect in Canada from time to time consistently applied, as recommended by the Handbook of the Canadian Institute of Chartered Accountants.

“GMS” means Guanacevi Mining Services, S.A. de C.V., a company incorporated under the laws of Mexico.

“Guarantees” means, collectively, (x) the guarantee by the Borrower in Article 15 hereof and (y) the guarantee to be entered into by each Guarantor in favour of the Administrative Agent for the benefit of the Finance Parties, in form and substance satisfactory to the Administrative Agent, and pursuant to which such Guarantor shall guarantee all of the Secured Obligations of each other Obligor and “Guarantee” means any one of the Guarantees.

“Guarantors” means, collectively, Endeavour Capital, Endeavour Gold, Metallurgica, Mina Bolanitos, Minera Plata, Minera Santa, RPG and each other Subsidiary of the Borrower which executes and delivers a Guarantee pursuant to Section 11.1(r) hereof and “Guarantor” means any one of the Guarantors.

“Hazardous Materials” means any waste or other substance that is hazardous, radioactive, toxic, a pollutant or a contaminant, or that is regulated, listed, defined, designated, or classified, or otherwise determined to be, as such under or pursuant to any Environmental Law, including any mixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes thereof and asbestos or asbestos-containing materials.

“IFRS” means, at any given date, International Financial Reporting Standards, which include standards and interpretations adopted by the International Accounting Standards Board, applied on a consistent basis.

“Indebtedness” of any Person means, without duplication, (i) indebtedness of such Person for borrowed money or for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business

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and payable in accordance with customary practices, (ii) other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (iii) obligations of such Person under any Capital Lease (iv) contingent obligations of such Person in respect of any letter of credit, bank guarantee or surety bond, (v) the Out-of-the-Money-Derivative Exposure of such Person and (vi) the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (i) to (v).

“Indemnified Liabilities” has the meaning ascribed to such term in Section 8.5(a) or Section 8.5(b), as applicable.

“Indemnified Taxes” means, Taxes other than Excluded Taxes and Other Taxes.

“Individual Commitment” means, with respect to a particular Lender, the amount set forth in Schedule A attached hereto, as reduced or amended from time to time pursuant to, as applicable, Sections 2.3, 8.3 and 16.5 as the individual commitment of such Lender with respect to the Credit Facility, provided that, upon the termination of the Credit Facility pursuant to Section 2.4, the Individual Commitment of each Lender with respect to the Credit Facility shall thereafter be equal to the Individual Commitment of such Lender under the Credit Facility immediately prior to the termination of the Credit Facility.

“Insurance Prepayment Trigger Event” means the receipt by any Obligor of any insurance proceeds in excess of $5,000,000 or the Exchange Equivalent thereof, where such proceeds or any portion thereof have not been used or committed by such Obligor to repair or replace the subject assets within 180 days of such Obligor’s receipt thereof.

“Intellectual Property” shall mean all issued patents and patent applications, industrial design registrations, trade-marks, registrations and applications therefor, trade-names and styles, logos, copyright registrations and applications therefor, all of the foregoing owned by or licensed to any Subject Entity and used in or necessary to the operation of its business.

“Interest Expenses” means, for any particular period, the amount which would in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower for such period as gross interest expenses.

“Interest Period” means, in the case of any LIBOR Loan, the applicable period for which interest on such LIBOR Loan shall be calculated pursuant to Article 7.

“Interest Service Coverage Ratio” means, for any Fiscal Quarter, the ratio of (i) EBITDA for such Fiscal Quarter to (ii) Rolling Interest Service for such Fiscal Quarter.

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“Investment” shall mean any advance, loan, extension of credit or capital contribution to, purchase of Shares, bonds, notes, debentures or other securities of, or any other investment made in, any Person but shall exclude any Acquisition, any acquisition of tangible personal property and any Capital Expenditures or Exploration Expenditures.

“Issuing Lender” means The Bank of Nova Scotia or any other Lender selected by the Administrative Agent and acceptable to the Borrower who assumes in writing the obligation of issuing Letters on behalf of the Lenders.

“Lenders” means the individual financial institutions set out and described in Schedule A, as amended from time to time and “Lender” means any of the Lenders.

“Letters” means standby letters of credit issued by the Issuing Lender at the request, and on the credit, of the Borrower, each being denominated in United States dollars, having a term of not more than one year, being renewable in the sole discretion of the Issuing Lender, being issued to a named beneficiary acceptable to the Issuing Lender and being otherwise in a form satisfactory to the Issuing Lender.

“Leverage Ratio” means, for any Fiscal Quarter, the ratio of (i) Total Indebtedness at the last day of such Fiscal Quarter to (ii) EBITDA for such Fiscal Quarter.

“LIBOR” means:

(a)
the rate of interest per annum, calculated on the basis of a year of 360 days, determined by the Administrative Agent for a particular Interest Period to be the rate of interest per annum that appears as such on the applicable Reuters page at 11:00 a.m. (London time) on the second Banking Day prior to the commencement of such Interest Period; and

(b)
if such published rate is not available at such time for any reason, the rate per annum determined by the Administrative Agent to be the rate at which deposits in U.S. dollars for delivery on the date of determination in same day funds in the approximate amount of the LIBOR Loan being made or maintained by the Administrative Agent and with a term equal to the Interest Period applicable to such LIBOR Loan would be offered by the Administrative Agent’s London Branch to major banks in the London interbank Eurodollar market at their request at the date and time of determination.

“LIBOR Loan” means, as applicable, monies lent by the Lenders to the Borrower in United States dollars and upon which interest accrues at a rate referable to LIBOR.

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“Lien” means any deed of trust, mortgage, charge, hypothec, assignment, pledge, lien, vendor’s privilege, vendor’s right of reclamation or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by law (statutory or otherwise), that secures the payment of any indebtedness or liability or the observance or performance of any obligation (including any agreement to give any of the foregoing and any filing of or agreement to give any financing statement under the PPSA or any similar action under any similar law of any other jurisdiction other than in respect of operating leases of personal property entered into in the ordinary course of business and having a term of greater than one year that are deemed to be Liens under Applicable Law) as well as any royalty.

“Life of Mine” means, for any particular Project, the period during which all reserves and resources at such Project as reported in the Borrower’s most recent Reserve Statement in respect of such Project is projected to be extracted through planned mining activities at or in connection with such Project.

“Loans” means Base Rate Loans and LIBOR Loans.

“Majority Lenders” means:

(a)
at any particular time up to the Credit Facility Termination Date, such group of Lenders (and, if there is more than one Lender, at least two Lenders) whose Individual Commitments with respect to the Credit Facility aggregate at least two thirds of the Total Commitment Amount at such time; and

(b)
at any particular time after the Credit Facility Termination Date, such group of Finance Parties which have aggregate Exposure in an amount at least two thirds of the aggregate Exposure of all of the Finance Parties at such time.

Notwithstanding the foregoing, the unfunded Individual Commitment of, and the outstanding extensions of credit held or deemed to be held by, any Defaulting Lender shall be excluded for purposes of making a determination of Majority Lenders.

“Material Adverse Change” means any change of circumstances or event (or any Lender becoming aware of any facts not previously disclosed or known) which the Majority Lenders determine is reasonably likely to have a Material Adverse Effect.

“Material Adverse Effect” means, in the opinion of the Majority Lenders, acting reasonably, a material adverse effect (or a series of adverse effects, none of which is material in and of itself but which, cumulatively, result in a material adverse effect) on:

Amended and Restated Credit Agreement

(a)	the business, operations, property, assets or condition (financial or otherwise) of the Subject Entities considered as a whole;

(b)	the ability of any Obligor to perform its obligations under any Credit Document to which it is a party; or

(c)	the ability of any Finance Party to enforce its rights under any Credit Document;

excluding in all cases a change in commodity prices.

“Material Agreements” means those contracts set forth in Schedule L and any contract to which a Subject Entity is a party and which the Administrative Agent, on the instructions of the Majority Lenders, acting reasonably, has designated in writing to the Borrower as a Material Agreement and “Material Agreement” means any of the Material Agreements.

“Maturity Date” means December 31, 2017.

“Metallurgica” means Metallurgica Guanacevi, S.A. de C.V., a company incorporated under the laws of Mexico.

“Mina Bolanitos” means Mina Bolanitos, S.A. de C.V., a company incorporated under the laws of Mexico.

“Mine Plan” means the consolidated budget of the Borrower which shall include without duplication (i) the individual mine plans for each Project over its relevant Life of Mine and (ii) all other exploration and corporate expenses (including, without limitation, sales, general and administrative expenses), delivered by or on behalf of the Borrower to the Lenders.  The Mine Plan shall be determined without reference to any Excluded Entity.

“Minera Plata” means Minera Plata Adelante, S.A. de C.V., a company incorporated under the laws of Mexico.

“Minera Chile” means Minera Plata Carina S.P.A., a company incorporated under the laws of Chile.

“Minera Santa” means Minera Santa Cruz y Garibaldi, S.A. de C.V., a company incorporated under the laws of Mexico.

“Mining Licenses” means, collectively, the mineral concessions relating to the Guanacevi mine project and Guanajuato mine project as disclosed on Schedule M and all other mineral concessions, licenses and claims of each other Obligor which relate to a Project.

“Moody’s” means Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.

Amended and Restated Credit Agreement

“Net Cash Proceeds” means, with respect to any

(a)	Asset Sale Prepayment Trigger Event, 90% of the gross cash proceeds in excess of an aggregate, among all Obligors, of $1,000,000 or the Exchange Equivalent thereof in the relevant Fiscal Year;

(b)	Insurance Prepayment Trigger Event, the net insurance proceeds in excess of the amount stipulated therein;

(c)	Debenture Prepayment Trigger Event, the gross proceeds thereof; and

(d)	Tax Prepayment Trigger Event, the gross proceeds thereof,

less the sum of, in each case:

(i)	the amount, if any, of all Taxes paid or estimated to be payable by or on behalf of the Obligor in connection with such Prepayment Trigger Event; and

(ii)
the amount, if any, of the reasonable and customary fees, commissions, expenses, issuance costs, deductibles, discounts and other costs paid by or on behalf of the Obligor in connection with such Prepayment Trigger Event.

“Net Income” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower for such period as the net income of the Borrower excluding any extraordinary items.

“Obligors” means the Borrower and the Guarantors and “Obligor” means any one of the Obligors.

“Official Body” means any national, state, provincial or municipal government or government of any political subdivision thereof, or any agency, authority, board, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic.

“Order” means an order, judgment, injunction or other determination restricting payment by the Issuing Lender under or in accordance with a Letter or extending the Issuing Lender’s liability beyond the expiration date stated therein.

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Finance Document or from the execution, delivery or enforcement of, or otherwise with respect to, this agreement or any other Finance Document.

Amended and Restated Credit Agreement

“Out-of-the-Money Derivative Exposure” has the meaning given to it in the definition of “Derivative Exposure”.

“Participant” shall have the meaning ascribed thereto pursuant to Section 16.5.

“Pension Plan” means any plan, program or arrangement which is considered to be a pension plan for the purposes of any applicable pension benefits standards, or any applicable tax, statute and/or regulation thereof established, maintained or contributed to by, or to which there is or may be an obligation to contribute by, any Subject Entity, its employees or former employees, in each case whether written or oral, funded or unfunded, insured or self-insured, reported or unreported.

“Perfection Certificate” means, in respect of each Obligor, the certificate of a senior officer of such Obligor, addressed to the Administrative Agent, in form and substance satisfactory to the Administrative Agent and pursuant to which certain factual matters relating to such Obligor and the Secured Assets of such Obligor are certified true and correct, together with all schedules and exhibits attached thereto or referred to therein, as the same may be updated from time to time pursuant to Section 11.1(b).

“Permitted Acquisition” means any Acquisition with respect to which:

(a)
the business of the entity being acquired is, (in the case of a share Acquisition) or the assets being acquired are used in or relate to, (in the case of an asset Acquisition) a business engaged in the mining industry;

(b)	no Default or Event of Default exists at the time of such proposed Acquisition and no Default or Event of Default would exist immediately after the implementation of any such proposed Acquisition;

(c)	the financial covenants set out in Sections 11.1(m) and (o) would be met, on a pro forma basis, immediately after giving effect to the implementation of any such Acquisition;

(d)	the Obligors on a consolidated basis shall have, on a pro forma basis after completion of the Acquisition, at least $30,000,000 in liquidity;

(e)	the consideration paid for the subject Acquisition consists solely of Shares issued by the Borrower;

(f)	the assets acquired are situate in or the entity acquired is incorporated in, a Permitted Jurisdiction; and

(g)	all of the assets or Shares acquired in connection with any such Acquisition shall be subject to the Security.

Amended and Restated Credit Agreement

“Permitted Capital Reorganization” means (a) any change in the issued and outstanding Shares of the Borrower (other than a change in connection with an Acquisition that is not a Permitted Acquisition or a change that would result in an Event of Default) and (b) any Capital Reorganization (i) that does not result in any change in the combined direct and indirect percentage ownership interest of the Borrower in any Subject Entity; (ii) notice of which (and reasonable details thereof) has been provided by the Borrower to the Administrative Agent in writing fifteen Banking Days before its proposed completion date, (iii) where at the time of the delivery of the aforesaid notice by the Borrower to the Administrative Agent, the Borrower delivers to the Administrative Agent a certificate (A) certifying that the completion of the Capital Reorganization will not have a Material Adverse Effect, (B) in which the Borrower shall covenant to deliver or cause to be delivered to the Administrative Agent, contemporaneously with the completion of such Capital Reorganization, any Guarantees, Security Documents or Postponement and Subordination Undertaking and/or amendments thereto, certificates, opinions and other things as the Administrative Agent may request to ensure the completion of such Capital Reorganization shall not adversely affect any rights of any Finance Party under any Guarantee, Security Document or Postponement and Subordination Undertaking and (C) certifying that no Default or Event of Default has occurred and is outstanding at the time of the completion of the Capital Reorganization or would arise immediately thereafter.

“Permitted Convertible Debentures” means Indebtedness of the Borrower issued pursuant to a trust deed in an aggre gate principal amount not exceeding U.S. $100,000,000 which Indebtedness:

(a)	is unsecured;

(b)	is convertible into shares of the Borrower;

(c)	contains no provisions more onerous than the provisions hereof;

(d)	at the time of incurrence, matures at least one year after the then current Maturity Date and there are no scheduled principal repayments thereof until such time; and

(e)	does not enjoy the benefit of any guarantees or other support from any Subsidiary of the Borrower.

“Permitted Corporate Reorganization” means any Corporate Reorganization (i) notice of which (and reasonable details thereof) has been provided by the Borrower to the Administrative Agent in writing fifteen Banking Days before its proposed completion date, (ii) where at the time of the delivery of the aforesaid notice by the Borrower to the Administrative Agent, the Borrower delivers to the Administrative Agent a certificate (A) certifying that the completion of the Corporate Reorganization will not have a Material Adverse Effect, (B) in which

Amended and Restated Credit Agreement

the Borrower shall covenant to deliver or cause to be delivered to the Administrative Agent, contemporaneously with the completion of such Corporate Reorganization, any Guarantees, Security Documents, Postponement and Subordination Undertaking and/or amendments thereto, certificates, opinions and other things as the Administrative Agent may request to ensure the completion of such Corporate Reorganization shall not adversely affect any rights of any Finance Party under any Guarantee, Security Document or Postponement and Subordination Undertaking and (C) certifying that no Default or Event of Default has occurred and is outstanding at the time of the completion of the Corporate Reorganization or would arise immediately thereafter.

“Permitted Indebtedness” means any one or more of the following:

(a)	the Secured Obligations;

(b)	Indebtedness of the Obligors arising under Capital Leases and Purchase Money Indebtedness; provided that, at any particular time, the aggregate amount of such Indebtedness does not exceed $10,000,000;

(c)	Indebtedness owed by an Obligor to another Obligor;

(d)	Indebtedness owed by an Obligor to a Subject Entity which is not an Obligor provided such Subject Entity is a party to the Postponement and Subordination Undertaking;

(e)	Indebtedness owed by a Subject Entity which is not an Obligor to another Subject Entity;

(f)	trade payables and other accrued liabilities incurred in the ordinary course of business and payable in accordance with customary practices;

(g)	Permitted Convertible Debentures;

(h)	Indebtedness of the Obligors on a consolidated basis, not otherwise permitted under paragraphs (a) to (g) in an aggregate amount of not more than $5,000,000 at any particular time.

“Permitted Investments” means any one or more of the following:

(a)	Investments in Cash;

(b)	Investments in Obligors; and

(c)
Investments made in any Fiscal Year not otherwise permitted under paragraphs (a) and (b) in an aggregate amount of not more than $1,000,000 for such Fiscal Year provided no Default or Event of Default exists at the time of making any such Investment or would arise as a result thereof.

Amended and Restated Credit Agreement

“Permitted Jurisdictions” means Canada, the United States, Mexico, Brazil, Chile, Peru, Western Europe and Australia.

“Permitted Liens” means any one or more of the following with respect to the property and assets of the Subject Entities:

(a)	the Security;

(b)
Liens for Taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(c)
the Lien of any judgment rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(d)
Liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(e)
restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Subject Entity, of the property subject to such restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other persons;

(f)
the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit acquired by any Subject Entity or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(g)
the Lien resulting from the deposit of cash or securities (i) in connection with contracts, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, surety or appeal bonds, letters of credit, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens or construction and mechanics’ and other similar Liens arising in the ordinary course of business;

Amended and Restated Credit Agreement

(h)
security given to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of any Subject Entity, all in the ordinary course of business;

(i)	the reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any Official Body;

(j)	title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;

(k)
applicable municipal and other governmental restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;

(l)
Liens securing Indebtedness arising under clause (b) of the definition of Permitted Indebtedness and Liens securing up to $1,000,000 of Indebtedness arising under clause (h) of the definition of Permitted Indebtedness;

(m)	royalties granted, as at the date hereof, in connection with the operation of the Projects; and

(n)
the extension, renewal or refinancing of any Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property.

“Permitted Reorganizations” means Permitted Corporate Reorganizations and Permitted Capital Reorganizations.

“Person” means any natural person, corporation, firm, partnership, joint venture, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

“Postponement and Subordination Undertaking” means the postponement and subordination undertaking to be entered into by certain Subject Entities in favour of the Administrative Agent pursuant to Section 11.1(t), in form and substance satisfactory to the Administrative Agent.

“PPSA” means the Personal Property Security Act (British Columbia), as amended.

“Prepayment Notice” shall have the meaning ascribed thereto in Section 9.5.

Amended and Restated Credit Agreement

“Prepayment Trigger Event” means an Asset Sale Prepayment Trigger Event, an Insurance Prepayment Trigger Event, a Debenture Prepayment Trigger Event or a Tax Prepayment Trigger Event.

“Pro Rata Share” means at any particular time, the ratio of the Individual Commitment of a particular Lender at such time to the aggregate of the Individual Commitments of all of the Lenders at such time.

“Proceeds of Realization” means all cash and non-cash proceeds derived from any sale, disposition or other realization of the Secured Assets or received from the Borrower or the Guarantors pursuant to the Guarantees (i) after any notice being sent by the Administrative Agent to the Borrower pursuant to Section 13.1 declaring all Indebtedness of the Borrower hereunder to be immediately due and payable, (ii) upon any dissolution, liquidation, winding-up, reorganization, bankruptcy, insolvency or receivership of any Obligor (or any other arrangement or marshalling of the Secured Assets that is similar thereto) or (iii) upon the enforcement of, or any action taken with respect to the Guarantees or the Security Documents.  For greater certainty, insurance proceeds derived as a result of the loss or destruction of any of the Secured Assets or cash or non-cash proceeds derived from any expropriation or other condemnation of any of the Secured Assets shall not constitute Proceeds of Realization prior to the Enforcement Date.

“Projects” means the Guanacevi mines project, the Guanajuato mines project and each other mine project (including, for greater certainty, the El Cubo mine project (if and when the El Cubo Acquisition is completed) now or hereafter developed by the Borrower and any of its Subsidiaries and “Project” means any one of the Projects.

“Purchase Money Indebtedness” means Indebtedness assumed by any Subject Entity as part of, or issued or incurred by such Subject Entity to pay or provide funds to pay, all or a part of the purchase price of any equipment hereafter or previously acquired by such Subject Entity.

“Qualified Affiliate” means an Affiliate of a Lender who has executed and delivered to the Administrative Agent an instrument of adhesion in the form set forth in Schedule K.

“Qualified Risk Management Lender” means (x) any Person that enters into a Risk Management Agreement at a time when such Person is a Lender or (y) any Qualified Affiliate that enters into a Risk Management Agreement at a time when the Lender with which such Qualified Affiliate is affiliated is a Lender.

“Receiver” means a receiver, receiver and manager or other Person having similar powers or authority appointed by the Administrative Agent or by a court at the instance of the Administrative Agent in respect of the Secured Assets or any part thereof.

Amended and Restated Credit Agreement

“Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping or other releasing into the Environment, whether intentional or unintentional.

“RHG” means Recursos Humanos Guanacevi, S.A. de C.V., a company incorporated under the laws of Mexico.

“Risk Management Agreements” means any present or future swap, hedging or other derivative transaction entered into by any Subject Entity which constitutes a commodity hedging transaction, spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, and any other exchange or rate protection transaction, any combination of such transactions or any option with respect to any such transaction entered into by a Subject Entity.

“Rolling EBITDA” means, for each Fiscal Quarter, EBITDA for such Fiscal Quarter and each of the three immediately preceding Fiscal Quarters.

“Rolling Interest Service” means:

(a)	for the Fiscal Quarter ending March 31, 2012, Interest Expenses for such Fiscal Quarter multiplied by four;

(b)	for the Fiscal Quarter ending June 30, 2012, the aggregate of Interest Expenses for such Fiscal Quarter and the immediately preceding Fiscal Quarter multiplied by two;

(c)	for the third full Fiscal Quarter ending September 30, 2012, the aggregate of Interest Expenses for such Fiscal Quarter and the two immediately preceding Fiscal Quarters multiplied by 4/3; and

(d)	for each Fiscal Quarter thereafter, Interest Expenses for such Fiscal Quarter and each of the three immediately preceding Fiscal Quarters.

“Rollover Notice” shall have the meaning ascribed thereto in Section 5.2.

“RPG” means Refinadora Plata Guanacevi, S.A. de C.V., a company incorporated under the laws of Mexico.

“S&P” means Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw Hill Companies Inc. and its successors.

“Sale Leaseback” shall mean any transaction or series of related transactions pursuant to which a Subject Entity (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold, transferred or disposed.

Amended and Restated Credit Agreement

“Sanctioned Person” means any Person who is a designated target of Sanctions or is otherwise a subject of Sanctions, including as a result of being:

(a)	owned or controlled directly or indirectly by any person which is a designated target of Sanctions; or

(b)	organized under the laws of any country that is subject to general or country-wide Sanctions; or

(c)	any person that is a “designated person”, “politically exposed foreign person” or “terrorist group” as described in any Canadian or United Kingdom Sanctions law.

“Sanctions” means any economic or trade sanctions or restrictive measures enacted, administered, imposed or enforced by the US Department of the Treasury’s Office of Foreign Assets Control (OFAC), the US Department of State, the United Nations Security Council, the Parliament of Canada, the European Union, and/or any present or future member state thereof and/or the United Kingdom’s Her Majesty’s Treasury or other relevant sanctions authority.

“Secured Assets” means, all of the present and future assets, property and undertaking of each Obligor other than the Excluded Assets and, in each case, all proceeds thereof.  For certainty, the Secured Assets shall cease to be Secured Assets to the extent such assets are sold or otherwise disposed of in a manner in which is permitted by this agreement.

For certainty, a Secured Asset shall cease to be Secured Asset to the extent such assets are sold or otherwise disposed of in a manner in which is not prohibited by this agreement.

“Secured Obligations” shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by any of the Obligors to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Finance Documents and Secured Obligations of a particular Obligor shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by such Obligor to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Finance Documents to which such Obligor is a party.  For certainty, “Secured Obligations” shall include interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any Default or Event of Default to the extent lawful) specified herein, whether or not such interest is an allowable claim in such bankruptcy proceeding.  For certainty, obligations arising under a Cash Management Agreement and/or a Secured Risk Management Agreement entered into at a time when the financial institution party thereto was a Lender (or the Lender to whom a Qualified Affiliate is affiliated was a Lender)

Amended and Restated Credit Agreement

shall constitute Secured Obligations notwithstanding such Lender subsequently ceases to be a Lender hereunder.

“Secured Obligations Termination Date” means the date on which all Secured Obligations of the Obligors (other than those provisions which by their terms survive the termination of the Finance Documents) have been permanently paid in full and the Finance Parties have no commitments to provide credit to any Obligor under any Finance Document.

“Secured Risk Management Agreements” means any Risk Management Agreement between an Obligor on the one hand and a Qualified Risk Management Lender.

“Security” means the collateral security constituted by the Security Documents.

“Security Documents” means the security documents which, in the reasonable opinion of the Administrative Agent, are required to be entered into from time to time by each Obligor in favour of the Administrative Agent in order to grant to the Administrative Agent a Lien on the Secured Assets as continuing collateral security for the payment and performance of the Secured Obligations of such Obligor, such security documents to be in form and substance satisfactory to the Administrative Agent and to include the security documents described in Schedule J hereto at the times stated therein.

“Shares”, as applied to the shares of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.

“Subject Entities” means the Obligors and all other Subsidiaries of the Borrower other than the Excluded Subsidiaries and “Subject Entity” means any one of the Subject Entities.

“Subsidiary” means, with respect to any Person, any corporation, company or other similar business entity (including, for greater certainty, a chartered bank) of which more than fifty per cent (50%) of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.

Amended and Restated Credit Agreement

“Tangible Net Worth” means, at any particular time, the amount of Equity at such time less the aggregate of the amounts, at such time, which would, in accordance with generally accepted accounting principles, be classified upon the consolidated balance sheet of the Borrower as goodwill (without taking into account any future income tax assets that may be classified as goodwill), intangible assets and accumulated other comprehensive income.

“Tax Act” means the Income Tax Act (Canada).

“Tax Prepayment Trigger Event” means the receipt by any Obligor of any cash proceeds from the sale of any right, title or interest in any present or future value added tax (impuesto al valor agregado) refund owing or payable by the United Mexican States (or any political subdivision thereof) to any Obligor.

“Taxes” means all taxes, assessments, fees, rates, levies, imposts, deductions, dues, duties and other charges of any nature, including any interest, fines, penalties or other liabilities with respect thereto, imposed, levied, collected, withheld or assessed by any Official Body (including a federal, state, provincial, municipal or foreign Official Body), and whether disputed or not.

“Total Commitment Amount” means, at any particular time, the aggregate of the Individual Commitments with respect to all of the Lenders at such time.

“Total Indebtedness” means, at any particular time, the aggregate Indebtedness of the Borrower on a consolidated basis.

“U.S.” and “United States” means the United States of America.

“U.S. Dollar Equivalent” means the relevant Exchange Equivalent in United States dollars of any amount of another currency.

“Voting Shares” means Shares of any class of any corporation carrying voting rights generally under all circumstances.

1.2	Other Usages

References to “this agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this agreement and not to any particular Article, Section or other subdivision of this agreement.  Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof.
1.3	Plural and Singular

Where the context so requires, words importing the singular number shall include the plural and vice versa.

Amended and Restated Credit Agreement

1.4	Headings

The division of this agreement into Articles and Sections and the insertion of headings in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.5	Currency

Unless otherwise specified herein, all statements of or references to dollar amounts in this agreement shall mean lawful money of the United States.

1.6	Applicable Law

This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.  Any legal action or proceeding with respect to this agreement may be brought in the courts of the Province of British Columbia and, by execution and delivery of this agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts.  Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Section 16.1, such service to become effective seven Banking Days after such mailing.  Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.7	Time of the Essence

Time shall in all respects be of the essence of this agreement.

1.8	Non-Banking Days

Subject to Section 7.4(c), whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

1.9	Consents and Approvals

Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for therein, such consent or approval shall not be unreasonably withheld or delayed by such party.

1.10	Amount of Credit

Any reference herein to the amount of credit outstanding shall mean, at any particular time:

Amended and Restated Credit Agreement

(a)	in the case of a LIBOR Loan or Base Rate Loan, the principal amount thereof; and

(b)	in the case of a Letter denominated in U.S. dollars, the contingent liability of the Issuing Lender thereunder.

1.11	Schedules

Each and every one of the schedules which is referred to in this agreement and attached to this agreement shall form a part of this agreement.

1.12	Extension of Credit

For the purposes hereof, each drawdown, rollover and conversion shall be deemed to be an extension of credit to the Borrower hereunder.

1.13	Accounting Terms – GAAP

                        All accounting terms not specifically defined in this agreement shall be interpreted in accordance with GAAP.

1.14	Rule of Construction

The Finance Documents have been negotiated by each party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Finance Documents.

1.15	Calculations, Computations, Changes in Accounting Policies

Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time.  Whereas the Borrower may adopt new accounting policies from time to time (including with respect to IFRS), whereby such adoption is compelled by accounting or regulatory bodies having jurisdiction or at its own discretion, and whereas these accounting changes may result in a material change in the calculation of the financial covenants or financial covenant thresholds or terms used in this agreement or any other Credit Document, then the Borrower, the Administrative Agent and the Lenders agree to enter into good faith negotiations in order to amend such provisions of this agreement or such other Credit Document, as applicable, so as to equitably reflect such accounting changes with the desired result that the criteria for evaluating the Borrower’s or any of its Subsidiary’s financial condition, financial covenants, financial covenant thresholds or terms used in this agreement or any other Credit Document shall be the same after such accounting changes as if such accounting changes had not been made; provided, however, that the agreement of the Majority Lenders to any required amendments of such provisions shall be sufficient to bind all Lenders.  If the Borrower and the Majority Lenders cannot agree upon the required amendments, then all calculations of financial covenants, financial covenant thresholds or terms used in this agreement or any other Credit Document shall be prepared and delivered without reflecting the accounting policy change.

Amended and Restated Credit Agreement

ARTICLE 2
CREDIT FACILITY

2.1	Establishment of Credit Facility

Subject to the terms and conditions hereof, the Lenders hereby establish in favour of the Borrower a non-revolving term credit facility in an amount equal to the Credit Limit (as such amount may be reduced from time to time).

2.2	Lenders’ Commitments

Subject to the terms and conditions hereof, the Lenders agree to extend credit to the Borrower under the Credit Facility from time to time provided that the aggregate amount of credit extended by each Lender under the Credit Facility shall not at any time exceed the Individual Commitment of such Lender under the Credit Facility and further provided that the aggregate amount of credit outstanding under the Credit Facility shall not at any time exceed the Credit Limit.  All credit requested under the Credit Facility shall be made available to the Borrower contemporaneously by all of the Lenders.  Each Lender shall provide to the Borrower its Pro Rata Share of each credit, whether such credit is extended by way of drawdown, rollover or conversion.  No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any credit under the Credit Facility nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in extending credit under the Credit Facility.  The failure of any Lender to make available to the Borrower its Pro Rata Share of any credit under the Credit Facility shall not relieve any other Lender of its obligation hereunder to make available to the Borrower its Pro Rata Share of such credit under the Credit Facility.

2.3	Reduction of Credit Limit

The Borrower may, from time to time and at any time, by notice in writing to the Administrative Agent, permanently reduce the amount of the Credit Limit in whole or in part to the extent the Credit Facility is not being utilized at the time such notice is given, provided that such reduction shall not become effective until five Banking Days after such notice has been given.  The amount of the Credit Facility shall be reduced by $25,000,000 on each of July 24, 2013 and July 24, 2015. The amount of the Credit Limit will be permanently reduced at the time, and in the amount, of any repayment or prepayment made in accordance with Sections 9.2 and 9.4 provided that any repayment or prepayment of credit outstanding under the Credit Facility (other than as set forth above) shall not cause a reduction in the Credit Limit.  Upon any reduction of the Credit Limit, the Individual Commitment of each Lender with respect to the Credit Facility shall thereupon be reduced by an amount equal to such Lender’s Pro Rata Share of such reduction of the Credit Limit.

2.4	Termination of Credit Facility

(a)	The Credit Facility shall terminate upon the earliest to occur of:

(i)	the termination of the Credit Facility in accordance with Section 13.1;

Amended and Restated Credit Agreement

(ii)	the date on which the Credit Limit has been permanently reduced to zero pursuant to Section 2.3; and

(iii)	the Maturity Date.

(b)
Upon the termination of the Credit Facility, the right of the Borrower to obtain any credit thereunder and all of the obligations of the Lenders to extend credit under the Credit Facility shall automatically terminate.

2.5	Credit Restrictions

Subject to the terms and conditions hereof, the aggregate amount of credit outstanding under the Credit Facility shall not at any time exceed the Credit Limit.

ARTICLE 3
GENERAL PROVISIONS RELATING TO CREDITS

3.1	Types of Credit Availments

Subject to the terms and conditions hereof the Borrower may obtain credit from the Lenders through the Branch of Account by way of one or more Base Rate Loans, LIBOR Loans and Letters; provided, however, that the aggregate amount of credit extended by way of Letters shall not at any time exceed $15,000,000.  Any extension of credit hereunder by way of drawdowns of Base Rate Loans or LIBOR Loans shall be in a minimum amount of $1,000,000 and in multiples thereof.

3.2	Funding of Loans

Each Lender shall make available to the Administrative Agent its Pro Rata Share of the principal amount of each Loan under the Credit Facility prior to 11:00 a.m. (Toronto time) on the date of the extension of credit.  The Administrative Agent shall, upon fulfilment by the Borrower of the terms and conditions set forth in Article 12 and unless otherwise irrevocably authorized and directed in the Drawdown Notice, make such funds available to the Borrower on the date of the extension of credit by crediting the Designated Account (or causing such account to be credited).  Unless the Administrative Agent has been notified by a Lender at least one Banking Day prior to the date of the extension of credit that such Lender will not make available to the Administrative Agent its Pro Rata Share of such Loan, the Administrative Agent may assume that such Lender has made such portion of the Loan available to the Administrative Agent on the date of the extension of credit in accordance with the provisions hereof and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount.  If the Administrative Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Administrative Agent, such Lender agrees to pay to the Administrative Agent, forthwith on demand, such Lender’s Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Administrative Agent in connection therewith together with interest thereon at the then prevailing interbank rate for each day from the date such amount is made available to the Borrower until the date such amount is paid or repaid to the Administrative Agent; provided, however, that notwithstanding such obligation, if such Lender fails so to pay, the Borrower shall,

Amended and Restated Credit Agreement

without prejudice to any rights that the Borrower might have against such Lender, repay such amount to the Administrative Agent forthwith after demand therefor by the Administrative Agent.  The amount payable by each Lender to the Administrative Agent pursuant hereto shall be set forth in a certificate delivered by the Administrative Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute prima facie evidence of such amount payable.  If such Lender makes the payment to the Administrative Agent required herein, the amount so paid shall constitute such Lender’s Pro Rata Share of the Loan for purposes of this agreement and shall entitle the Lender to all rights and remedies against the Borrower in respect of such Loan.

3.3	Failure of Lender to Fund Loan

If any Lender (a “Non-Funding Lender”) fails to make available to the Administrative Agent its Pro Rata Share of any Loan under the Credit Facility as required and the Administrative Agent has not funded pursuant to Section 3.2, the Administrative Agent shall forthwith give notice of such failure by such Non-Funding Lender to the Borrower and the other Lenders and such notice shall state that any Lender may make available to the Administrative Agent all or any portion of the Non-Funding Lender’s Pro Rata Share of such Loan (but in no way shall any other Lender or the Administrative Agent be obliged to do so) in the place and stead of the Non-Funding Lender.  If more than one Lender gives notice that it is prepared to make funds available in the place and stead of a Non-Funding Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the “Contributing Lenders” and individually called the “Contributing Lender”) are prepared to make available exceeds the amount of the advance which the Non-Funding Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its pro rata share of such advance based on the Contributing Lenders’ relative commitments to advance in such circumstances.  If any Contributing Lender makes funds available in the place and stead of a Non-Funding Lender in such circumstances, then the Non-Funding Lender shall pay to any Contributing Lender making the funds available in its place and stead, forthwith on demand, any amount advanced on its behalf together with interest thereon at the then prevailing interbank rate for each day from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Loan from the Borrower.  In addition to interest as aforesaid, the Borrower shall pay all amounts owing by the Borrower to the Non-Funding Lender hereunder (with respect to the amounts advanced by the Contributing Lenders on behalf of the Non-Funding Lender) to the Contributing Lenders until such time as the Non-Funding Lender pays to the Administrative Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Non-Funding Lender.

3.4	Timing of Credit Availments

No LIBOR Loan under the Credit Facility may have a maturity date later than the Maturity Date.

Amended and Restated Credit Agreement

3.5	Inability to Fund U.S. Dollar Advances in Canada

If a Lender determines in good faith, which determination shall be final, conclusive and binding on the Borrower, and the Administrative Agent notifies the Borrower that (i) by reason of circumstances affecting financial markets inside or outside Canada, deposits of United States dollars are unavailable to such Lender in Canada, (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definition of LIBOR or Alternate Base Rate Canada, as the case may be, (iii) the making or continuation of United States dollar advances in Canada has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by such Lender to fund the advance) which materially and adversely affects the funding of the advances at any interest rate computed on the basis of the LIBOR or the Alternate Base Rate Canada, as the case may be, or by reason of a change in any Applicable Law or government regulation, guideline or order (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or in the interpretation thereof by any Official Body affecting such Lender or any relevant financial market, which results in LIBOR or the Alternative Base Rate Canada, as the case may be, no longer representing the effective cost to such Lender of deposits in such market for a relevant Interest Period, or (iv) any change to present law or any future law, regulation, order, treaty or official directive (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or any change therein or any interpretation or application thereof by any Official Body has made it unlawful for such Lender to make or maintain or give effect to its obligations in respect of United States dollar advances in Canada as contemplated herein, then

(a)
the right of the Borrower to obtain any affected Base Rate Canada Loan or LIBOR Loan from such Lender shall be suspended until such Lender determines that the circumstances causing such suspension no longer exist and such Lender so notifies the Borrower;

(b)	if any affected Base Rate Canada Loan or LIBOR Loan is not yet outstanding, any applicable Drawdown Notice shall be cancelled and the advance requested therein shall not be made;

(c)
if any LIBOR Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of a LIBOR Loan is suspended, it shall, subject to the Borrower having the right to obtain credit by way of a Base Rate Canada Loan at such time, be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any Applicable Law) to a Base Rate Canada Loan in the principal amount equal to the principal amount of the LIBOR Loan or, if the Borrower does not have the right to obtain credit by way of a Base Rate Canada Loan at such time, such LIBOR Loan shall be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any Applicable Law) to such other availment (in the principal amount of such LIBOR Loan) as the Lenders and Borrower may mutually agree upon; and

Amended and Restated Credit Agreement

(d)
if any Base Rate Canada Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of a Base Rate Canada Loan is suspended, it shall, subject to the Borrower having the right to obtain credit by way of a LIBOR Loan at such time, be immediately converted to a LIBOR Loan in the principal amount equal to the principal amount of the Base Rate Canada Loan and having an Interest Period of one month or, if the Borrower does not have the right to obtain credit by way of a LIBOR Loan at such time, it shall be immediately converted to such other availment (in the principal amount of such Base Rate Canada Loan) as the Lenders and the Borrower may mutually agree upon.

3.6	Time and Place of Payments

Unless otherwise expressly provided herein, the Borrower shall make all payments pursuant to this agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by deposit to the Designated Account before 12:00 noon (Toronto time) on the day specified for payment and the Administrative Agent shall be entitled to withdraw the amount of any payment due to the Administrative Agent or the Lenders hereunder from such account on the day specified for payment.

3.7	Remittance of Payments

Forthwith after the withdrawal from the Designated Account by the Administrative Agent of any payment of principal, interest, fees or other amounts for the benefit of the Lenders pursuant to Section 3.6, the Administrative Agent shall, subject to Sections 3.3 and 8.3, remit to each Lender, in immediately available funds, such Lender’s Pro Rata Share of such payment (except to the extent such payment results from a Loan with respect to which a Lender had failed, pursuant to Section 3.2, to make available to the Administrative Agent its Pro Rata Share and where any other Lender has made funds available in the place and stead of a Non-Funding Lender); provided that if the Administrative Agent, on the assumption that it will receive, on any particular date, a payment of principal (including, without limitation, a prepayment), interest, fees or other amount under the Credit Facility, remits to each Lender its Pro Rata Share of such payment and the Borrower fails to make such payment, each Lender agrees to repay to the Administrative Agent, forthwith on demand, to the extent that such amount is not recovered from the Borrower on demand and after reasonable efforts by the Administrative Agent to collect such amount (without in any way obligating the Administrative Agent to take any legal action with respect to such collection), such Lender’s Pro Rata Share of the payment made to it pursuant hereto together with interest thereon at the then prevailing interbank rate for each day from the date such amount is remitted to the Lenders until the date such amount is paid or repaid to the Administrative Agent, the exact amount of the repayment required to be made by the Lenders pursuant hereto to be as set forth in a certificate delivered by the Administrative Agent to each Lender, which certificate shall constitute prima facie evidence of such amount of repayment.

3.8	Evidence of Indebtedness

The Administrative Agent shall maintain accounts wherein the Administrative Agent shall record the amount of credit outstanding, each payment of principal and interest on

Amended and Restated Credit Agreement

account of each Loan, each Letter issued and drawn upon and all other amounts becoming due to and being paid to the Lenders or the Administrative Agent hereunder, including Letter fees and standby fees.  The Administrative Agent’s accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrower pursuant to this agreement.

3.9	General Provisions Relating to All Letters

(a)
Each request by the Borrower for the issuance or amendment of a Letter shall be deemed to be a representation by the Borrower that the extension of credit so requested complies with the conditions set forth in Section 12.1.  The Borrower hereby acknowledges and confirms to the Issuing Lender that the Issuing Lender shall not be obliged to make any inquiry or investigation as to the right of any beneficiary to make any claim or Draft under a Letter and payment by the Issuing Lender pursuant to a Letter shall not be withheld by the Issuing Lender by reason of any matters in dispute between the beneficiary thereof and the Borrower.  The sole obligation of the Issuing Lender with respect to Letters issued by it is to cause to be paid a Draft drawn or purporting to be drawn in accordance with the terms of the applicable Letter and for such purpose the Issuing Lender is only obliged to determine that the Draft purports to comply with the terms and conditions of the relevant Letter.

(b)
The Issuing Lender shall not have any responsibility or liability for or any duty to inquire into the form, sufficiency (other than to the extent provided in the preceding paragraph), authorization, execution, signature, endorsement, correctness (other than to the extent provided in the preceding paragraph), genuineness or legal effect of any Draft, certificate or other document presented to it pursuant to a Letter issued by the Issuing Lender and the Borrower unconditionally assumes all risks with respect to the same.  The Borrower agrees that it assumes all risks of the acts or omissions of the beneficiary of any Letter with respect to the use by such beneficiary of the relevant Letter.  The Borrower shall promptly examine a copy of each Letter and each amendment thereto that is delivered to it and, in the event of any claim of non-compliance with the Borrower’s instructions or other irregularity, the Borrower will immediately notify the Issuing Lender.  The Borrower shall be conclusively deemed to have waived any such claim against the Issuing Lender and its correspondents unless such notice is given as aforesaid.

(c)	The obligations of the Borrower hereunder with respect to Letters shall be absolute, unconditional and irrevocable and shall not be reduced by any event or occurrence including, without limitation:

(i)	any lack of validity or enforceability of this agreement or any such Letter;

(ii)	any amendment or waiver of or any consent to departure from this agreement;

Amended and Restated Credit Agreement

(iii)
the existence of any claim, set-off, defense or other rights which the Borrower may have at any time against any beneficiary or any transferee of any such Letter (or any person or entities for whom any such beneficiary or any such transferee may be acting), any Lender, the Issuing Lender or any other person or entity;

(iv)
any Draft, statement or other document presented under any such Letter proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatsoever;

(v)	any non-application or misapplication by the beneficiary of such Letter of the proceeds of any drawing under such Letter;

(vi)	the surrender or impairment of any Security;

(vii)	any reduction or withdrawal of the Issuing Lender’s credit rating by any rating agency; or

(viii)
any other circumstance or happening whatsoever, similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Borrower.

The obligations of the Borrower hereunder with respect to Letters shall remain in full force and effect and shall apply to any amendment to or extension of the expiration date of any such Letter, approved in writing by the Borrower.  The Issuing Lender shall not be under any obligation to amend any Letter if (A) the Issuing Lender would have no obligation at such time to issue such Letter in its amended form under the terms hereof, or (B) the beneficiary of such Letter does not accept the proposed amendment to such Letter.

(d)
Any action, inaction or omission taken or suffered by the Issuing Lender or any of its correspondents under or in connection with a Letter or any Draft made thereunder, if in good faith and in conformity with foreign or domestic laws, regulations or customs applicable thereto, shall be binding upon the Borrower and shall not place the Issuing Lender or any of its correspondents under any resulting liability to the Borrower.  Without limiting the generality of the foregoing, the Issuing Lender and its correspondents may receive, accept or pay as complying with the terms of a Letter, any Draft thereunder, otherwise in order which may be signed by, or issued to, the administrator or any executor of, or the trustee in bankruptcy of, or the receiver for any property of, or other person or entity acting as the representative or in the place of, such beneficiary or its successors and assigns.  The Borrower covenants that it will not take any steps, issue any instructions to the Issuing Lender or any of its correspondents or institute any proceedings intended to derogate from the right or ability of the Issuing Lender or its correspondents to honour and pay any Draft or Drafts.

Amended and Restated Credit Agreement

(e)
The Borrower agrees that the Lenders, the Issuing Lender and the Administrative Agent shall have no liability to it for any reason in respect of or in connection with any Letter, the issuance thereof, any payment thereunder, or any other action taken by the Lenders, the Issuing Lender or the Administrative Agent or any other Person in connection therewith, other than on account of the Issuing Lender’s gross negligence or wilful misconduct.

(f)
Save to the extent expressly provided otherwise in this Section 3.9, the rights and obligations between the Issuing Lender and the Borrower with respect to each Letter shall be determined in accordance with the applicable provisions of the (i) Uniform Customs and Practice for Documentary Credits, ICC Publications 600 or (ii) the International Standby Practices - ISP98, ICC Publication No. 590, as applicable.

(g)
The Issuing Lender shall act on behalf of the Lenders with respect to any Letters issued by it and the documents associated therewith, and the Issuing Lender shall have all of the benefits and immunities (A) provided to the Administrative Agent in Article 14 with respect to any acts taken or omissions suffered by the Issuing Lender in connection with Letters issued by it or proposed to be issued by it and any documentation pertaining to such Letters as fully as if the term “Administrative Agent” as used in Article 14 included the Issuing Lender with respect to such acts or omissions, and (B) as additionally provided herein with respect to the Issuing Lender.

(h)
Immediately upon the issuance of each Letter, each Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the Issuing Lender a risk participation in such Letter in an amount equal to the product of such Lender’s Pro Rate Share times the amount of such Letter.

(i)
None of the Issuing Lender, the Administrative Agent nor any correspondent, participant or assignee of the Issuing Lender shall be liable to any Lender for (i) any action of any of the Issuing Lender, the Administrative Agent or any correspondent, participant or assignee of the Issuing Lender taken or omitted in connection herewith at the request or with the approval of the Lenders or the Majority Lenders, as applicable, (ii) any action of any of the Issuing Lender, the Administrative Agent or any correspondent, participant or assignee of the Issuing Lender taken or omitted in the absence of such party’s gross negligence or wilful misconduct; or (iii) any deficiency in the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter.

3.10	Notice Periods

Each Drawdown Notice, Rollover Notice, Conversion Notice and Prepayment Notice shall be given to the Administrative Agent:

(a)	prior to 12:00 p.m. (Toronto time) on the fifth day prior to the date of any voluntary prepayment;

Amended and Restated Credit Agreement

(b)	prior to 12:00 p.m. (Toronto time) on the third Banking Day prior to the date of a drawdown of, rollover of, conversion into or conversion of a LIBOR Loan or the issuance of a Letter; and

(c)	prior to 12:00 p.m. (Toronto time) on the second Banking Day prior to the date of any other drawdown, rollover or conversion.

3.11	Administrative Agent’s Discretion to Allocate

Notwithstanding the provisions of Sections 3.2 and 9.6(b) with respect to the funding of Loans and reimbursing with respect to Letters in accordance with each Lender’s Pro Rata Share, the Administrative Agent shall be entitled to reallocate the funding or reimbursement obligations among the Lenders in order to ensure, to the greatest extent practicable, that after such funding the aggregate amount of credit extended hereunder by each Lender coincides with such Lender’s Pro Rata Share of the aggregate amount of credit extended under the Credit Facility by all of the Lenders, provided that no such allocation shall result in the aggregate amount of credit extended hereunder by any Lender exceeding such Lender’s Individual Commitment under the Credit Facility.

ARTICLE 4
DRAWDOWNS

4.1	Drawdown Notice

Subject to Sections 2.5, 3.1 and 3.5 and provided that all of the applicable conditions precedent set forth in Article 12 have been fulfilled by the Borrower or waived by the Lenders as provided in Section 14.14, the Borrower may, from time to time, obtain credit hereunder by giving to the Administrative Agent an irrevocable notice in substantially the form of Schedule D hereto (“Drawdown Notice”) in accordance with Section 3.10 and specifying, as applicable:

(a)	the date the credit is to be obtained;

(b)	whether the credit is to be obtained by way of Base Rate Loan, LIBOR Loan or Letter;

(c)	in the case of any credit to be obtained by way of a Loan, the principal amount of the Loan;

(d)	if the credit is to be obtained by way of LIBOR Loan, the applicable Interest Period;

(e)
if the credit is to be obtained by way of Letter, the named beneficiary of the Letter and address of such beneficiary, the documents to be presented by such beneficiary in case of any drawing thereunder, the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder, the purpose and nature of the requested Letter, the maturity date and amount of the Letter, the currency in which the Letter is to be denominated and all other terms of the Letter

Amended and Restated Credit Agreement

(including, without limitation, the proposed form of the Letter and such other matters as the Issuing Lender may require); and

(f)	the details of any irrevocable authorization and direction pursuant to Section 3.2.

4.2	Subsidiary Reimbursement Covenant

If credit is to be obtained by way of Letter and if such Letter is to be issued on behalf of a Subsidiary of the Borrower as well as on behalf of the Borrower, the Borrower shall ensure that accompanying such Drawdown Notice is an instrument, substantially in the form of Schedule I hereto, and pursuant to which such Subsidiary shall agree, without qualification, to reimburse the Issuing Lender on demand for the full amount of each and any Letter presented to and paid by the relevant Issuing Lender in accordance with such Letter.

ARTICLE 5
ROLLOVERS

5.1	LIBOR Loans

Subject to Sections 3.1 and 3.5 and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.2, requested the Lenders to continue to extend credit by way of a LIBOR Loan to replace all or a portion of an outstanding LIBOR Loan as it matures, each Lender shall, on the maturity of such LIBOR Loan, continue to extend credit to the Borrower by way of a LIBOR Loan (without a further advance of funds to the Borrower) in the principal amount equal to such Lender’s Pro Rata Share of the principal amount of the matured LIBOR Loan or the portion thereof to be replaced.

5.2	Rollover Notice

The notice to be given to the Administrative Agent pursuant to Section 5.1 (“Rollover Notice”) shall be irrevocable, shall be given in accordance with Section 3.10, shall be in substantially the form of Schedule E hereto and shall specify:

(a)	the maturity date of the maturing LIBOR Loan;

(b)	the principal amount of the maturing LIBOR Loan and the portion thereof to be replaced; and

(c)	the Interest Period or Interest Periods of the replacement LIBOR Loans.

5.3	Rollover by Lenders

Upon written notice to such effect to the Borrower at such time as a Default has occurred and is continuing but subject to Section 6.4, the Administrative Agent may, on the maturity date of a LIBOR Loan, rollover such LIBOR Loan into a LIBOR Loan having an Interest Period of one month or such other period as the Lenders may determine, as though a notice to such effect had been given in accordance with Section 5.2.

Amended and Restated Credit Agreement

ARTICLE 6
CONVERSIONS

6.1	Converting Loan to Other Type of Loan

Subject to Sections 3.1 and 3.5 and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.2, requested the Lenders to convert all or a portion of an outstanding Loan under the Credit Facility into another type of Loan, each Lender shall, on the date of conversion (which, in the case of the conversion of all or a portion of an outstanding LIBOR Loan, shall be the date on which such Loan matures), continue to extend credit to the Borrower by way of the type of Loan into which the outstanding Loan or a portion thereof is converted (with a repayment and a subsequent advance of funds to the Borrower) in the aggregate principal amount equal to such Lender’s Pro Rata Share of the principal amount of the outstanding Loan or the portion thereof which is being converted.

6.2	Conversion Notice

The notice to be given to the Administrative Agent pursuant to Section 6.1 (“Conversion Notice”) shall be irrevocable, shall be given in accordance with Section 3.10, shall be in substantially the form of Schedule F hereto and shall specify:

(a)	the type of Loan to be converted;

(b)	the date on which the conversion is to take place;

(c)	the principal amount of the Loan or the portion thereof which is to be converted;

(d)	the type and amount of the Loan into which the outstanding Loan is to be converted; and

(e)	if an outstanding Loan is to be converted into a LIBOR Loan, the applicable Interest Period.

6.3	Absence of Notice

Subject to Section 3.5 in the absence of a Rollover Notice or Conversion Notice within the appropriate time periods referred to herein, a maturing LIBOR Loan in favour of the Borrower shall be automatically converted to a Base Rate Loan as though a notice to such effect had been given in accordance with Section 6.2.

6.4	Conversion by Lenders

Upon written notice to such effect to the Borrower at such time as a Default has occurred and is continuing, the Administrative Agent may, on the maturity date of a LIBOR Loan, convert such LIBOR Loan into a Base Rate Loan, as though a notice to such effect had been given in accordance with Section 6.2.

Amended and Restated Credit Agreement

ARTICLE 7
INTEREST AND FEES

7.1	Interest Rates

The Borrower shall pay to the Lenders, in accordance with Section 3.6, interest on the outstanding principal amount from time to time of each Loan and on overdue interest thereon, at the rate per annum equal to:

(i)	in the case of each Base Rate Loan, the Alternate Base Rate Canada plus [rate redacted]%; and

(ii)	in the case of each LIBOR Loan, LIBOR plus [rate redacted]%.

7.2	Calculation and Payment of Interest

(a)
Interest on the outstanding principal amount from time to time of each LIBOR Loan and Base Rate Loan and on overdue interest thereon shall accrue from day to day from and including the date on which credit is obtained by way of such Loan or on which such overdue interest is due, as the case may be, to but excluding the date on which such Loan or overdue interest, as the case may be, is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 360, in the case of a LIBOR Loan, or 360, 365 or 366 days, in the case of a Base Rate Loan.

(b)	Accrued interest shall be paid,

(i)	in the case of interest on Base Rate Loans, monthly in arrears on the 22nd day of each month; and

(ii)
in the case of interest on LIBOR Loans, on the last day of the applicable Interest Period; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period and on the date on which such LIBOR Loans are otherwise required to be repaid.

7.3	General Interest Rules

(a)
For the purposes hereof, whenever interest is calculated on the basis of a year of 360, 365 or 366 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360, 365 or 366 days, respectively.

Amended and Restated Credit Agreement

(b)	Interest on each Loan and on overdue interest thereon shall be payable in the currency in which such Loan is denominated during the relevant period.

(c)
If the Borrower fails to pay any fee or other amount of any nature payable by it to the Administrative Agent or the Lenders hereunder or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, the Borrower shall pay to the Administrative Agent or the Lenders, as the case may be, interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to the Alternate Base Rate Canada plus 5.5%.  Such interest on overdue amounts shall become due and be paid on demand made by the Administrative Agent.

7.4	Selection of Interest Periods

With respect to each LIBOR Loan, the Borrower shall specify in the Drawdown Notice, Rollover Notice or Conversion Notice, the duration of the Interest Period provided that:

(a)
Interest Periods shall have a duration from one, two, three or six months (subject to availability and to the right of the Administrative Agent, in its discretion, to restrict the term or maturity dates of Interest Periods);

(b)
the first Interest Period for a LIBOR Loan shall commence on and include the day on which credit is obtained by way of such Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto; and

(c)
if any Interest Period would end on a day which is not a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Banking Day.

7.5	[Intentionally Deleted]

7.6	Letter Fees

The Borrower shall pay to the Administrative Agent, for the benefit of the Lenders in accordance with Section 3.6, an issuance fee quarterly in arrears on the first Banking Day of each Fiscal Quarter, calculated at the rate of 4.50% per annum on the basis of a year of 365 days and on the amount of each such Letter for a period of time equal to the number of days in the preceding Fiscal Quarter on which such Letter was outstanding.  In addition, with respect to all Letters, the Borrower shall from time to time pay to the Issuing Lender, for its own account, its usual and customary fees (at the then prevailing rates) for the amendment, delivery and administration of letters of credit such as the Letters.  Each such payment is non-refundable and fully earned when due.

Amended and Restated Credit Agreement

7.7	[Intentionally Deleted]

7.8	Fronting Fees

With respect to each Letter issued hereunder, the Borrower shall pay to the Issuing Lender, in accordance with Section 3.6, a fronting fee quarterly in arrears on the first Banking Day of each Fiscal Quarter, calculated at a rate of 0.25% per annum on that portion of the amount of each such Letter for which Lenders other than the Issuing Lender have agreed to reimburse the Issuing Lender for any amounts drawn hereunder and for a period of time equal to the number of days in the preceding Fiscal Quarter on which such Letter was outstanding.  Each such payment is non-refundable and fully earned when due.

ARTICLE 8
RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

8.1	Conditions of Credit

The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 8.

8.2	Increased Costs

(a)	Increased Costs Generally. If from time to time any Change in Law shall:

(i)
impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Finance Party;

(ii)
subject any Finance Party to any Tax of any kind whatsoever with respect to this agreement, any extension of credit made by it, or change the basis of taxation of payments to such Finance Party in respect thereof, except for Indemnified Taxes or Other Taxes covered by Section 8.6 and the imposition, or any change in the rate, of any Excluded Tax payable by such Finance Party; or

(iii)
impose on any Finance Party or any applicable interbank market any other condition, cost or expense affecting this agreement or any extension of credit made by such Finance Party or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Finance Party of making or maintaining any extension of credit (or of maintaining its obligation to make any such extension of credit) or to reduce the amount of any sum received or receivable by such Finance Party hereunder (whether of principal, interest or any other amount), then upon request of such Finance Party from time to time the Borrower will pay to such Finance Party such additional amount or amounts as will compensate such Finance Party for such additional

Amended and Restated Credit Agreement

costs incurred or reduction suffered, such amount or amounts to be determined in the sole and absolute discretion of the relevant Finance Party.

(b)
Capital and Liquidity Requirements.  If any Finance Party determines in its sole and absolute discretion that any Change in Law affecting such Finance Party or any lending office of such Finance Party or such Finance Party’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Finance Party’s capital or on the capital of such Finance Party’s holding company, if any, as a consequence of this agreement, the Individual Commitment of such Finance Party or the extensions of credit made by it, to a level below that which such Finance Party or its holding company could have achieved but for such Change in Law (taking into consideration such Finance Party’s policies and the policies of its holding company with respect to, as applicable, capital adequacy or liquidity requirements), then from time to time the Borrower will pay to such Finance Party such additional amount or amounts as will compensate such Finance Party or its holding company for any such reduction suffered, such amount or amounts to be determined in the sole and absolute discretion of the Finance Party.

(c)
Certificates for Reimbursement.  A certificate of a Finance Party setting forth the amount or amounts necessary to compensate such Finance Party or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower from time to time shall be conclusive absent manifest error.  The Borrower shall pay such Finance Party the amount shown as due on any such certificate within 10 days after receipt thereof.

(d)
Delay in Requests.  Failure or delay on the part of any Finance Party to demand compensation pursuant to this Section shall not constitute a waiver of such Finance Party’s right to demand such compensation, except that the Borrower shall not be required to compensate a Finance Party pursuant to this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Finance Party notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Finance Party’s intention to claim compensation therefor, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.

8.3	Failure to Fund as a Result of Change of Circumstances

If any Lender but not all of the Lenders who have Individual Commitments seeks additional compensation pursuant to Section 8.2(a) or 8.2(b) or if any Lender becomes a Defaulting Lender (the “Affected Lender”), then the Borrower may indicate to the Administrative Agent in writing that it desires to replace the Affected Lender with one or more of the other Lenders, and the Administrative Agent shall then forthwith give notice to the other Lenders that any such Lender or Lenders may, in the aggregate, advance all (but not part) of the

Amended and Restated Credit Agreement

Affected Lender’s Pro Rata Share of the affected credit and, in the aggregate, assume all (but not part) of the Affected Lender’s Individual Commitment and obligations under the Credit Facility and acquire all (but not part) of the rights of the Affected Lender and assume all (but not part) of the obligations of the Affected Lender under each of the other Finance Documents to the extent they relate to the Credit Facility (but in no event shall any other Lender or the Administrative Agent be obliged to do so).  If one or more Lenders shall so agree in writing (herein collectively called the “Assenting Lenders” and individually called an “Assenting Lender”) with respect to such advance, acquisition and assumption, the Pro Rata Share of such credit of each Assenting Lender and the Individual Commitment and the obligations of such Assenting Lender under the Credit Facility and the rights and obligations of such Assenting Lender under each of the other Finance Documents to the extent they relate to the Credit Facility shall be increased by its respective pro rata share (based on the relative Individual Commitments of the Assenting Lenders) of the Affected Lender’s Pro Rata Share of such credit and Individual Commitment and obligations under the Credit Facility and rights and obligations under each of the other Finance Documents to the extent they relate to the Credit Facility on a date mutually acceptable to the Assenting Lenders and the Borrower.  On such date, the Assenting Lenders shall extend to the Borrower the Affected Lender’s Pro Rata Share of such credit and shall prepay to the Affected Lender the advances of the Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to the Affected Lender hereunder, and, upon such advance and prepayment by the Assenting Lenders, the Affected Lender shall cease to be a “Lender” for purposes of this agreement and shall no longer have any rights or obligations hereunder.  Upon the assumption of the Affected Lender’s Individual Commitment as aforesaid by an Assenting Lender, Schedule A hereto shall be deemed to be amended to increase the Individual Commitment of such Assenting Lender by the respective amounts of such assumption.  For certainty, the Borrower shall not be required to pay an Affected Lender that is a Defaulting Lender in respect of breakage costs or other amounts required to be paid as a result of prepayment to such Lender.

8.4	Indemnity Relating to Credits

Upon notice from the Administrative Agent to the Borrower (which notice shall be accompanied by a detailed calculation of the amount to be paid by the Borrower), the Borrower shall pay to the Administrative Agent such amount or amounts as will compensate the Administrative Agent or the Lenders (including, for certainty, the Issuing Lender) for any loss, cost or expense incurred by them:

(a)	in the liquidation or redeposit of any funds acquired by the Lenders to fund or maintain any portion of a LIBOR Loan as a result of:

(i)
the failure of the Borrower to borrow or make repayments on the dates specified under this agreement or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a LIBOR Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above); or

Amended and Restated Credit Agreement

(ii)
the repayment or prepayment of any amounts on a day other than the payment dates prescribed herein or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a LIBOR Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above); or

(b)
with respect to any Letter, arising from claims or legal proceedings, and including reasonable and documented legal fees and disbursements, respecting the collection of amounts owed by the Borrower hereunder in respect of such Letter or the enforcement of the Administrative Agent or the Lenders’ rights hereunder in respect of such Letter including, without limitation, legal proceedings attempting to restrain the Administrative Agent or the Lenders from paying any amount under such Letter.  Notwithstanding the foregoing, the Borrower shall not be required to indemnify a Lender for any such cost or expense if such cost or expense is sustained or incurred by such Lender while it is a Defaulting Lender.

8.5	Indemnity for Transactional and Environmental Liability

(a)
The Borrower hereby agrees to indemnify and hold the Administrative Agent, each Lender, the Issuing Lender and each of their respective Affiliates, shareholders, officers, directors, employees, and agents (collectively, the “Indemnified Parties”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrower (collectively in this Section 8.5(a), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the extension of credit contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein or (iv) the execution, delivery, performance or enforcement of the Finance Documents and any instrument, document or agreement executed pursuant hereto, except for any such Indemnified Liabilities that a court of competent jurisdiction determined arose on account of the relevant Indemnified Party’s gross negligence or willful misconduct or breach by such Indemnified Party of its obligations under the Credit Documentation.

(b)
Without limiting the generality of the indemnity set out in the preceding clause (a), the Borrower hereby further agrees to indemnify and hold the Indemnified Parties free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith, including, without limitation,

Amended and Restated Credit Agreement

reasonable and documented legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrower, of any and every kind whatsoever paid (collectively in this Section 8.5(b), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by any Obligor of any Hazardous Material, contaminant, pollutant or waste, and (ii) any other violation of or liability pursuant to an Environmental Law with respect to any Obligor, and regardless of whether caused by, or within the control of, such Obligor, except for any such Indemnified Liabilities that a court of competent jurisdiction determined arose on account of the relevant Indemnified Party’s gross negligence or willful misconduct.

(c)
All obligations provided for in this Section 8.5 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of this agreement.  The obligations provided for in this Section 8.5 shall not be reduced or impaired by any investigation made by or on behalf of the Finance Parties.

(d)
The Borrower hereby agrees that, for the purposes of effectively allocating the risk of loss placed on the Borrower by this Section 8.5, each Finance Party shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective shareholders, officers, directors, employees and agents.

(e)
If, for any reason, the obligations of the Borrower pursuant to this Section 8.5, shall be unenforceable, the Borrower agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under Applicable Law.

8.6	Gross-Up for Taxes

(a)
Any and all payments made by or on behalf of the Borrower under this agreement or under any other Finance Document (any such payment being hereinafter referred to as a “Payment”) to or for the benefit of a Finance Party shall be made without set-off or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any and all present or future Taxes except to the extent that such deduction or withholding is required by law or the administrative practice of any Official Body.  If any such Taxes are so required to be deducted or withheld from or in respect of any Payment made to or for the benefit of a Finance Party, the Borrower shall:

(i)	promptly notify the Administrative Agent of such requirement;

(ii)	pay to such Finance Party in addition to the Payment to which such Finance Party is otherwise entitled, such additional amount as is necessary

Amended and Restated Credit Agreement

to ensure that the net amount actually received by such Finance Party (free and clear of, and net of, any such Taxes, including the full amount of any Taxes required to be deducted or withheld from any additional amount paid by the Borrower under this Section 8.6(a), whether assessable against the Borrower or such Finance Party) equals the full amount the Finance Party, would have received had no such deduction or withholding been required;

(iii)	make such deduction or withholding;

(iv)
pay to the relevant Official Body in accordance with Applicable Law the full amount of Taxes required to be deducted or withheld (including the full amount of Taxes required to be deducted or withheld from any additional amount paid by the Borrower, to the Finance Party under this Section 8.6(a)), within the time period required by Applicable Law; and

(v)
as promptly as possible thereafter, forward to the relevant Finance Party an original official receipt (or a certified copy), or other documentation reasonably acceptable to the Administrative Agent and such Finance Party, evidencing such payment to such Official Body.

(b)
If any Finance Party is subject to Taxes under Part XIII of the Tax Act (or any successor part) in respect of any Payment made by the Borrower but such Taxes are not levied by way of deduction or withholding (all such Taxes being “Non-Withheld Part XIII Taxes”), the Borrower shall pay to the Administrative Agent or such Finance Party, as the case may be, at the time the Borrower makes such Payment and in addition to such Payment, such additional amount as is necessary to ensure that the total amount received by the Administrative Agent or such Finance Party, as the case may be, is equal to the Payment plus the amount of Non-Withheld Part XIII Taxes exigible in respect of the aggregate of the Payment and the additional amount payable under this Section 8.6(b).

(c)	In addition, the Borrower agrees to pay any and all present or future Other Taxes.

(d)
The Borrower hereby indemnifies and holds harmless each Finance Party, on an after-Taxes basis, for the full amount of Taxes and Other Taxes, including Non-Withheld Part XIII Taxes, interest, penalties and other liabilities, levied, imposed or assessed against (and whether or not paid directly by) the Administrative Agent or such Finance Party, as applicable, and for all expenses, resulting from or relating to the Borrower’ failure to:

(i)	remit to the Administrative Agent or such Finance Party the documentation referred to in Section 8.6(a)(v);

(ii)	pay any Taxes or Other Taxes when due to the relevant Official Body (including, without limitation, any Taxes imposed by any Official Body on amounts payable under this Section 8.6(b); or

Amended and Restated Credit Agreement

(iii)	pay to the Administrative Agent or applicable Finance Party any Non-Withheld Part XIII Taxes in accordance with Section 8.6(b),

whether or not such Taxes were correctly or legally assessed.  The Administrative Agent or any Finance Party who pays any Taxes or Other Taxes (other than Non-Withheld Part XIII Taxes), and the Administrative Agent or any Finance Party who pays any Non-Withheld Part XIII Taxes in excess of the amount (if any) paid by the Borrower on account thereof under Section 8.6(b), shall promptly notify the Borrower of such payment, provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of the Borrower under this Section 8.6.  Payment pursuant to this indemnification shall be made within 20 days from the date the Administrative Agent or the relevant Finance Party, as the case may be, makes written demand therefor accompanied by a certificate as to the amount of such Taxes or Other Taxes and the calculation thereof, which calculation shall be prima facie evidence of such amount.

(e)
If the Borrower determines in good faith that a reasonable basis exists for contesting any Taxes for which a payment has been made under this Section 8.6, the relevant Finance Party shall, if so requested by the Borrower, cooperate with the Borrower in challenging such Taxes at the Borrower’s expense.

(f)
If any Finance Party receives a refund of, or credit for, Taxes for which a payment has been made by the Borrower under this Section 8.6, which refund or credit in the good faith judgment of the Finance Party is attributable to the Taxes giving rise to such payment made by the Borrower, then such Finance Party shall reimburse the Borrower for such amount (if any, but not exceeding the amount of any payment made under this Section 8.6 that gives rise to such refund or credit), net of out-of-pocket expenses of such Finance Party which the Finance Party determines in its absolute discretion will leave it, after such reimbursement, in no better or worse position than it would have been in if such Taxes had not been exigible.  The Borrower, upon the request of a Finance Party, agrees to repay such Finance Party any portion of any such refund or credit paid over to the Borrower that a Finance Party is required to pay to the relevant Official Body and agrees to pay any interest, penalties or other charges paid by such Finance Party as a result of or related to such payment to such Official Body.  No Finance Party shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund or credit.  No Finance Party shall be obliged to disclose any information regarding its tax affairs or computations to the Borrower or any other Person in connection with this Section 8.6(f) or any other provision of this Section 8.6.

(g)
The Borrower also hereby indemnifies and holds harmless each Finance Party, on an after-Taxes basis, for any additional taxes on net income that the Finance Party may be obliged to pay as a result of the receipt of amounts under this Section 8.6.

(h)	Any Finance Party that is entitled to an exemption from or reduction of withholding Taxes, Non-Withheld Part XIII Taxes or Other Taxes (collectively,

Amended and Restated Credit Agreement

“Relevant Taxes”) under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to Payments shall deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law and reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by Applicable Law (if any) as will permit such payments to be made without withholding or at a reduced rate of withholding or a reduced rate of Relevant Taxes.  In addition, (i) any Finance Party, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law (if any) or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Finance Party is subject to withholding or information reporting requirements, and (ii) any Finance Party that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Tax Act or any successor provision thereto in respect of Payments shall within five Business Days thereof notify the Borrower and the Administrative Agent in writing.  Notwithstanding the foregoing, no Finance Party shall be required to deliver any documentation pursuant to this Section 8.6(h)) that such Finance Party is not legally able to deliver.

(i)
Additional amounts payable under Section 8.6(a) and Non-Withheld Part XIII Taxes payable under Section 8.6(b) have the same character as the Payments to which they relate.  For greater certainty, for example, additional amounts payable under Section 8.6(a) or Non-Withheld Part XIII Taxes payable under Section 8.6(b), in respect of interest payable under a Finance Document, shall be payments of interest under such Finance Document.  All payments made under this Section 8.6 shall be subject to the provisions of this Section 8.6.

(j)
The Borrower’s obligations under this Section 8.6 shall survive without limitation the termination of the Credit Facility and this agreement and all other Finance Documents and the permanent repayment of the outstanding credit and all other amounts payable hereunder or thereunder.

ARTICLE 9
REPAYMENTS, PREPAYMENTS AND EXTENSION OF MATURITY DATE

9.1	Repayment of Credit Excess

The Borrower shall repay to the Administrative Agent for the account of the Lenders the amount of any Credit Excess existing from time to time on account of a reduction of the Credit Limit, any such repayment to be made no later than the date of the scheduled reduction of the amount of the Credit Limit pursuant to Section 2.3.

9.2	Repayment of Credit Facility

The Borrower shall repay to the Administrative Agent, for the account of the Lenders, the full principal amount of credit outstanding under the Credit Facility after the sole

Amended and Restated Credit Agreement

drawdown thereunder (the “Outstanding NRT  Amount”) in quarterly repayments (each, a “Scheduled Repayment”) on April 1, 2016 and thereafter on the last day of each Fiscal Quarter  beginning with the Fiscal Quarter ending June 30, 2016 to and including the Maturity Date (each, a “Repayment Date”)  Each Scheduled Repayment shall be in an amount equal to 12.5% of the Outstanding NRT Amount.  The Borrower shall repay to the Lenders the full amount of credit outstanding  under the Credit Facility, together with all accrued and unpaid interest thereon and all unpaid fees with respect thereto, on the Maturity Date.  Amounts repaid pursuant to this Section 9.2 may not be reborrowed.

9.3	Voluntary Prepayments

Subject to Section 9.5, the Borrower shall be entitled to prepay all or any portion of the outstanding Loans under the Credit Facility at any time, without penalty, provided that Section 8.4(a) shall be complied with in connection with any such prepayment.  Other than any payments required pursuant to Section 8.4(a), there are no premiums, penalties or other additional payments associated with any voluntary prepayments under this Section 9.3.  Amounts which are prepaid as aforesaid may not be reborrowed and shall be applied to the Scheduled Repayments under Section 9.2 in inverse order of maturity.

9.4	Mandatory Prepayments

The Borrower shall, within five Banking Days of the occurrence of a Prepayment Trigger Event, prepay outstanding credit under the Credit Facility in an amount equal to the applicable Net Cash Proceeds in respect of such Prepayment Trigger Event.  Amounts which are prepaid as aforesaid under the Credit Facility may not be reborrowed.  Any such repayment shall be applied to the Scheduled Repayments under Section 9.2 in inverse order of maturity.  Section 8.4(a) shall be complied with in connection with any prepayment pursuant to Section 9.4.

9.5	Prepayment Notice

The Borrower shall give written notice to the Administrative Agent of each voluntary prepayment pursuant to Section 9.3.  Such notice (a “Prepayment Notice”) shall be irrevocable, shall be given in accordance with Section 3.10 and shall specify:

(a)	the date on which the prepayment is to take place; and

(b)	the type and principal amount of the Loan or the portion thereof which is to be prepaid (which amount shall be at least $1,000,000).

9.6	Reimbursement or Conversion on Presentation of Letters

(a)
On presentation of a Letter and payment thereunder by the Issuing Lender, the Borrower shall forthwith pay (and in any event no later than 11:00 a.m. (Toronto time) on the date of any payment by the Issuing Lender under a Letter) to the Administrative Agent for the account of the Issuing Lender, and thereby reimburse the Issuing Lender for, all amounts paid by Issuing Lender pursuant to such Letter.  Failing such payment, the Borrower shall be deemed to have effected, notwithstanding any other provision hereof, a conversion of such Letter

Amended and Restated Credit Agreement

into a Base Rate Loan to the extent of the payment of the Issuing Lender thereunder.

(b)
If the Issuing Lender makes payment under any Letter and the Borrower does not fully reimburse the Issuing Lender on or before the date of payment, then Section 9.6(a) shall apply to deem a Loan to be outstanding to the Borrower under the Credit Facility in the manner therein set out regardless of whether the conditions set forth in Section 12.1 are satisfied.  Each Lender shall, on request by the Issuing Lender, immediately pay to the Issuing Lender an amount equal to such Lender’s Pro Rata Share of the amount paid by the Issuing Lender such that each Lender is participating in the deemed Loan in accordance with its Pro Rata Share.  The obligation of each Lender to pay the Issuing Lender its Pro Rata Share of each such deemed Loan shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defence or other right which such Lender may have against the Issuing Lender, the Borrower or any other Person for any reason whatsoever; (B) the occurrence or continuance of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing.

(c)
Each Lender shall immediately on demand indemnify the Issuing Lender to the extent of such Lender’s Pro Rata Share of any amount paid or liability incurred by the Issuing Lender under each Letter issued by it to the extent that the Borrower does not fully reimburse the Issuing Lender therefor.

(d)
Until each Lender funds its Loan pursuant to this Section 9.6 to reimburse the Issuing Lender for any amount drawn under any Letter, interest in respect of such Lender’s Pro Rata Share of such amount shall be solely for the account of the Issuing Lender.

(e)
If any Lender fails to immediately make available to the Administrative Agent for the account of the Issuing Lender any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 9.6, the Issuing Lender shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the Issuing Lender at a rate per annum equal to the Alternate Base Rate Canada from time to time in effect plus 5.5%, plus any administrative, processing or similar fees customarily charged by the Issuing Lender in connection with the foregoing.  If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender’s Pro Rata Share of the relevant Loan.  A certificate of the Issuing Lender submitted to any Lender (through the Administrative Agent) with respect to any amounts owing under this Section 9.6(e) shall be conclusive absent manifest error.

Amended and Restated Credit Agreement

9.7	Letters Subject to an Order

(a)
Subject to Section 13.2, the Borrower shall pay to the Issuing Lender an amount equal to the maximum amount available to be drawn under any unexpired Letter which becomes the subject of any Order.  Payment in respect of each such Letter shall be due forthwith upon demand.

(b)	Notwithstanding anything in this agreement to the contrary, the Issuing Lender shall not be under any obligation to issue any Letter if:

(i)	the issuance of such Letter would violate one or more policies of the Issuing Lender applicable to Letters generally;

(ii)	except as otherwise agreed by the Administrative Agent and the Issuing Lender, such Letter is to be denominated in a currency other than U.S. dollars;

(iii)
any order, judgment or decree of any Official Body or arbitrator shall by its terms purport to enjoin or restrain the Issuing Lender from issuing such Letter, or any law applicable to the Issuing Lender or any request or directive (whether or not having the force of law) from any Official Body with jurisdiction over the Issuing Lender shall prohibit, or request that the Issuing Lender refrain from, the issuance of letters of credit generally or such Letter in particular or shall impose upon the Issuing Lender with respect to such Letter any restriction, reserve or capital requirement (for which the Issuing Lender is not otherwise compensated hereunder) not in effect on the date hereof, or shall impose upon the Issuing Lender any unreimbursed loss, cost or expense which was not applicable on the date hereof and which the Issuing Lender in good faith deems material to it; or

(iv)	such Letter contains any provisions for automatic reinstatement of the stated amount after any drawing thereunder.

9.8	Currency of Repayment

All payments and repayments of outstanding credit hereunder shall be made in the currency of such outstanding credit.

ARTICLE 10
REPRESENTATIONS AND WARRANTIES

10.1	Representations and Warranties

To induce the Lenders and the Administrative Agent to enter into this agreement and to induce the Lenders to extend credit hereunder, the Borrower hereby represents and warrants to the Lenders and the Administrative Agent, as of the date of this agreement, as of the date of each extension of credit hereunder and as of the last day of each Fiscal Quarter, as follows and acknowledges and confirms that the Lenders and the Administrative Agent are

Amended and Restated Credit Agreement

relying upon such representations and warranties in entering into this agreement and in extending credit hereunder:
(a)
Status and Power of Subject Entities.  Each Subject Entity is a corporation duly incorporated and organized and validly subsisting in good standing under the laws of its jurisdiction of incorporation.  Each Subject Entity is duly qualified, registered or licensed in all jurisdictions where the nature of its business makes such qualification, registration or licensing necessary.  Each Subject Entity has all requisite corporate capacity, power and authority to own, hold under licence or lease its properties, to carry on its business as now conducted.  Each Subject Entity has all necessary corporate capacity to enter into, and carry out the transactions contemplated by, the Finance Documents to which it is a party.

(b)
Authorization and Enforcement.  All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by each Subject Entity of the Finance Documents to which it is a party.  Each Subject Entity has duly executed and delivered the Finance Documents to which it is a party.  The Finance Documents to which each Subject Entity is a party are legal, valid and binding obligations of such Subject Entity, enforceable against such Subject Entity in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and (ii) the fact that the courts may deny the granting or enforcement of equitable remedies.

(c)
Compliance with Other Instruments.  The execution, delivery and performance by each Subject Entity of the Finance Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any breach or violation of, or constitute a default under, the terms, conditions or provisions of, the charter or constating documents or by-laws of, or any shareholder agreement or declaration relating to, such Subject Entity.  The execution, delivery and performance by each Subject Entity of the Finance Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any material breach or violation of, or constitute a material default under, the terms, conditions or provisions of, any law, regulation, judgment, decree or order binding on or applicable to such Subject Entity or to which its property is subject or of any Material Agreement or any material, lease, licence (including, without limitation, the Mining Licenses), permit or other instrument to which such Subject Entity is a party or is otherwise bound or by which such Subject Entity benefits or to which its property is subject and do not require the consent or approval of any Official Body or any other party, other than any necessary consent or approval of the counterparties of the Material Agreements and Mining Licenses, which consent or approval has been obtained and remains in full force and effect.

Amended and Restated Credit Agreement

(d)
Financial Statements.  The consolidated financial statements of the Borrower for the most recently completed Fiscal Quarter or Fiscal Year, as the case may be, were prepared in accordance with generally accepted accounting principles and no Material Adverse Change has occurred in the condition, financial or otherwise, of the Borrower since the date of such financial statements.  The balance sheet of the aforesaid financial statement presents a fair statement of the consolidated financial condition and assets and liability of the Borrower as at the date thereof and the statements of operations, retained earnings and cashflows contained in the aforesaid financial statements fairly presents the results of the consolidated operations of the Borrower throughout the period covered thereby.  Except to the extent reflected or reserved against in the aforesaid balance sheet (including the notes thereto) and except as incurred in the ordinary and usual course of the consolidated business of the Borrower, the Borrower does not have any outstanding Indebtedness or any liability or obligations (whether accrued, absolute, contingent or otherwise) of a material nature customarily reflected or reserved against in a balance sheet (including the notes thereto) prepared in accordance with generally accepted accounting principles.

(e)
Litigation.  Except as disclosed in Schedule N, there are no actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Subject Entity) pending or threatened in writing against or affecting any Subject Entity before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(f)	Title to Assets. Each Subject Entity has good and marketable title to its property, assets and undertaking, free from any Lien other than the Permitted Liens.

(g)
Conduct of Business.  No Subject Entity is in violation of any agreement, mortgage, franchise, licence, judgment, decree, order, statute, statutory trust, rule or regulation relating in any way to itself or to the operation of its business or to its property or assets and which could reasonably be expected to have a Material Adverse Effect.  Each Subject Entity holds all licenses, certificates of approval, approvals, registrations, permits and consents which are required to operate its businesses where they are currently being operated except where the failure to have such licenses, certificates of approval, approvals, registrations, permits and consents could not reasonably be expected to have a Material Adverse Effect.

(h)
Outstanding Defaults.  No Default or Event of Default exists or would result from the incurring of any Secured Obligations by any Obligor.  No event has occurred which constitutes or which, with the giving of notice, lapse of time or both, would constitute a default under or in respect of (x) any Material Agreement, undertaking or instrument to which any Subject Entity is a party or to which its respective property or assets may be subject, and which could reasonably be expected to have a Material Adverse Effect or (y) any Mining Licenses other than any immaterial default which does not afford the grantor of any such Mining License the right to revoke such Mining License or impose more restrictive conditions thereon or as otherwise disclosed on Schedule M.

Amended and Restated Credit Agreement

(i)	Solvency Proceedings. No Subject Entity has:

(i)	admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;

(ii)	in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute;

(iii)	made an assignment for the benefit of its creditors;

(iv)	consented to the appointment of a receiver of the whole or any substantial part of its assets;

(v)
filed a petition or answer seeking a reorganization, arrangement, adjustment or composition in respect of itself under applicable bankruptcy laws or any other Applicable Law or statute of Canada or other applicable jurisdiction or any subdivision thereof; or

(vi)
been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of any Subject Entity with such decree or order having remained in force and undischarged or unstayed for a period of 30 days.

(j)
Tax Returns and Taxes.  Each Subject Entity has filed all material Tax returns and Tax reports required by law to have been filed by it and has paid all Taxes thereby shown to be owing, except any such Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with generally accepted accounting principles shall have been set aside on its books.

(k)	Expropriation or Condemnation. There is no present or threatened (in writing) expropriation or condemnation of the property or assets of any Subject Entity.

(l)	Environmental Compliance.

(i)
All facilities and property (including underlying groundwater) now or previously owned, leased, used or operated by each Subject Entity have been, and continue to be, owned or leased in material compliance with all Environmental Laws;

(ii)	There are no pending or threatened (in writing)

(A)
claims, complaints, notices or requests for information received by any Subject Entity with respect to any alleged violation of any Environmental Law which alleged violation could reasonably be expected to have a Material Adverse Effect;

(B)	complaints, notices or inquiries to any Subject Entity regarding potential material liability under any Environmental Law;

Amended and Restated Credit Agreement

(iii)
There have been no material Releases of any Hazardous Materials or any material escape, seepage, leakage, spillage, discharge, emission or release of any Hazardous Materials at, on, under or from any property now or previously owned, operated, used or leased by any Subject Entity in violation of Environmental Laws;

(iv)
Each Subject Entity has been issued and is in material compliance with all permits, certificates, approvals, licenses and other authorizations under any Environmental Laws to carry on its business; and

(v)
No conditions exist at, on or under any property now or previously owned, operated, used or leased by any Subject Entity which, with the passage of time, or the giving of notice or both, would give rise to material liability under any Environmental Law.

(m)
Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada).  The Borrower’s most recent audited balance sheet states that it has net assets of at least CDN$75,000,000.  The Borrower’s shares are traded on a Canadian stock exchange or a stock exchange designated under subsection 262(1) of the Tax Act.  The Borrower operates in a country that is a member of the Financial Action Task Force.

(n)
Partnerships.  No Subject Entity, is, directly or indirectly, a member of, or a partner or participant in, any partnership, joint venture or syndicate, with the exception of contingent and as yet unrealized arrangements which may result in the formation of a joint venture between Arcelia Gold Corp. and the Borrower for exploration of the Purissima, La Pena and Yajaira concessions located in Durango, Mexico.

(o)
Corporate Structure.  As at the date hereof, and hereafter, except as such information may change as a result of a transaction permitted hereby and reported to the Administrative Agent in accordance with Section 11.1(b)(iii), the chart attached hereto as Schedule G accurately sets out the corporate structure of the Borrower and all of its Subsidiaries and evidences (i) intercorporate share ownership and (ii) ownership of mines.

(p)
Employee Benefit Plans and Pension Plans.  Each Employee Benefit Plan is in compliance in all material respects with all Applicable Laws and the respective requirements of the governing documents for such plan.  No Subject Entity has implemented any Pension Plan.  With respect to any Employee Benefit Plan maintained or contributed to by any Subject Entity, reasonable reserves have been established in accordance with prudent business practice or where required by best accounting practices in the jurisdiction in which such plan is maintained having regard to tax legislation.  The aggregate unfunded liabilities, after giving

Amended and Restated Credit Agreement

effect to any reserves for such liabilities, with respect to all Employee Benefit Plans could not be reasonably expected to result in a Material Adverse Effect.  There is no proceeding or claim (other than routine claims for benefits) pending or, to the knowledge of the Borrower, threatened against any Subject Entity with respect to any Employee Benefit Plan.

(q)
Mining Licenses.  The Mining Licenses have been validly granted and recorded in the name of, and are owned by the applicable subsidiary of the Borrower set forth in Schedule M and are in full force and effect, except as provided in Schedule M.  Except as disclosed in Schedule M, no Person has any right, title or interest in or to the Mining Licenses.  The Administrative Agent for the benefit of the Finance Parties pursuant to the Security Documents referred to as, without limitation, B(5), (7), (9), (12), (14) and (17) of Schedule Schedule M has or will have, subject to Section 11.1(u), a Lien on the Mining Licenses upon the execution, delivery and, where required, registration in Mexico of such Security Documents.  The Mining Licenses grant the holders thereof the exclusive right to extract minerals from the areas covered by the Mining Licenses, subject to clauses (b), (c), (e)-(g), (h) - (k) or (m) of the definition of Permitted Liens.  Except as disclosed in Schedule M and other than any de minimis taxes and fines which do not in the aggregate exceed $100,000, all fees, including without limitation maintenance fees, and other payments due to any Official Body in respect of the Mining Licenses have been paid in full on a timely basis.  Except as disclosed in Schedule M, no fees, royalties or other payments payable to any Person other than Official Bodies are or shall become due with respect to any of the Mining Licenses other than as set forth therein.  Except as disclosed in Schedule M, the Borrower has no knowledge of any royalty or similar agreements pursuant to which the holders of the Mining Licenses or any other party are obligated to pay to any Person any amount with respect to each of the Mining Licenses other than as set forth therein.  Minera Plata’s failure to maintain in  good standing the concessions at the Guanacevi Project known as “La Brisa”, “Elyzabeth” and “La Guirnalda” have no effect on the Minera Plata’s day-to-day mineral extraction activities thereat.

(r)	Perfection Certificates. Other than as may be updated from time to time pursuant to Section 11.1(b), all information in each Perfection Certificate is hereby certified to be true and correct.

(s)
Assets Insured.  The property and assets of each Subject Entity are insured with insurers, in amounts, for risks and otherwise which are reasonable in relation to such property and assets (subject to the amount of such deductibles as are reasonable and normal in the circumstances) against loss or damage, and there has been no default or failure by the party or parties insured under the provisions of such policies of insurance maintained which would prevent the recovery by any Subject Entity insured thereunder of the full amount of any material insured loss.

(t)	Intellectual Property. Each Subject Entity owns or licenses or otherwise has the right to use all Intellectual Property that is used in the operation of its businesses

Amended and Restated Credit Agreement

without conflict with the rights of any other Person (other than any Intellectual Property the absence of which or any such conflict with respect to which would not have a Material Adverse Effect).  No Subject Entity has received any notice of any claim of infringement or similar claim or proceeding relating to any of the Intellectual Property which if determined against such Subject Entity could reasonably be expected to have a Material Adverse Effect.  No present or former employee of any Subject Entity and no other Person owns or claims to own or has or claims to have any interest, direct or indirect, in whole or in part, in any of the Intellectual Property of such Subject Entity that could reasonably be expected to have a Material Adverse Effect.

(u)
Capital of Obligors.  The authorized and issued capital of each Obligor (other than the Borrower), and the owner of record of all such issued capital, is as set forth in the Perfection Certificate of such Obligor and all of the issued Shares have been issued by each Obligor and are outstanding as fully paid and non-assessable.  There are no outstanding warrants, options or other agreements which require or may require the issuance of any Shares of any Guarantor or the issuance of any debt or securities convertible into Shares of any Guarantor, there are no outstanding debt or securities convertible into Shares of any Guarantor and there are no Shares allotted for issuance.  There is no unanimous shareholder agreement with respect to any Subject Entity.

(v)
Liens.  The Liens granted to the Administrative Agent pursuant to the Security Documents are fully perfected first priority Liens in and to the Secured Assets, subject only to Permitted Liens and will, upon the acquisition of additional Secured Assets by each Obligor, constitute first charges or security interests upon all such Secured Assets of each such Obligor free and clear of all Liens except Permitted Liens.

(w)
Consents, Approvals, etc.  No consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions or other documents or instruments which have not already been provided to the Administrative Agent are required to be entered into by any Person (i) to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents, (ii) to ensure the perfection and the intended priority of such Security other than the consents and approvals referred to in the last sentence of Section 10.1(c), and (iii) to implement the transactions contemplated hereby.

(x)
No Omissions.  None of the representations and statements of fact set forth in this Section 10.1 omits to state any material fact necessary to make any such representation or statement of fact not misleading in any material respect.

(y)
Anti-bribery Activities.  No part of the proceeds of any credit advanced pursuant to the Credit Facility has been, or will be used by the Borrower or any of its Subsidiaries, directly or, to the knowledge of the Borrower or any Subsidiary, indirectly, for any payments to any governmental official or employee, political

Amended and Restated Credit Agreement

party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of anti-bribery and anti-corruption laws of Canada or Mexico.

(z)
Sanctions Laws.  To the knowledge of the Borrower, after diligent enquiry, none of the transactions contemplated by the Finance Documents violates the Sanctions Laws.  Furthermore, neither the Borrower nor any Subsidiary of it is a Sanctioned Person and, to the actual knowledge of the Borrower, none of the Borrower and its Subsidiaries engages in any dealings or transactions, or is otherwise associated, with a Sanctioned Person.

(aa)	Anti-Money Laundering Legislation. The Borrower has adopted and maintains adequate procedures and controls to ensure that it is in compliance with all Anti-Money Laundering Legislation.

10.1	Representations and Warranties

10.2                      Survival of Representations and Warranties

All of the representations and warranties of the Borrower contained in Section 10.1 shall survive the execution and delivery of this agreement until the Secured Obligations Termination Date, notwithstanding any investigation made at any time by or on behalf of any Finance Party.

ARTICLE 11
COVENANTS

11.1	Affirmative Covenants

The Borrower hereby covenants and agrees with the Administrative Agent and the Lenders that, until the Secured Obligations Termination Date, and unless waived in writing in accordance with Section 14.14:

(a)
Prompt Payment.  The Borrower shall duly and punctually pay, or cause to be duly and punctually paid to the Finance Parties, all amounts payable by each Obligor under the Finance Documents to which it is a party at the times and places and in the currency and manner mentioned therein.

(b)	Financial Reporting. The Borrower shall furnish the Administrative Agent with the following statements and reports (with sufficient copies for all of the Lenders):

(i)
within 120 days after the end of each Fiscal Year, copies of the audited consolidated financial statements of the Borrower for such Fiscal Year together with the auditors’ report on such audited financial statements in form and substance satisfactory to the Administrative Agent, as well as a chart setting out the corporate structure of the Borrower and all of its Subsidiaries, whether direct or indirect, and evidencing (i) intercorporate share ownership and (ii) mine ownership;

Amended and Restated Credit Agreement

(ii)	within 60 days after the end of each Fiscal Quarter the unaudited consolidated financial statements of the Borrower in form and substance satisfactory to the Administrative Agent;

(iii)
concurrent with the deliveries of financial statements pursuant to any of clauses (i) and (ii) above, a duly executed and completed compliance certificate, in the form attached as Schedule B hereto and signed by a senior financial officer of the Borrower and written notification of any change in the information certified in the Perfection Certificates;

(iv)	within 120 days after the end of each Fiscal Year, a Mine Plan;

(v)	within 60 days after the end of each Fiscal Year, a consolidated annual operating budget of the Borrower;

(vi)
within 15 days after the end of each calendar month, the Borrower’s financial and operating report in respect of the most recently completed month in form and substance satisfactory to the Administrative Agent; and

(vii)	such other statements, reports and information as the Administrative Agent on the instructions of the Majority Lenders may reasonably request from time to time.

(c)
Use of Proceeds.  The Borrower shall apply all of the proceeds of the Credit Facility to refinance the entirety of the Credit Facility (for the purpose of this Section 11.1(c) only, as defined in the Existing Credit Agreement).

(d)
Insurance. The Borrower shall, and shall cause each other Subject Entity to, insure and keep insured, with insurers, for risks, in amounts in a manner consistent with industry practice and otherwise upon terms satisfactory to the Administrative Agent acting reasonably, all of such Subject Entities’ assets, property and undertaking.  Each policy of insurance shall contain a clause or endorsement requiring the insurer to give not less than thirty (30) days’ prior written notice to the Administrative Agent in the event of cancellation of the policy for any reason whatsoever and a clause or endorsement stating that the interest of the Administrative Agent shall not be impaired or invalidated by any act or neglect of any Obligor or the owner of any premises for purposes more hazardous than are permitted by such policy.  All premiums for such insurance shall be paid by the relevant Obligor when due, and certificates of insurance and, if requested, photocopies of the policies shall be delivered to the Administrative Agent.  The Borrower shall promptly notify the Administrative Agent of any loss, damage, or destruction to the relevant Secured Assets, whether or not covered by insurance, in excess of $3,000,000 (or its U.S. Dollar Equivalent).  In the absence of any Default or Event of Default and except as otherwise provided in this Section 11.1(d), the Borrower shall have the right to determine, whether and to what extent such insurance proceeds shall be used for repair or replacement, repayment of Indebtedness, general corporate purposes or for any other purpose

Amended and Restated Credit Agreement

permitted by this agreement.  If the aggregate amount of such insurance proceeds derived from damage to, or the loss or destruction of, assets is expected to exceed $5,000,000 (or its U.S. Dollar Equivalent) or any Default or Event of Default shall be continuing, the Majority Lenders may determine, in their sole discretion, whether such proceeds shall be used for repair, replacement or such other purpose as the Majority Lender may see fit including, without limitation, the permanent repayment of the Credit Facility.  If neither an Event of Default nor a Default exists and the aggregate insurance proceeds are expected to be less than $5,000,000 (or its U.S. Dollar Equivalent), the relevant Obligor may negotiate a settlement regarding such proceeds, with the insurance company and the Administrative Agent shall forward such proceeds to the relevant Obligor.  If, however, an Event of Default or a Default exists, or the aggregate insurance proceeds are expected to be equal to or in excess of $5,000,000 (or its U.S. Dollar Equivalent), the Administrative Agent shall collect the insurance proceeds directly and no Obligor shall enter into any settlement agreement with the applicable insurance company without the prior written consent of the Administrative Agent.  For certainty, any insurance proceeds arising from the relevant Secured Assets on or after the Enforcement Date shall be applied in accordance with Section 14.23 of the Credit Agreement.

(e)
Access to Senior Financial Officers.  Upon the request of the Administrative Agent at reasonable intervals, the Borrower shall, and shall cause each Subject Entity to, make available its senior financial officers to answer questions concerning such Subject Entity’s business and affairs.

(f)
Reimbursement of Expenses.  The Borrower shall (i) reimburse the Administrative Agent, on demand, for all reasonable out-of-pocket costs, charges and expenses incurred by or on behalf of the Administrative Agent (including, without limitation, the reasonable and documented fees, disbursements and other charges of (I) one primary counsel and any local or special counsel to the Administrative Agent, and (II) any insurance, environmental or other consultants (which fees shall include, for certainty, the costs for environmental and insurance audits and studies required by the Administrative Agent)) in connection with its due diligence as well as the negotiation, preparation, execution, delivery, syndication, participation, administration and interpretation of the Finance Documents and the closing documentation ancillary to the completion of the transactions contemplated hereby and thereby and any amendments and waivers hereto and thereto (whether or not consummated or entered into), the charges of Intralinks and any lien search fees and lien registration fees, (ii) reimburse each Finance Party’s agents or officers, on demand, for all reasonable out-of-pocket expenses of such agents or officers in connection with any visit of the nature referred to in Section 11.1(h), and (iii) reimburse the Administrative Agent and the Lenders, on demand, for all out-of-pocket costs, charges and expense incurred by or on behalf of any of them (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Finance Documents.

Amended and Restated Credit Agreement

(g)	Notice of Expropriation or Condemnation, Litigation and Default/Event of Default. The Borrower shall promptly notify the Administrative Agent in writing of:

(i)
the commencement or the written threat of any expropriation or condemnation of any material assets, property or undertaking of any Subject Entity or of the institution of any proceedings related thereto;

(ii)
any actions, suits, inquiries, disputes, claims or proceedings (whether or not purportedly on behalf of a Subject Entity) commenced or threatened in writing against or affecting a Subject Entity before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect; and

(iii)
upon the occurrence of either a Default or an Event of Default, the nature and date of occurrence of such Default or Event of Default, the Borrower’s assessment of the duration and effect thereof and the action which the Borrower proposes to take with respect thereto.

(h)
Inspection of Assets and Operations.  The Borrower shall, and shall cause each Subject Entity to, permit representatives of the Administrative Agent and the Lenders from time to time to inspect the assets, property or undertaking (including, for certainty, the Projects) of any Subject Entity and for that purpose to enter on any property which is owned and controlled by any Subject Entity and where any of the assets, property or undertaking of any Subject Entity may be situated during reasonable business hours and, unless a Default has occurred and is continuing, upon reasonable notice.

(i)
Corporate Existence.  The Borrower shall, and shall cause each other Subject Entity to, maintain its corporate existence in good standing and qualify and remain duly qualified to carry on business and own property in each jurisdiction where the nature of its business makes such qualification necessary.

(j)
Conduct of Business.  The Borrower shall, and shall cause each other Subject Entity to, conduct its business in such a manner so as to comply with all Applicable Laws, so as to observe and perform all its obligations under leases, licences and agreements necessary for the proper conduct of its business and so as to preserve and protect its property and assets and the earnings, income and profits therefrom where such non-compliance, non-observance or non-performance could reasonably be expected to have a Material Adverse Effect.  The Borrower shall, and shall cause each other Subject Entity to, conduct its business in such a manner so as to comply with all Environmental Laws.  The Borrower shall, and shall cause each other Subject Entity to, perform all obligations incidental to any trust imposed upon it by statute and shall ensure that any breaches of the said obligations and the consequences of any such breach shall be promptly remedied.  The Borrower shall, and shall cause each other Subject Entity to, obtain and maintain all material licenses, permits, government

Amended and Restated Credit Agreement

approvals, franchises, authorizations and other rights necessary for the operation of its business.

(k)
Taxes.  The Borrower shall pay, and shall cause each other Subject Entity to pay, all material Taxes levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable, save and except when and so long as the validity of any such Taxes is being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with generally accepted accounting principles.

(l)
Environmental Matters.  The Borrower shall, and shall cause each other Subject Entity to, promptly notify the Administrative Agent and provide copies upon receipt of all written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or material compliance with Environmental Laws and shall proceed diligently to resolve any such claims, complaints, notices or inquiries relating to material compliance with Environmental Laws and provide such information and certifications which the Administrative Agent may reasonably request from time to time to evidence compliance with this Section 11.1(l).

(m)	Leverage Ratio. The Borrower shall at all times maintain the Leverage Ratio to be less than or equal to 3 to 1 and shall calculate such ratio as at the last day of each Fiscal Quarter.

(n)
Tangible Net Worth.  The Borrower shall, at all times, maintain its Tangible Net Worth to be greater than or equal to the sum of (x) 85% of $197,031,000 plus 50% of the positive Net Income, if any, for each Fiscal Quarter from and including the Fiscal Quarter ending March 31, 2015.  For the purposes of this covenant, if Net Income in any Fiscal Quarter is a negative amount, it shall be deemed to be equal to zero.

(o)	Interest Service Coverage Ratio. The Borrower shall at all times maintain the Interest Service Coverage Ratio to be greater than or equal to 4 to 1.

(p)
Books and Records.  The Borrower shall, and shall cause each Subject Entity to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from their earnings all such proper reserves as required by generally accepted accounting principles and permit representatives of the Administrative Agent to inspect such books of account, records and documents and to make copies therefrom during reasonable business hours and upon reasonable notice and to discuss the affairs, finances and accounts of such Subject Entity with its auditors during reasonable business hours and upon reasonable notice.  The Borrower will, and shall cause each Subject Entity to, permit the Finance Parties or any of their respective representatives during reasonable business hours to inspect any and all of its properties and operations (including the Projects), to visit all of its offices or any other location where relevant

Amended and Restated Credit Agreement

personnel or records are located, to discuss its financial matters with its officers, its banks and its independent chartered accountants and certified public accountants, as the case may be, (and hereby authorises such independent chartered accountants or certified public accountants, as the case may be, to discuss its financial matters with any of the foregoing persons or its representatives whether or not any representative of the relevant Subject Entity is present) and to examine (and photocopy extracts from) any of its books or other corporate records or any instrument, document or correspondence.

(q)
Change of Name or Jurisdiction of Formation.  If any Obligor changes its legal name or its jurisdiction of formation or the jurisdiction of its location for the purposes of Section 7(1) of the PPSA or adopts a French form of its legal name, the Borrower shall promptly notify the Administrative Agent in writing of the details of such change or adoption.

(r)
Guarantors.  No more than 60 days after the direct or indirect formation or acquisition by the Borrower of any direct or indirect Subsidiary (other than an Excluded Subsidiary) or upon an Excluded Subsidiary ceasing to qualify as an Excluded Subsidiary:

(i)	the Borrower shall cause such Subsidiary to duly execute and deliver to the Administrative Agent a Guarantee;

(ii)
the Borrower shall cause such Subsidiary to duly execute and deliver to the Administrative Agent one or more Security Documents in order to charge all of such Subsidiary’s Secured Assets as security for its Secured Obligations under, inter alia, the Guarantee referenced in paragraph (i) above;

(iii)	the Borrower shall deliver, or cause to be delivered to, the Administrative Agent, in form and substance satisfactory to the Administrative Agent:

(A)	a duly certified copy of the articles of incorporation or similar documents and by-laws of such Subsidiary;

(B)	a certificate of status or good standing for such Subsidiary issued by the appropriate governmental body or agency of the jurisdiction in which such Subsidiary is incorporated, if applicable;

(C)
a duly certified copy of the resolution of the board of directors or shareholders of such Subsidiary authorizing it to execute, deliver and perform its obligations under each Finance Document to which such Subsidiary is a signatory and a duly certified copy of the resolution of the board of directors or shareholders (if required under the constating documents or by-laws of such Subsidiary) of such Subsidiary authorizing the pledge of all of its issued and outstanding shares to the Administrative Agent and any subsequent

Amended and Restated Credit Agreement

disposition thereof by the Administrative Agent in realizing on the security therein constituted by the relevant Security Documents;

(D)	a certificate of an officer of such Subsidiary, in such capacity, setting forth specimen signatures of the individuals authorized to sign each Finance Document to which such Subsidiary is a signatory;

(E)	a Perfection Certificate signed by an officer of each such Subsidiary;

(F)
share certificates representing all of the issued and outstanding shares of such Subsidiary, in each case duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney or as otherwise required under Applicable Law;

(G)
an opinion of such Subsidiary’s counsel addressed to the Finance Parties and their counsel, relating to the status and capacity of such Subsidiary, the due authorization, execution and delivery and the validity and enforceability of the applicable Finance Documents in, inter alia, the jurisdiction of incorporation of such Subsidiary and such other matters as the Administrative Agent may reasonably request; and

(H)
an opinion of the Administrative Agent’s counsel with respect to such matters as may be reasonably required by the Administrative Agent in connection with such Subsidiary (including, without limitation, the legality, validity and binding nature of the obligations of such Subsidiary under, and the enforceability against such Subsidiary of, the Credit Documents which are governed by, the laws of the Provinces of British Columbia);

(I)	title insurance to the extent appropriate; and

(J)	requisite information to identify each such Subsidiary under the applicable “know your client” legislation, delivered sufficiently in advance for each Lender to complete such identification;

(iv)	the Borrower shall cause such additional Security Documents or amendments to existing Security Documents to be executed and delivered to permit the pledge of the shares of such Subsidiary;

(v)
the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein; and

Amended and Restated Credit Agreement

(vi)
all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent’s counsel, acting reasonably, are desirable or required to make effective the Security and the intended first-ranking priority of such Security;

whereupon such Subsidiary shall become a Guarantor for all purposes of this agreement.  Notwithstanding the aforementioned 60 day period which the Borrower has to cause such Subsidiary to become a Guarantor, such Subsidiary shall, forthwith upon its formation or acquisition, become subject to the representations and warranties, covenants and events of default hereunder as if it had become a Guarantor hereunder on such date of formation or acquisition.

(s)
Maintenance of Assets.  The Borrower shall, and shall cause each other Subject Entity to, maintain, preserve, protect and keep all of its assets in good repair, working order, and condition, and make necessary and proper repairs, renewals, and replacements so that the business carried on in connection therewith may be properly conducted at all times, unless the continued maintenance of any of such assets is no longer necessary or economically desirable for the operation of its business, such operation to be substantially in accordance with sound mining and business practice.

(t)
Intercompany Indebtedness.  The Borrower shall cause all Indebtedness owing by any Obligor to any Subsidiary of the Borrower which is not an Obligor to be subordinated and postponed, pursuant to the Postponement and Subordination Undertaking, to the Secured Obligations of such Obligor for so long as a Default has occurred and is continuing.  The Borrower shall cause any Subsidiary of the Borrower which is not an Obligor, prior to the incurrence of any such Indebtedness, to execute and deliver to the Administrative Agent a Postponement and Subordination Undertaking or an instrument of adhesion thereto.

(u)
Mining Payments.  The Borrower shall cause to be paid (and provide evidence thereof satisfactory to the Administrative Agent), all fees, royalties and other payments due to the applicable Official Bodies in respect of each Mining License in full at least 10 days before such payment is due.  The Borrower shall cause Minera Plata to use its commercially reasonable best efforts to re-establish in good standing the Mining Licenses at the Guanacevi Project known as “La Brisa”, Elyzabeth” and “La Guirnalda” and, if so re-established in good standing, shall cause each such Mining License to be subject to the Security and, in connection therewith, deliver such legal opinions relating, inter alia, to the Administrative Agent’s valid security interests therein and the due registration thereof, all in form and substance satisfactory to the Administrative Agent.

Amended and Restated Credit Agreement

11.2	Restrictive Covenants

The Borrower hereby covenants and agrees with the Administrative Agent and the Lenders that, until the Secured Obligations Termination Date, and unless waived in writing in accordance with Section 14.14:

(a)
Liens.  The Borrower shall not, and shall not permit or suffer any other Subject Entity to, enter into or grant, create, assume or suffer to exist any Lien affecting any of their respective properties, assets or undertaking, whether now owned or hereafter acquired, save and except only for the Permitted Liens.

(b)
Corporate Existence.  The Borrower shall not, and shall not permit or suffer any other Subject Entity to, take part in any Corporate Reorganization or Capital Reorganization other than pursuant to a Permitted Reorganization.

(c)
Disposition of Assets.  The Borrower shall not, and shall not suffer or permit the other Subject Entities to, sell, transfer or otherwise dispose (by way of Sale Leaseback or otherwise) of any of their respective assets other than sales, transfers or other dispositions of (i) inventory disposed of in the ordinary course of business, (ii) worn out, unserviceable or obsolete equipment, (iii) other assets of the Subject Entities up to an aggregate consolidated fair market value in any Fiscal Year of $1,000,000 or otherwise proceeds in excess thereof being subject to Section 9.4 and (iv) the sale by any Obligor of any right, title or interest to any present or future value added tax (impuesto al valor agregado) refund owing or payable by the United Mexican States (or any political subdivision thereof) to any such Obligor for cash proceeds of no less than 90% of the gross amount of any such refund and provided the proceeds of such sale are applied in accordance with Section 9.4.

(d)
Risk Management Agreements.  The Borrower shall not, and shall not suffer or permit any other Subject Entity to, enter into any Risk Management Agreement for speculative purposes, with any counterparty on a margined basis or which is not settled at the original maturity date thereof.

(e)	Amendments. The Borrower shall not,

(i)	nor shall it suffer or permit any other Subject Entity to, amend their articles of incorporation other than in connection with a Permitted Reorganization;

(ii)
except as may be required by law or upon direction of any Official Body, amend any Mining License if the effect would be to shorten its term, or otherwise would be more restrictive on the relevant Subject Entity; and

(iii)	amend any other Material Agreement if such amendment would reasonably be expected to have a Material Adverse Effect.

Amended and Restated Credit Agreement

(f)	Distributions.The Borrower shall not, nor shall it suffer or permit any other Subject Entity to, make or pay any Distributions except Distributions paid or made by a Subject Entity to an Obligor.

(g)	Indebtedness. The Borrower shall not, and shall not suffer or permit any other Subject Entity to, create, incur, assume or suffer to exist any Indebtedness other than Permitted Indebtedness.

(h)	Investments. The Borrower shall not, and shall not permit any other Subject Entity to, make any Investments other than Permitted Investments.

(i)	Acquisitions. The Borrower shall not, and shall not suffer or permit any other Subject Entity to, make any Acquisitions other than Permitted Acquisitions.

(j)
Transactions with Affiliates.  The Borrower shall not, and shall not permit any other Subject Entity to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates other than in the ordinary course of business at prices and on terms and conditions not less favourable to such Subject Entity than could be obtained on an arm’s length basis from unrelated third parties.  The Borrower shall not, and shall not suffer or permit any Subject Entity to, enter into any transaction or series of transactions with Affiliates of any of the Subject Entities, which involve an outflow of money or other property from such Subject Entity to an Affiliate of any of the Subject Entities, including payment of management fees, affiliation fees, administration fees, compensation, salaries, asset purchase payments or any other type of fees or payments similar in nature, other than on terms and conditions substantially as favourable to such Subject Entity as would be obtainable by such Subject Entity in a reasonably comparable arm’s length transaction with a Person other than an Affiliate of such Subject Entity.

(k)
Business Activities.  The Borrower shall not and shall not permit any other Subject Entity to, engage in any business activity other than the development and operation of prospects for the mining industry and any activity incidental thereto.

(l)
Permitted Convertible Debentures.  The Borrower shall not make any cash prepayments of principal at any given time that a Default has occurred and is continuing or at any time that any Loans or Letters are outstanding under the Credit Facility.  Notwithstanding Section 11.1(c), the Borrower shall not use the proceeds under the Credit Facility to prepay any Indebtedness under the Permitted Convertible Debentures and shall not be permitted to avail any credit under the Credit Facility within 10 Banking Days of any prepayment of principal under the Permitted Convertible Debentures.  The Borrower shall not make any payments of interest in connection with the Permitted Convertible Debentures at any given time that a Default has occurred and is continuing.  Other than as specifically permitted hereby, the Borrower shall not otherwise purchase or redeem all or any part of the Permitted Convertible Debentures.

Amended and Restated Credit Agreement

(m)	Restricted Expenditures. The Borrower shall not, in any Fiscal Year, incur or suffer to be incurred, Exploration Expenses in excess of $5,000,000 nor Capital Expenditures in excess of 30,000,000.

11.3	Performance of Covenants by Administrative Agent

The Administrative Agent may, on the instructions of the Majority Lenders and upon notice by the Administrative Agent to the Borrower, perform any covenant of the Borrower under this agreement which the Borrower fails to perform or cause to be performed and which the Administrative Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Administrative Agent shall not be obligated to perform any such covenant on behalf of the Borrower and no such performance by the Administrative Agent shall require the Administrative Agent to further perform the Borrower’s covenants or shall operate as a derogation of the rights and remedies of the Finance Parties under this agreement or as a waiver of such covenant by the Administrative Agent.  Any amounts paid by the Administrative Agent as aforesaid shall be reimbursed by the Lenders in their Pro Rata Shares and shall be repaid by the Borrower to the Administrative Agent on behalf of the Lenders on demand.

ARTICLE 12
CONDITIONS PRECEDENT TO OBTAINING CREDIT

12.1	Conditions Precedent to All Credit

The obligation of the Lenders to extend credit hereunder is subject to fulfilment of the following conditions precedent on the date such credit is extended:

(a)	the Borrower shall have complied with the requirements of Article 4, Article 5 or Article 6, as the case may be, in respect of the relevant credit;

(b)	no Default or Event of Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit; and

(c)
the representations and warranties of the Borrower contained in Section 10.1 shall be true and correct in all respects on the date such credit is extended as if such representations and warranties were made on such date.

12.2	Conditions Precedent to Effectiveness of Agreement

This agreement shall become effective upon, and the obligation of the Lenders to extend the sole extension of credit under the Credit Facility is subject to the fulfillment of the following conditions precedent on or before March 31, 2016:

(a)	the conditions precedent set forth in Section 12.1 have been fulfilled;

(b)	the Subject Entities shall have duly executed and delivered to the Administrative Agent a confirmation and reaffirmation of the Credit Documents to which they

Amended and Restated Credit Agreement

are a party and which are governed by the laws of any jurisdiction other than Mexico, in form and substance satisfactory to the Administrative Agent;

(c)
the Subject Entities shall have duly executed and delivered to the Administrative Agent an amendment to each Credit Document to which they are a party and which are governed by the laws of Mexico, each in form and substance satisfactory to the Administrative Agent;

(d)	the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent:

(i)	a duly certified copy of the articles of incorporation, articles of amalgamation or similar documents and by-laws of each Obligor;

(ii)
a certificate of status or good standing for each Subject Entity (where available) issued by the appropriate governmental body or agency of the jurisdiction in which such Subject Entity is incorporated;

(iii)
a duly certified copy of the resolution of the board of directors of each Obligor authorizing it to execute, deliver and perform its obligations under each Credit Document to which such Obligor is a signatory;

(iv)	a certificate of an officer of each Obligor, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Credit Documents to which such Obligor is a signatory;

(v)
a certificate of a senior officer of the Borrower, in such capacity, certifying that, to the best of his knowledge after due inquiry, no Default has occurred and is continuing or would arise immediately upon the initial extension of credit under the Credit Facility;

(vi)
to the extent not delivered pursuant to the Existing Credit Agreement, certificates representing all of the issued and outstanding Shares of the Guarantors, duly endorsed in blank or accompanied by an executed stock transfer power of attorney;

(vii)	an omnibus Perfection Certificate signed by an officer of each Obligor;

(viii)
a compliance certificate in the form of Schedule B hereto signed by a senior financial officer of the Borrower evidencing compliance with Sections 11.1(m), (n) and (o) on a pro forma basis after giving effect to the initial drawdown hereunder;

(ix)	to the extent not delivered pursuant to Section 12.2(d)(vii) or the Existing Credit Agreement, certified true copies of the Material Agreements and the Mining Licenses;

Amended and Restated Credit Agreement

(x)	insurance binders signed by the issuers of the insurance policies maintained by the Obligors and acknowledging the interests of the Finance Parties in such policies as referred to in Section 11.1(d);

(xi)
an opinion of counsel to each Obligor addressed to the Finance Parties and their counsel, relating to the status and capacity of such Obligor, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents to which such Obligor is a party, in the jurisdiction where the Secured Assets are located and/or the jurisdiction of incorporation of such Obligor, the continuing perfection of the security interests under the Security Documents after the effectiveness of this agreement and such other matters as the Administrative Agent may reasonably request;

(xii)
an opinion of the Administrative Agent’s counsel with respect to such matters as may be reasonably required by the Administrative Agent in connection with the transactions hereunder (including, without limitation, the legality, validity and binding nature obligations of the Obligors under, and the enforceability against the Obligors of, the Credit Documents which are governed by the laws of the Province of British Columbia); and

(xiii)	requisite information to identify the Obligors under the applicable “know your client” legislation, delivered sufficiently in advance for each Lender to complete such identification;

(e)	no event or circumstance has occurred (nor shall the Lenders become aware of any facts not previously known) since June 30, 2015 which constitutes a Material Adverse Change;

(f)
there shall exist no pending or threatened (in writing) litigation, proceedings or investigations which (x) contest the consummation of the Credit Facility or any part thereof or (y) could reasonably be expected to have a Material Adverse Effect;

(g)
the Administrative Agent shall have completed and be satisfied with their legal, technical and environmental due diligence review of the Projects and the Subject Entities, which review shall include, without limitation, reports of the Lenders’ insurance and environmental consultants in form and substance satisfactory to the Lenders;

(h)
the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein;

(i)
except as otherwise provided in the relevant Security Documents, all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and

Amended and Restated Credit Agreement

deliveries of all consents, approvals, directions, acknowledgements, undertakings and non-disturbance agreements contemplated herein, negotiable documents of title, ownership certificates and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent’s counsel, are desirable or required to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents and to ensure the perfection and the intended priority of such Security;

(j)	all current account documentation required by the Administrative Agent has been executed and delivered by the Subject Entities;

(k)	the Borrower shall have permanently and irrevocably repaid no less than $3,000,000 of credit outstanding under the Existing Credit Agreement; and

(l)	the Borrower shall have paid to the Administrative Agent and the Lenders all fees and expenses required to be paid hereunder and under the Fee Letter.

12.3	Waiver

The terms and conditions of Sections 12.1 and 12.2 are inserted for the sole benefit of the Lenders, and the Lenders may waive them in accordance with Section 14.14, in whole or in part, with or without terms or conditions, in respect of any extension of credit, without prejudicing their right to assert the terms and conditions of Section 12.1 and 12.2 in whole or in part in respect of any other extension of credit.

12.4	Existing Credit Outstanding under Existing Credit Agreement

The parties hereto acknowledge that there is outstanding under the Credit Facility (for the purposes of this sentence only, as defined in the Existing Credit Agreement) $19,000,000 in LIBOR Loans and a $1,000,000 Letter (for the purposes of this sentence only, as such terms are defined in the Existing Credit Agreement) (collectively, the “Existing Advances”).  The parties hereby agree that immediately upon fulfilment of the conditions precedent set forth in Section 12.2, the Existing Advances under the Credit Facility (as defined in the Existing Credit Agreement) shall be deemed to be LIBOR Loans and a Letter, respectively, under the Credit Facility.

ARTICLE 13
DEFAULT AND REMEDIES

13.1	Events of Default

Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 14.14:

(a)	the breach by the Borrower of the provisions of Section 9.1 or 9.2;

Amended and Restated Credit Agreement

(b)	the failure of the Borrower to pay any amount due under the Credit Documents (other than amounts due pursuant to Section 9.1 or 9.2) within two Banking Days after the payment is due;

(c)
other than Permitted Reorganizations, the commencement by any Subject Entity or by any other Person of proceedings for the dissolution, liquidation or winding up of any Subject Entity or for the suspension of operations of any Subject Entity;

(d)
if any Subject Entity ceases or threatens to cease to carry on its business or is adjudged or declared bankrupt or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect, or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian;

(e)
if any representation or warranty made by any Subject Entity in this agreement or in any other document, agreement or instrument delivered pursuant hereto or referred to herein or any material information furnished in writing to the Administrative Agent by any Subject Entity proves to have been incorrect in any respect when made or furnished which, if capable of being cured, has not been remedied within five Banking Days after written notice to do so has been given by the Administrative Agent to the Borrower;

(f)
if a writ, execution, attachment or similar process is issued or levied against all or any portion of the property of any Subject Entity in connection with any judgment against it in an amount of at least $2,500,000, and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within thirty days after its entry, commencement or levy;

(g)	any breach of any of Section 11.1(c), (d), (i), (j) or (m) – (o) or Section 11.2;

(h)
the breach or failure of due observance or performance by any Subject Entity of any covenant or provision of any Credit Document (other than those previously referred to in this Section 13.1) or of any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein to which the Administrative Agent or any of the Lenders is a party and such breach or failure continues for ten Banking Days after the earlier of (x) the Borrower becoming aware of such breach or failure or (y) the Administrative Agent giving the Borrower notice of such breach or failure;

Amended and Restated Credit Agreement

(i)
if one or more encumbrancers, liens or landlords take possession of any part of the property of any Subject Entity or attempt to enforce their security or other remedies against such property and their claims remain unsatisfied for such period as would permit such property to be sold thereunder and such property which has been repossessed or is capable of being sold has an aggregate fair market value of at least $2,500,000;

(j)
if an event of default under any one or more agreements, indentures or instruments, under which any Subject Entity has outstanding Indebtedness in an amount of at least $5,000,000 or under which another Person has outstanding Indebtedness in an amount of at least $5,000,000 which is guaranteed by a Subject Entity, shall happen (with all applicable grace periods having expired) and be continuing, or if any Indebtedness of or guaranteed by any Subject Entity in an amount of at least $5,000,000 which is payable on demand is not paid on demand;

(k)	the occurrence of a Change of Control in the Borrower;

(l)	the occurrence of an event of default under any Material Agreement or the termination of any Material Agreement;

(m)
the nationalization, expropriation, condemnation or abandonment of any Project or any part thereof other than any part that has a fair market value of less than $100,000 and that is not material for access to, or operation of, any Project;

(n)	any failure to maintain any Mining License other than any Mining License of an immaterial value that is not necessary or desirable for the development and operation of any Project;

(o)
any one or more of the Credit Documents is determined by a court of competent jurisdiction not to be a legal, valid and binding obligation of any Subject Entity which is a party thereto, enforceable by the Administrative Agent, the Lenders or any of them against such Subject Entity and such Credit Document has not been replaced by a legal, valid, binding and enforceable document which is equivalent in effect to such Credit Document, assuming such Credit Document had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Administrative Agent, within 20 days of such determination, provided, however, that such grace period shall only be provided if such Subject Entity actively co-operates with the Administrative Agent to so replace such Credit Document;

(p)	the validity, enforceability or priority of any of the Credit Documents is contested in any manner by any Subject Entity;

(q)	any Credit Document is terminated or rescinded or any Person takes an action to terminate or rescind any Credit Document;

Amended and Restated Credit Agreement

(r)	any Security Document does not create legal, valid, binding and enforceable security over the assets charged under that Security Document;

(s)	any Security Document does not constitute first ranking, priority security in the Secured Assets (subject to Permitted Liens); or

(t)	a Material Adverse Change occurs;

the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrower, terminate the Credit Facility (provided, however, that the Credit Facility shall automatically terminate, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above and the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrower, declare all Indebtedness of the Borrower to the Lenders pursuant to this agreement (including the then contingent liability of the Issuing Lender under all Letters) to be immediately due and payable whereupon all such indebtedness shall immediately become and be due and payable without further demand or other notice of any kind, all of which are expressly waived by the Borrower (provided, however, that all such indebtedness of the Borrower to the Lenders shall automatically become due and payable, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above.  Upon the payment by the Borrower to the Issuing Lender of the then aggregate contingent liability under all outstanding Letters issued by the Issuing Lender, the Borrower shall have no further liability to the Issuing Lender with respect to such Letters.

13.2	Refund of Overpayments

With respect to each Letter for which the Issuing Lender has been paid all of its contingent liability pursuant to Section 9.2, 9.7 or 13.1 and provided that all amounts due by the Borrower to the Issuing Lender under Sections 9.2, 9.7 and 13.1 have been paid, the Issuing Lender agrees to pay to the Borrower, upon the later of:

(a)
if the Letter is subject to an Order, the date on which any final and non-appealable order, judgment or other determination has been rendered or issued either permanently enjoining the Issuing Lender from paying under such Letter or terminating any outstanding Order; and

(b)	the earlier of:

(i)
the date on which either the original counterpart of such Letter is returned to the Issuing Lender for cancellation or the Issuing Lender is released by the beneficiary thereof from any further obligations in respect of such Letter;

(ii)	the expiry of such Letter; and

(iii)	(where the contingent liability under such Letter is less than the face amount thereof), all amounts possibly payable under such Letter have been paid;

Amended and Restated Credit Agreement

an amount equal to any excess of the amount received by the Issuing Lender hereunder in respect of its contingent liability under such Letter over the total of amounts applied to reimburse the Issuing Lender for amounts paid by it under or in connection with such Letter (the Issuing Lender having the right to so appropriate such funds).

13.3	Remedies Cumulative

The Borrower expressly agrees that the rights and remedies of the Administrative Agent and the Lenders under this agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law.  Any single or partial exercise by the Administrative Agent or any Lender of any right or remedy for a default or breach of any term, covenant or condition in this agreement does not waive, alter, affect or prejudice any other right or remedy to which the Administrative Agent or such Lender may be lawfully entitled for the same default or breach.  Any waiver by the Administrative Agent with the approval of the Majority Lenders or all of the Lenders in accordance with Section 14.14 of the strict observance, performance or compliance with any term, covenant or condition of this agreement is not a waiver of any subsequent default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this agreement is not a waiver of the entire term, covenant or condition or any subsequent default.  No failure or delay by the Administrative Agent or any Lender in exercising any right shall operate as a waiver of such right nor shall any single or partial exercise of any power or right preclude its further exercise or the exercise of any other power or right.

13.4	Set-Off

In addition to any rights now or hereafter granted under Applicable Law, and not by way of limitation of any such rights, the Administrative Agent and each Lender is authorized, at any time that an Event of Default has occurred and is continuing without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set-off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by the Administrative Agent or such Lender, as the case may be, to or for the credit of or the account of the Borrower against and on account of the obligations and liabilities of the Borrower which are due and payable to the Administrative Agent or such Lender, as the case may be, under the Finance Documents.

ARTICLE 14
THE ADMINISTRATIVE AGENT

14.1	Appointment and Authorization of Administrative Agent

Each Finance Party hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Finance Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under the Credit Documents as are delegated to the Administrative Agent by such Finance Party by the terms hereof, together with such powers as are reasonably incidental thereto.  Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable to any

Amended and Restated Credit Agreement

of the Finance Parties for any action taken or omitted to be taken by it or them hereunder or thereunder or in connection herewith or therewith, except for its own gross negligence or wilful misconduct and each Finance Party hereby acknowledges that the Administrative Agent is entering into the provisions of this Section 14.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

14.2	Interest Holders

The Administrative Agent may treat each Lender set forth in Schedule A hereto or the person designated in the last notice delivered to it under Section 16.5 as the holder of all of the interests of such Lender under the Credit Documents.

14.3	Consultation with Counsel

The Administrative Agent may consult with legal counsel selected by it as counsel for the Administrative Agent and the other Finance Parties and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

14.4	Documents

The Administrative Agent shall not be under any duty to the Finance Parties to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Credit Documents or any instrument, document or communication furnished pursuant to or in connection with the Credit Documents and the Administrative Agent shall, as regards the Finance Parties, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

14.5	Administrative Agent as Finance Party

With respect to those portions of the Credit Facility made available by it, the Administrative Agent shall have the same rights and powers under the Credit Documents as any other Finance Party and may exercise the same as though it were not the Administrative Agent.  The Administrative Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Obligors and their Affiliates and persons doing business with the Obligors and/or any of their Affiliates as if it were not the Administrative Agent and without any obligation to account to the Finance Parties therefor.

14.6	Responsibility of Administrative Agent

The duties and obligations of the Administrative Agent to the Finance Parties under the Credit Documents are only those expressly set forth herein.  The Administrative Agent shall not have any duty to the Finance Parties to investigate whether a Default or an Event of Default has occurred.  The Administrative Agent shall, as regards the Finance Parties, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the Administrative Agent has actual knowledge or has been notified by the Borrower of such fact or has been notified by a Finance Party that such Finance Party considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

Amended and Restated Credit Agreement

14.7	Action by Administrative Agent

The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Finance Parties by and under this agreement; provided, however, that the Administrative Agent shall not exercise any rights under Section 13.1, the Guarantees or the Security Documents or expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders.  Furthermore, any rights of the Administrative Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by the Administrative Agent upon the request or instructions of the Majority Lenders.  The Administrative Agent shall incur no liability to the Finance Parties under or in respect of any of the Credit Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct.  The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under any of the Credit Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Finance Parties.  In respect of any notice by or action taken by the Administrative Agent hereunder, the Borrower shall at no time be obliged to enquire as to the right or authority of the Administrative Agent to so notify or act.

14.8	Notice of Events of Default

In the event that the Administrative Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, the Administrative Agent shall promptly notify the Lenders and shall take such action and assert such rights under Section 13.1 of this agreement and under the other Credit Documents as the Majority Lenders shall request in writing and the Administrative Agent shall not be subject to any liability by reason of its acting pursuant to any such request.  If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request the Administrative Agent to take such action or to assert such rights under any of the Credit Documents in respect of such Default or Event of Default, the Administrative Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights (other than rights under Section 13.1 of this agreement or under the other Credit Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Finance Parties except that, if the Majority Lenders have instructed the Administrative Agent not to take such action or assert such rights, in no event shall the Administrative Agent act contrary to such instructions unless required by law to do so.

14.9	Responsibility Disclaimed

The Administrative Agent shall be under no liability or responsibility whatsoever as agent hereunder:

(a)
to the Borrower or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Finance Party or Finance Parties of any of its or their obligations under any of the Credit Documents;

Amended and Restated Credit Agreement

(b)
to any Finance Party or Finance Parties as a consequence of any failure or delay in performance by, or any breach by, any Subject Entity of any of their respective obligations under any of the Credit Documents; or

(c)
to any Finance Party or Finance Parties for any statements, representations or warranties in any of the Credit Documents or in any other documents contemplated hereby or thereby or in any other information provided pursuant to any of the Credit Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Credit Documents or any other document contemplated hereby or thereby.

14.10	Indemnification

The Finance Parties agree to indemnify the Administrative Agent (to the extent not reimbursed by the Borrower) pro rata in accordance with their relative Exposures from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of any of the Credit Documents or any other document contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under any of the Credit Documents or any document contemplated hereby or thereby, except that no Finance Party shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of the Administrative Agent.

14.11	Credit Decision

Each Lender represents and warrants to the Administrative Agent that:

(a)
in making its decision to enter into this agreement and to make its Pro Rata Share of the Credit Facility available to the Borrower, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Subject Entities and that it has made an independent credit judgment without reliance upon any information furnished by the Administrative Agent; and

(b)	so long as any portion of the Credit Facility is being utilized by the Borrower, it will continue to make its own independent evaluation of the financial condition and affairs of the Subject Entities.

14.12	Successor Administrative Agent

Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may, with the prior written consent of the Borrower (which consent shall not be required for so long as a Default has occurred and is continuing), resign at any time by giving 30 days written notice thereof to the Borrower and the Finance Parties.  Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrower (which consent shall not be required (x) if the successor Administrative Agent is an

Amended and Restated Credit Agreement

Affiliate or Subsidiary of the Administrative Agent on the date hereof or (y) for so long as a Default has occurred and is continuing), shall have the right to appoint a successor Administrative Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment.  If no successor Administrative Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Administrative Agent may, on behalf of the Finance Parties and with the prior written consent of the Borrower (which consent shall not be required for so long as a Default has occurred and is continuing), appoint a successor Administrative Agent which shall be a bank organized under the laws of Canada which has combined capital and reserves in excess of $250,000,000 and has an office in Toronto.  Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Administrative Agent (in its capacity as Administrative Agent but not in its capacity as a Finance Party) and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder (in its capacity as Administrative Agent but not in its capacity as a Finance Party).  After any retiring Administrative Agent’s resignation hereunder as the Administrative Agent, provisions of this Article 14 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.

14.13	Delegation by Administrative Agent

With the prior approval of the Majority Lenders, the Administrative Agent shall have the right to delegate any of its duties or obligations hereunder as Administrative Agent to any Affiliate of the Administrative Agent so long as the Administrative Agent shall not thereby be relieved of such duties or obligations.

14.14	Waivers and Amendments

(a)
Subject to Section 14.14(b), any term, covenant or condition of any of the Credit Documents may only be amended with the prior consent of the Borrower and the Majority Lenders or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

(b)	Notwithstanding Section 14.14(a), without the prior written consent of each Lender, no such amendment or waiver shall directly:

(i)	increase the amount of the Credit Facility or the amount of the Individual Commitment of any Lender with respect to the Credit Facility;

(ii)	extend the Maturity Date;

(iii)	extend the time for the payment of interest on Loans, forgive any portion of principal thereof, reduce the stated rate of interest thereon or amend the

Amended and Restated Credit Agreement

requirement of pro rata application of all amounts received by the Administrative Agent in respect of the Credit Facility;

(iv)	change the percentage of the Lenders’ requirement to constitute the Majority Lenders;

(v)	reduce the stated amount or postpone the date for payment of any fees or other amount to be paid pursuant to Article 7 or Article 8 of this agreement;

(vi)	permit any subordination of any of the Secured Obligations;

(vii)	except as otherwise permitted pursuant to Section 14.19, release or discharge the Security Documents, in whole or in part;

(viii)	alter the terms of this Section 14.14; or

(ix)
amend the definitions of “Secured Risk Management Agreements”, “Enforcement Date”, “Exposure”, “Finance Documents”, “Finance Parties”, “Majority Lenders”, “Qualified Affiliate”, “Qualified Risk Management Lender”, “Risk Management Agreements” or “Secured Obligations” or any definition forming part thereof.

(c)
No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of the Administrative Agent shall be effective without the prior written consent of the Administrative Agent.

(d)
Without the prior written consent of the Issuing Lender, no amendment to or waiver of Article 14 or any other provision hereof to the extent it affects the rights or obligations of the Issuing Lender shall be effective.

(e)
Notwithstanding any other provision hereof, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that the Individual Commitment of such Lender may not be increased or extended without the consent of such Lender.

14.15	Determination by Administrative Agent Conclusive and Binding

Any determination to be made by the Administrative Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this agreement shall be made by the Administrative Agent in good faith and, if so made, shall be binding on all parties, absent manifest error.  The Obligors are entitled to assume that any action taken by the Administrative Agent under or in connection with any Credit Document has been appropriately authorized by the Lenders or the Majority Lenders, as the case may be, pursuant to the terms hereof.

Amended and Restated Credit Agreement

14.16	Adjustments among Lenders after Acceleration

(a)
The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, they will at any time or from time to time upon the request of any Lender through the Administrative Agent purchase portions of the availments made available by the other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 14.16, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to such acceleration, cancellation or termination.

(b)
The Lenders agree that, at any time after all Indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, the amount of any repayment made by the Borrower under this agreement, and the amount of any proceeds of the exercise of any rights or remedies of the Lenders under the Credit Documents, which are to be applied against amounts owing hereunder as principal, will be so applied in a manner such that to the extent possible, the availments made available by the Lenders which remain outstanding, after giving effect to such application, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to the cancellation of termination thereof immediately prior to such acceleration, cancellation or termination.

(c)
For greater certainty, the Lenders acknowledge and agree that without limiting the generality of the provisions of Section 14.16(a) and (b), such provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise), other than on account of any monies owing or payable by the Borrower to it under the Credit Documents in excess of its pro rata share of payments on account of monies owing by the Borrower to all the Finance Parties thereunder.

(d)
The Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 14.16.

14.17	Redistribution of Payment

If a Lender shall receive payment of a portion of the aggregate amount of principal and interest due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest due in respect of the Credit Facility (having regard to the respective Individual Commitments of the Lenders), the Lender receiving such proportionately greater payment shall purchase a participation (which

Amended and Restated Credit Agreement

shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other Lender or Lenders so that the respective receipts shall be pro rata to their respective participation in the credits; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the Borrower, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.

14.18	Distribution of Notices

Except as otherwise expressly provided herein, promptly after receipt by the Administrative Agent of any notice or other document which is delivered to the Administrative Agent hereunder on behalf of the Lenders, the Administrative Agent shall provide a copy of such notice or other document to each of the Lenders; provided, however, that a copy of any such notice delivered at any time during the continuance of an Event of Default shall be delivered by the Administrative Agent to each of the Finance Parties.

14.19	Discharge of Security

To the extent a sale or other disposition of the Secured Assets is permitted pursuant to the provisions hereof, the Lenders hereby authorize the Administrative Agent, at the cost and expense of the Borrower, to execute such discharges and other instruments which are necessary for the purposes of releasing and discharging the Security therein or for the purposes of recording the provisions or effect thereof in any office where the Security Documents may be registered or recorded or for the purpose of more fully and effectively carrying out the provisions of this Section 14.19.

14.20	Determination of Exposures

Concurrent with any request for any approval or instructions of the Majority Lenders and prior to any distribution of Cash Proceeds of Realization to the Finance Parties, the Administrative Agent shall request each Finance Party to provide to the Administrative Agent a written calculation of such Finance Party’s Exposure, each such calculation to be certified true and correct by the Finance Party providing same.  Each Finance Party shall so provide such calculation within two Banking Days following the request of the Administrative Agent.  Any such calculation provided by a particular Finance Party shall, absent manifest error, constitute prima facie evidence of such Finance Party’s Exposure at such time.  With respect to each determination of the Exposure of the Finance Parties, the Administrative Agent shall promptly notify the Finance Parties.  For the purposes of determining a particular Finance Party’s Exposure:

(a)	the Exposure of a Finance Party under any Credit Documents shall be the aggregate amount (expressed in United States dollars) owing to such Finance Party thereunder on such date;

(b)
the Exposure of a Qualified Risk Management Lender in respect of Secured Risk Management Agreements shall be measured as the net exposure of such Qualified Risk Management Lender under all Secured Risk Management Agreements with

Amended and Restated Credit Agreement

the Obligors to which such Qualified Risk Management Lender is a party, being the aggregate exposure of such Qualified Risk Management Lender thereunder less the aggregate exposure of the relevant Obligor thereunder; the exposure of party to a Secured Risk Management Agreement shall be, in the case of a Secured Risk Management Agreement which has not been terminated as of such date, the total amount which would be owing to such party by the other party under such Secured Risk Management Agreement in the event of the early termination as of such date of such Secured Risk Management Agreement as a result of the occurrence of a default, event of default or termination event (however specified or designated) with respect to such party thereunder or, in the case of a Secured Risk Management Agreement which has been terminated as of such date, the total amount which is owing to such party by the other party under such Secured Risk Management Agreement, in each case expressed in United States dollars;

(c)
the Exposure of a Lender in respect of Cash Management Agreements shall be the aggregate amount (expressed in United States dollars) which would be owing by the Obligors thereunder on such date if such agreements were terminated on such date; and

(d)	any amount of Secured Obligations of the Borrower denominated in any currency other than United States dollars shall be expressed as the U.S. Dollar Equivalent thereof.

14.21	Decision to Enforce Security

Upon the Security becoming enforceable in accordance with its terms, the Administrative Agent shall promptly so notify each of the Finance Parties.  The Administrative Agent or any Qualified Risk Management Lender may thereafter provide the Administrative Agent with a written request to enforce the Security.  Forthwith after the receipt of such a request, the Administrative Agent shall seek the instructions of the Majority Lenders as to whether the Security should be enforced and the manner in which the Security should be enforced.  In seeking such instructions, the Administrative Agent shall submit a specific proposal to the Finance Parties.  From time to time, the Administrative Agent or any Qualified Risk Management Lender may submit a proposal to the Administrative Agent as to the manner in which the Security should be enforced and the Administrative Agent shall submit any such proposal to the Finance Parties for approval of the Majority Lenders.  The Administrative Agent shall promptly notify the Finance Parties of all instructions and approvals of the Majority Lenders.  If the Majority Lenders instruct the Administrative Agent to enforce the Security, each of the Finance Parties agree to accelerate the Secured Obligations owed to it to the extent permitted under the relevant Credit Document and in accordance with the relevant Credit Document.

14.22	Enforcement

The Administrative Agent reserves the sole right to enforce, or otherwise deal with, the guarantee of the Borrower in Article 15, the Guarantees and the Security and to deal with the Obligors in connection therewith; provided, however, that the Administrative Agent

Amended and Restated Credit Agreement

shall so enforce, or otherwise deal with, the guarantee of the Borrower in Article 15, the Guarantees and the Security as the Majority Lenders shall instruct.

14.23	Application of Cash Proceeds of Realization

(a)
All Proceeds of Realization not in the form of cash shall be forthwith delivered to the Administrative Agent and disposed of, or realized upon, by the Administrative Agent in such manner as the Majority Lenders may approve so as to produce Cash Proceeds of Realization.

(b)
Subject to the claims, if any, of secured creditors of the Obligors whose security ranks in priority to the Security, all Cash Proceeds of Realization shall be applied and distributed, and the claims of the Finance Parties shall be deemed to have the relative priorities which would result in the Cash Proceeds of Realization being applied and distributed, as follows:

(i)
firstly, to the payment of all reasonable costs and expenses incurred by the Administrative Agent (including, without limitation, all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder or under the Security Documents and Guarantees and in payment of all of the remuneration of any Receiver and all costs and expenses properly incurred by such Receiver (including, without limitation, all legal fees and disbursements) in the exercise of all or any powers granted to it under this agreement, the Guarantees and the Security Documents;

(ii)	secondly, in payment of all amounts of money borrowed or advanced by the Administrative Agent or such Receiver pursuant to the Security Documents and any interest thereon;

(iii)
thirdly, to the payment of the Secured Obligations of the Obligors (including holding as cash collateral to be applied against Secured Obligations which have not then matured) to the Finance Parties pro rata in accordance with their relative Exposures, which Cash Proceeds of Realization shall be applied by each Finance Party to its Exposure in such manner as it sees fit; and

(iv)	the balance, if any, in accordance with Applicable Law.

14.24	Survival

The provisions of Articles 8, 14, 15 and Section 16.8 and all other provisions of this agreement which are necessary to give effect to each of the provisions of such Articles shall survive the permanent repayment in full of the Credit Facility and the termination of all of the Individual Commitments of the Lender in connection therewith until the Secured Obligations Termination Date.

Amended and Restated Credit Agreement

ARTICLE 15
GUARANTEE

15.1	Guarantee

The Borrower hereby unconditionally, absolutely and irrevocably guarantees the full and punctual payment to the Finance Parties, as and when due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise of all of the Secured Obligations of each other Obligor in the same currency as the currency of such Secured Obligations, whether for principal, interest, fees, expenses, indemnities or otherwise.

15.2	Nature of Guarante

The guarantee provided for in this Article 15 shall in all respects be a continuing, absolute, unconditional and irrevocable guarantee of payment when due and not of collection, and shall remain in full force and effect until the Secured Obligations Termination Date.  The Borrower guarantees that the Secured Obligations of each other Obligor will be paid strictly in accordance with the terms thereof, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Finance Parties with respect thereto.  The Borrower renounces all benefits of discussion and division.  The liability of the Borrower hereunder shall be absolute, unconditional and irrevocable irrespective of, and without being released or limited by:

(a)	any lack of validity, legality or enforceability of any provision of this agreement;

(b)	the failure of any Finance Party

(i)	to assert any claim or demand or to enforce any right or remedy against any Obligor or any other Person (including any other guarantor) under the provisions of this agreement, or otherwise, or

(ii)	to exercise any right or remedy against any other guarantor of, or collateral securing, any of the Secured Obligations;

(c)	any change in the time, manner or place of payment of, or in any term of, all or any of the Secured Obligations, or any other extension, compromise, indulgence or renewal of any Secured Obligation;

(d)
any reduction, limitation, variation, impairment, discontinuance or termination of the Secured Obligations for any reason (other than by reason of any payment which is not required to be rescinded), including any claim of waiver, release, discharge, surrender, alteration or compromise, and shall not be subject to (and the Borrower hereby waives any right to or claim of) any defence or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality, nongenuineness, irregularity, compromise, unenforceability of, or any other event or occurrence affecting, the Secured Obligations or otherwise (other than by reason of any payment which is not required to be rescinded);

Amended and Restated Credit Agreement

(e)	any amendment to, rescission, waiver or other modification of, or any consent to any departure from, any of the terms of the Secured Obligations or any guarantees or security;

(f)	any addition, exchange, release, discharge, renewal, realization or non-perfection of any collateral security;

(g)	any amendment to, or waiver or release or addition of, or consent to departure from, any other guarantee held by the Finance Parties as security for any of the Secured Obligations;

(h)
the loss of or in respect of or the unenforceability of any other guarantee or other security which the Finance Parties may now or hereafter hold in respect of the Secured Obligations, whether occasioned by the fault of a Finance Party or otherwise;

(i)
any change in the name of an Obligor or in the constating documents, capital structure, capacity or constitution of an Obligor, the bankruptcy or insolvency of an Obligor, the sale of any or all of an Obligor’s business or assets or being consolidated, merged or amalgamated with any other Person; or

(j)	any other circumstance (other than final payment in full) which might otherwise constitute a defence available to, or a legal or equitable discharge of any surety or any other guarantor.

Any Secured Obligation which may not be recoverable from the Borrower as guarantor shall be recoverable from the Borrower as principal debtor in respect thereof.

15.3	Finance Parties not Bound to Exhaust Recourse

The Finance Parties shall not be bound to exhaust their recourse against an Obligor or others or any security or other guarantees it may at any time hold before being entitled to payment hereunder from the Borrower.

15.4	Evidence of Secured Obligations

A written statement of the Administrative Agent as to the amount of any Secured Obligations of an Obligor shall, except for manifest error, be conclusive evidence and shall, in any event, be prima facie evidence against such Obligor as to the amount of such Secured Obligations.

15.5	Guarantee in Addition to Other Security

The guarantee provided for in this Article 15 shall be in addition to and not in substitution for any other guarantee or other security which the Finance Parties may now or hereafter hold in respect of the Secured Obligations, and the Finance Parties shall be under no obligation to marshal in favour of the Borrower any other guarantee or other security or any moneys or other assets which they may be entitled to receive or may have a claim upon.

Amended and Restated Credit Agreement

15.6	Reinstatement

The guarantee provided for in this Article 15 and all other terms of this Article 15 shall continue to be effective or shall be reinstated, as the case may be, if at any time any payment by the Borrower or any other Obligor of any of the Secured Obligations is rescinded or must otherwise be returned by the recipients thereof by reason of the insolvency, bankruptcy or reorganization of the Borrower or such other Obligor or for any other reason, all as though such payment had not been made.

15.7	Waiver of Notice, Etc.

The Borrower hereby waives promptness, dilignce, notice of acceptance and any other notice with respect to any of the Secured Obligations and this agreement.

15.8	Subrogation Rights, Assignment and Postponement of Claim

Until the Secured Obligations Termination Date, all dividends, compositions, proceeds of security or payments received by the Finance Parties in respect of the Secured Obligations shall be regarded for all purposes as payments in gross.  The Borrower shall not exercise any rights which it may acquire by way of subrogation under this agreement, by any payment made hereunder or otherwise, until the Secured Obligations Termination Date.  Any amount paid to the Borrower on account of any such subrogation rights prior to the Secured Obligations Termination Date shall be held in trust for the benefit of the Finance Parties and shall immediately be paid to the Finance Parties and credited and applied against the Secured Obligations, whether matured or unmatured, in accordance with the terms hereof; provided, however, that if the Secured Obligations Termination Date has occurred, the Borrower shall be subrogated to the rights of the Finance Parties against the applicable Obligor with respect to all Secured Obligations of such Obligor and, at the Borrower’s request, the Finance Parties will execute and deliver to the Borrower appropriate documents (without recourse and without representation or warranty, except that it has not released, assigned or encumbered any subject Secured Obligations) necessary to evidence the transfer by subrogation to the Borrower of all such Secured Obligations.

15.9	Advance After Certain Events

All advances, renewals and credits made or granted hereunder or in connection herewith by the Finance Parties purportedly to or for any Obligor after the bankruptcy or insolvency of such Obligor but before the Finance Parties have received notice thereof, shall be deemed to form part of the Secured Obligations, and all advances, renewals and credits obtained from the Finance Parties hereunder purportedly by or on behalf of any Obligor shall be deemed to form part of the Secured Obligations, notwithstanding any lack or limitation of power, incapacity or disability of such Obligor or of the directors or agents thereof and notwithstanding that such Obligor may not be a legal or suable entity and notwithstanding any irregularity, defect or informality in the obtaining of such advances, renewals or credits, whether or not the Finance Parties had knowledge thereof.  Any such advance, renewal or credit which may not be recoverable from the Borrower as guarantor shall be recoverable from the Borrower as principal debtor in respect thereof.

Amended and Restated Credit Agreement

ARTICLE 16
MISCELLANEOUS

16.1	Notices

All notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer or other responsible employee of the addressee or sent by telefacsimile, charges prepaid, at or to the applicable addresses or telefacsimile numbers, as the case may be, set out opposite the parties’ name on the signature page hereof or at or to such other address or addresses, telefacsimile number or numbers as any party hereto may from time to time designate to the other parties in such manner.  Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery.  Any communication which is transmitted by telefacsimile as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission.

16.2	Severability

Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

16.3	Counterparts

This agreement may be executed in one or more counterparts, and by means of facsimile or other electronic form, including PDF, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

16.4	Successors and Assigns

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

16.5	Assignment

(a)	Neither the Credit Documents nor the benefit thereof may be assigned by the Borrower.

(b)
A Lender may at any time sell to one or more other persons (“Participants”) participating interests in any credit outstanding hereunder, any commitment of such Lender hereunder or any other interest of the Lender hereunder.  In the event of any such sale by a Lender of a participating interest to a Participant, such Lender’s obligations under this agreement to the Borrower shall remain

Amended and Restated Credit Agreement

unchanged and such Lender shall remain solely entitled to enforce its rights hereunder, such Lender shall remain solely responsible for the performance thereof and the Borrower shall continue to be obligated to such Lender in connection with such Lender’s rights under this agreement.  The Borrower agrees that if amounts outstanding under this agreement are due and unpaid, or shall have been declared to be or shall have become due and payable upon the occurrence of an Event of Default, or any Default which might mature into an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this agreement to the same extent as if the amount of its participating interest were owing directly to it as the relevant Lender under this agreement.  The Borrower also agrees that each Participant shall be entitled to the benefits of Article 8 with respect to its participation hereunder and for the purposes of Article 8 such Participant shall be deemed to be a Lender to the extent of such participation, provided, that such Participant shall have complied with obligations of a Lender provided in Article 8 and that no Participant shall be entitled to receive any greater amount pursuant to such Article than the relevant Lender would have been entitled to receive in respect of the amount of the participation transferred by the relevant Lender to such Participant had no such transfer occurred.

(c)
With the prior written consent of, (x) the Borrower (which consent shall not be required (i) if such sale is to one or more other Lenders or to an Affiliate of any Lender or (ii) in circumstances where a Default has occurred and is continuing), (y) the Administrative Agent and (z) the Issuing Lender, a Lender may at any time sell all or any part of its rights and obligations under the Credit Documents to one or more Persons (“Purchasing Lenders”).  No consent shall be required in the case of the sale by a Lender listed in Schedule II or Schedule III of the Bank Act (Canada) to its Affiliate that is listed in Schedule II or Schedule III to the Bank Act (Canada).  Upon such sale, the Lender shall, to the extent of such sale, be released from its obligations under the Credit Documents and each of the Purchasing Lenders shall become a party to the Credit Documents to the extent of the interest so purchased provided, however, no Lender that is a Defaulting Lender shall be released from any obligation in respect of any damages arising in connection with it being or becoming a Defaulting Lender.  Any such assignment shall be for Individual Commitments of at least $5,000,000 and, following such assignment, the Lender shall either retain an Individual Commitment of $5,000,000 or have assigned the entirety of its Individual Commitment.  Any such assignment by a Lender shall not be effective unless and until such Lender has paid to the Administrative Agent an assignment fee in the amount of $3,500 for each Purchasing Lender, unless and until the Purchasing Lender has executed an instrument substantially in the form of Schedule C hereto whereby the Purchasing Lender has agreed to be bound by the terms of the Credit Documents as a Lender and has agreed to specific Individual Commitments with respect to the Credit Facility and a specific address and telefacsimile number for the purpose of notices as provided in Section 16.1 and unless and until the requisite consents to such assignment have been obtained, unless and until a copy of a fully executed copy of such instrument has been delivered to each of the Administrative Agent and the

Amended and Restated Credit Agreement

Borrower.  Upon any such assignment becoming effective,  Schedule A hereto shall be deemed to be amended to include the Purchasing Lender as a Lender with the specific Individual Commitment with respect to the Credit Facility, address and telefacsimile number as aforesaid and the Individual Commitment of the Lender making such assignment shall be deemed to be reduced by the amount of the Individual Commitment of the Purchasing Lender with respect to the Credit Facility.

(d)
The Borrower authorizes the Administrative Agent and the Lenders to disclose to any Participant or Purchasing Lender (each, a “Transferee”) and any prospective Transferee or any professional advisor of any Transferee or prospective Transferee and authorizes each of the Lenders to disclose to any other Lender any and all financial information in their possession concerning the Subject Entities which has been delivered to them by or on behalf of the Borrower pursuant to this agreement or which has been delivered to them by or on behalf of the Borrower in connection with their credit evaluation of the Subject Entities prior to becoming a party to this agreement, so long as any such Transferee agrees not to disclose any confidential, non-public information to any person other than its non-brokerage affiliates, employees, accountants or legal counsel, unless required by law and authorizes each of the Lenders to disclose to any other Lender and to any Person where disclosure is required by law, regulation, legal process or regulatory authority (for certainty under any circumstance and not solely in connection with assignment of rights).

16.6	Entire Agreement

This agreement and the agreements referred to herein and delivered pursuant hereto (including, without limitation, the Fee Letter) constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

16.7	Further Assurances

The Borrower shall, and shall cause each other Subject Entity to, from time to time and at all times hereafter, upon every reasonable request of the Administrative Agent, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of the Administrative Agent for more effectually implementing and carrying out the true intent and meaning of the Credit Documents or any agreement delivered pursuant hereto or thereto and such additional security, legal opinions, consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions and negotiable documents of title in connection with the property and assets of the Obligors, in form and substance satisfactory to the Administrative Agent, as the Administrative Agent may from time to time reasonably request, to ensure (i) that all Secured Assets are subject to a Lien in favour of the Administrative Agent and (ii) the intended first ranking priority of such Liens.

Amended and Restated Credit Agreement

16.8	Judgment Currency

(a)
If, for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 16.8 referred to as the “Judgment Currency”) an amount due in another currency (such other currency being hereinafter in this Section 16.8 referred to as the “Indebtedness Currency”) under this agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(i)	the date of actual payment of the amount due, in the case of any proceeding in the courts of a jurisdiction that will give effect to such conversion being made on such date; or

(ii)
the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 16.8(a)(ii) being hereinafter in this Section 16.8 referred to as the “Judgment Conversion Date”).

(b)
If, in the case of any proceeding in the court of any jurisdiction referred to in Section 16.8(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c)
Any amount due from the Borrower under the provisions of Section 16.8(b) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this agreement.

(d)
The term “rate of exchange” in this Section 16.8 means the noon spot rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.

[The remainder of this page is intentionally left blank.]

Amended and Restated Credit Agreement

IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first written above.

Endeavour Silver Corp. Suite #301-700 West Pender Street Vancouver, British Columbia V6C 1G8	ENDEAVOUR SILVER CORP.
	By:	“Dan Dickson”
Attention:Chief Financial Officer Telefax:(604) 685-9744	By:	Name: Dan Dickson Title: Chief Financial Officer “Brad Cooke”
Name: Brad Cooke Title: Chief Executive Officer

 Amended and Restated Credit Agreement

The Bank of Nova Scotia Global Banking and Markets – Loan Syndications 40 King Street West, 62nd Floor Toronto, Ontario		THE BANK OF NOVA SCOTIA, as Administrative Agent
M5W 2X6		By:	“Kurt R. Foellmer”
Name: Kurt R. Foellmer
Attention:	Managing Director		Title: Director
Telefax:	(416) 866-2009
		By:	“Stephen MacNeil”
Name: Stephen MacNeil
Title: Associate Director

The Bank of Nova Scotia Global Banking and Markets – Global Mining 650 Georgia Street, 18th Floor		THE BANK OF NOVA SCOTIA, as Lender
Vancouver, BC V6B 4N7		By:	“Kurt R. Foellmer”
Name: Kurt R. Foellmer
Title: Director
Attention: Telefax:	Director, Corporate Banking (604) 661-1474
		By:	“Stephen MacNeil”
Name: Stephen MacNeil
Title: Associate Director

 Amended and Restated Credit Agreement

SCHEDULE A

LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitments
The Bank of Nova Scotia	$20,000,000

 Amended and Restated Credit Agreement

SCHEDULE B

COMPLIANCE CERTIFICATE

TO:	THE BANK OF NOVA SCOTIA

I, ____________________, the [senior financial officer] of Endeavour Silver Corp. (the “Borrower”), hereby certify that, not in a personal capacity and without personal liability:

1.
I am the duly appointed [senior financial officer] of the Borrower named in the amended and restated credit agreement made as of January 27, 2016 (as amended to the date hereof, the “Credit Agreement”) between the Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders and as such I am providing this Certificate for and on behalf of the Borrower pursuant to the Credit Agreement.

2.	I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article 10, Article 11 and Article 13 therein.

3.	To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

As at or for the relevant period ending _______________________, the amounts and financial ratios as contained in Sections 11.1(m), (n) and (o) of the Credit Agreement are as follows and detailed calculations thereof are attached hereto:

	Actual Amount or Percentage	Required Amount or Percentage
(a) Leverage Ratio	_______	< 3.00:1
(b) Interest Service Coverage Ratio	_______	>4.00:1
(c) Tangible Net Worth	_______	See Section 11.1(n)

The attached calculation worksheet as at the relevant period ending ________ accurately sets out the information therein contained.

4.	Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

DATED this _______ day of _____________, 20____.

(Signature)

(Name - please print)

(Title of Senior Financial Officer)

 Amended and Restated Credit Agreement

CALCULATION WORKSHEET

Following the definitions and calculations more fully defined in the Credit Agreement:

Leverage Ratio

Total Indebtedness	$ ____________________________________ (A)

EBITDA	$ ____________________________________ (B)

Leverage Ratio (Actual)	$ ____________________________________ (A:B)

Leverage Ratio (Max. Permitted): 3:1

Compliance [Yes]/[No]

Tangible Net Worth

80% of Equity (as at June 30, 2012)	$ ____________________________________ (C)

50% of Aggregate Net Income for each Fiscal Quarter after the Fiscal Quarter ended June 30, 2012	$ ____________________________________ (D)

Minimum Tangible Net Worth:	$ ____________________________________ (C+D)

Actual Tangible Net Worth:	$ ____________________________________

Compliance [Yes]/[No]

Interest Service Coverage Ratio
$ ____________________________________ (B)
EBITDA
$ ____________________________________ (E)
Rolling Interest Service
$ ____________________________________ (B:E)
Interest Service Coverage Ratio (Actual):

Interest Service Coverage Ratio (Min. Permitted) 4.00:1

Compliance [Yes]/[No]

 Amended and Restated Credit Agreement

SCHEDULE C

FORM OF ASSIGNMENT

Dated __________, 20___

Reference is made to the Amended and Restated Credit Agreement made as of January 27, 2016 (as amended to the date hereof, the “Credit Agreement”) between Endeavour Silver Corp., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”).  Terms defined in the Credit Agreement are used herein as therein defined.

_________________ (the “Assignor”) and _________________ (the “Assignee”) agree as follows:

(a)           The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a ______% interest in and to all of the Assignor’s rights and obligations under the Credit Agreement as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor’s Individual Commitment with respect to the Credit Facility as in effect on the Effective Date, the credit extended by the Assignor under the Credit Facility and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Credit Documents as it relates to the Credit Facility).

(b)           The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment with respect to the Credit Facility is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the Credit Facility is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Obligor or the performance or observance by the Obligors of any of their obligations under the Credit Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Administrative Agent and the Borrower of the assignment to the Assignee hereunder.

(c)           The effective date of this Assignment (the “Effective Date”) shall be the later of ___________ and the date on which a copy of a fully executed copy of this Assignment has been delivered to the Borrower and the Administrative Agent in accordance with Section 16.5(c) of the Credit Agreement.

 Amended and Restated Credit Agreement

(d)           The Assignee hereby agrees to the specific Individual Commitment of $___________ and to the address and telefacsimile number set out after its name on the signature page hereof for the purpose of notices as provided in Section 16.1 of the Credit Agreement.

(e)           As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Credit Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Credit Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Credit Documents.

(f)           The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Documents for periods prior to the Effective Date directly between themselves.

This Assignment shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein.

[ASSIGNOR]
By:
Name: Title:

[ASSIGNEE]
By:
Name: Title:

Address

Attention:
Telefax:

 Amended and Restated Credit Agreement

Acknowledged and agreed to as of this ___________ day of ___________ , 20______.

THE BANK OF NOVA SCOTIA, as Administrative Agent
By:
Name:
Title:
By:
Name:
Title:

Acknowledged and agreed to as of this _________ day of _____________, 20_____.

THE BANK OF NOVA SCOTIA, as Issuing Lender
By:
Name:
Title:
By:
Name:
Title:

1ENDEAVOUR SILVER CORP.
By:
Name:
Title:

_____________

1Only required if no Default has occurred and is continuing.

 Amended and Restated Credit Agreement

SCHEDULE D

FORM OF DRAWDOWN NOTICE

TO:
The Bank of Nova Scotia, as Administrative Agent

WBO - Loan Administration and Agency Services
2nd Floor, 720 King Street
Toronto, Ontario  M5V 2T3
Attention:  Director, Loan Agency and Operations
Facsimile:  (416) 866-5991

With a copy to:

Global Banking and Markets – Loan Syndications
40 King Street West, 62nd Floor
Toronto, Ontario  M5W 2X6
Attention:  Head Agency Services
Facsimile:  (416) 866-3329

RE:
Amended and Restated Credit Agreement made as of January 27, 2016 (as amended to the date hereof, the “Credit Agreement”) between Endeavour Silver Corp, as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the Credit Facility on [date of drawdown] as follows:

Availment Option:

Amount:

If LIBOR Loan, Interest Period:

If Letter, (a copy being attached hereto):

Type of Letter (financial or performance):

Date of Issuance:

Named Beneficiary:

Maturity Date:

Currency & Amount:

 Amended and Restated Credit Agreement

Other Terms:

[You are hereby irrevocably authorized and directed to pay the proceeds of the drawdown to _______________ and this shall be your good and sufficient authority for so doing.]

No Default or Event of Default has occurred and is continuing nor will arise as a result of the extension of credit hereby requested and the undersigned hereby confirms the truth and accuracy of the representations and warranties set forth in Article 10 of the Credit Agreement.

All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.

DATED the ______ day of _______________, 20___.

ENDEAVOUR SILVER CORP.
By:
Name:
Title:
By:
Name:
Title:

 Amended and Restated Credit Agreement

SCHEDULE E

FORM OF ROLLOVER NOTICE

TO:
The Bank of Nova Scotia, as Administrative Agent

WBO - Loan Administration and Agency Services
2nd Floor, 720 King Street
Toronto, Ontario  M5V 2T3
Attention:  Director, Loan Agency and Operations
Facsimile:  (416) 866-5991

With a copy to:

Global Banking and Markets – Loan Syndications
40 King Street West, 62nd Floor
Toronto, Ontario  M5W 2X6
Attention:  Head Agency Services
Facsimile:  (416) 866-3329

RE:
Amended and Restated Credit Agreement made as of January 27, 2016 (as amended to the date hereof, the “Credit Agreement”) between Endeavour Silver Corp., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a rollover of outstanding credit under the Credit Facility on [date of rollover] as follows:

LIBOR Loans

Maturity Date of Maturing LIBOR Loan	______________________
Principal Amount of Maturing LIBOR Loan	$_____________________
Portion Thereof to be Replaced	$_____________________
Interest Period of New LIBOR Loan	_______ months

No Default or Event of Default has occurred and is continuing nor will arise as a result of the extension of credit hereby requested and the undersigned hereby confirms the truth and accuracy of the representations and warranties set forth in Article 10 of the Credit Agreement.

 Amended and Restated Credit Agreement

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DATED the _________ day of ________________, 20____.

ENDEAVOUR SILVER CORP.
By:
Name:
Title:
By:
Name:
Title:

 Amended and Restated Credit Agreement

SCHEDULE F
FORM OF CONVERSION NOTICE

TO:
The Bank of Nova Scotia, as Administrative Agent

WBO - Loan Administration and Agency Services
2nd Floor, 720 King Street
Toronto, Ontario  M5V 2T3
Attention:  Director, Loan Agency and Operations
Facsimile:  (416) 866-5991

With a copy to:

Global Banking and Markets – Loan Syndications
40 King Street West, 62nd Floor
Toronto, Ontario  M5W 2X6
Attention:  Head Agency Services
Facsimile:  (416) 866-3329

RE:
Amended and Restated Credit Agreement made as of January 27, 2016 (as amended to the date hereof, the “Credit Agreement”) between Endeavour Silver Corp., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a conversion of outstanding credit under the Credit Facility on [date of conversion] as follows:

Converting From	Converting Into

LIBOR Loans Maturity Date of ______ Maturing LIBOR Loan Principal Amount of $_____________ Maturing LIBOR Loan Portion Thereof to $_____________ be converted	LIBOR Loans Principal $_____________ Amount of New LIBOR Loan Interest _____ months Period of New LIBOR Loan
Base Rate Loans	Base Rate Loan
Principal Amount $_____________ of Base Rate Loan to be converted	Principal $_____________ Amount of New Base Rate Loan
Portion Thereof $_____________ to be converted

 Amended and Restated Credit Agreement

No Default or Event of Default has occurred and is continuing nor will arise as a result of the extension of credit hereby requested and the undersigned hereby confirms the truth and accuracy of the representations and warranties set forth in Article 10 of the Credit Agreement.

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DATED the ________ day of _____________, 20____.

ENDEAVOUR SILVER CORP.
By:
Name:
Title:
By:
Name:
Title:

 Amended and Restated Credit Agreement

SCHEDULE G

CORPORATE STRUCTURE

 Amended and Restated Credit Agreement

SCHEDULE H

[INTENTIONALLY DELETED]

 Amended and Restated Credit Agreement

SCHEDULE I

REIMBURSEMENT INSTRUMENT

TO:
The Bank of Nova Scotia, as Administrative Agent

WBO - Loan Administration and Agency Services
2nd Floor, 720 King Street
Toronto, Ontario  M5V 2T3
Attention:  Director, Loan Agency and Operations
Facsimile:  (416) 866-5991

WITH A COPY TO:	Global Banking and Markets – Loan Syndications 40 King Street West, 62nd Floor Toronto, Ontario M5W 2X6 Attention: Head Agency Services Facsimile: (416) 866-3329
RE:
Amended and Restated Credit Agreement made as of January 27, 2016 (as amended to the date hereof, the “Credit Agreement”) between Endeavour Silver Corp., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

For good and valuable consideration, the undersigned hereby agrees to immediately reimburse the Issuing Lender (as defined in the Credit Agreement) the amount of each and any demand or other request for payment presented to and paid by the Issuing Lender in accordance with each Letter (as defined in the Credit Agreement) issued by the Issuing Lender on behalf of the undersigned (even if, under laws applicable to the rights of the beneficiary of such Letter, a demand or other request for payment is validly presented after expiry of such Letter).

DATED as of the _______ day of ________________, ______.

[NAME OF SUBSIDIARY]
By:

By:

 Amended and Restated Credit Agreement

SCHEDULE J

GUARANTEE AND SECURITY DOCUMENTS

(A)	Guarantees

(1)	the downstream guarantee provided by the Borrower pursuant to Article 15 of this Agreement;

(2)	the guarantee agreement governed by Mexican law entered into between Endeavour Capital and the Administrative Agent;

(3)	the guarantee agreement governed by Mexican law entered into between Endeavour Gold and the Administrative Agent;

(4)	the guarantee agreement governed by Mexican law entered into between Metallurgica and the Administrative Agent;

(5)	the guarantee agreement governed by Mexican law entered into between Mina Bolanitos and the Administrative Agent;

(6)	the guarantee agreement governed by Mexican law entered into between Minera Plata and the Administrative Agent;

(7)	the guarantee agreement governed by Mexican law entered into between Minera Santa and the Administrative Agent;

(8)	the guarantee agreement governed by Mexican law entered into between RPG and the Administrative Agent;

(9)	the guarantee agreement governed by Mexican law entered into between MXRT Holding Ltd. (“MXRT”) and the Administrative Agent;

(10)	the guarantee agreement governed by Mexican law entered into between AuRicoGold GYC, S.A. de C.V. (“AuRico GYC”) and the Administrative Agent;

(11)	the guarantee agreement governed by Mexican law entered into between Compañia Minera el Cubo, S.A. de C.V. (“Cubo”) and the Administrative Agent;

(12)	the guarantee agreement governed by Mexican law entered into between Metales Interamericanos, S.A. de C.V. (“Metales”) and the Administrative Agent;

 Amended and Restated Credit Agreement

(B)	Security Documents

(1)	the general security agreement governed by British Columbia law entered into between the Borrower and the Administrative Agent;

(2)	the general security and pledge agreement governed by Mexican law entered into between MXRT and the Administrative Agent;

(3)	the pledge without transfer of possession agreement governed by Mexican law entered into between Endeavour Capital and the Administrative Agent;

(4)	the share pledge agreement governed by Mexican law entered into between the Borrower, the Administrative Agent and Endeavour Capital relating to all of the capital stock of Endeavour Capital;

(5)	the pledge without transfer of possession agreement governed by Mexican law entered into between Endeavour Gold and the Administrative Agent;

(6)	the share pledge agreement governed by Mexican law entered into between the Borrower, the Administrative Agent and Endeavour Gold relating to all of the capital stock of Endeavour Gold;

(7)	the pledge without transfer of possession agreement governed by Mexican law entered into between Metallurgica and the Administrative Agent;

(8)	the share pledge agreement governed by Mexican law entered into between the Borrower, the Administrative Agent and Metallurgica relating to all of the capital stock of Metallurgica;

(9)	the pledge without transfer of possession agreement governed by Mexican law entered into between Mina Bolañitos and the Administrative Agent;

(10)	the share pledge agreement governed by Mexican law entered into between the Borrower, the Administrative Agent and Mina Bolañitos relating to all of the capital stock of Mina Bolañitos;

(11)	the mortgage agreement of Mina Bolañitos

(12)	the pledge without transfer of possession agreement governed by Mexican law entered into between Minera Plata and the Administrative Agent;

 Amended and Restated Credit Agreement

(13)	the share pledge agreement governed by Mexican law entered into between the Borrower, the Administrative Agent and Minera Plata relating to all of the capital stock of Minera Plata;

(14)	the mortgage agreement of Minera Plata;

(15)	the pledge without transfer of possession agreement governed by Mexican law entered into between Minera Santa and the Administrative Agent;

(16)	the share pledge agreement governed by Mexican law entered into between the Borrower, the Administrative Agent and Minera Santa relating to all of the capital stock of Minera Santa;

(17)	the pledge without transfer of possession agreement governed by Mexican law entered into between RPG and the Administrative Agent;

(18)	the share pledge agreement governed by Mexican law entered into between the Borrower, the Administrative Agent and RPG relating to all of the capital stock of RPG;

(19)	the mortgage agreement of RPG;

(20)	the pledge without transfer of possession agreement governed by Mexican law entered into between AuRico GYC and the Administrative Agent;

(21)	the share pledge agreement governed by Mexican law entered into between the Borrower, the Administrative Agent and AuRico GYC relating to all of the capital stock of AuRico GYC;

(22)	the pledge without transfer of possession agreement governed by Mexican law entered into between Cubo and the Administrative Agent;

(23)	the share pledge agreement governed by Mexican law entered into between the Borrower, the Administrative Agent and Cubo relating to all of the capital stock of Cubo;

(24)	the pledge without transfer of possession agreement governed by Mexican law entered into between Metales and the Administrative Agent;

(25)	the share pledge agreement governed by Mexican law entered into between the Borrower, the Administrative Agent and Metales relating to all of the capital stock of Metales;

in each case as the same may have been or may be further amended, modified, supplemented, restated or replaced from time to time.

 Amended and Restated Credit Agreement

SCHEDULE K

QUALIFIED AFFILIATE INSTRUMENT OF ADHESION

TO:	THE BANK OF NOVA SCOTIA, as Administrative Agent
AND TO:	THE OTHER PARTIES TO THE CREDIT AGREEMENT REFERRED TO BELOW

Reference is made to the Amended and Restated Credit Agreement made as of January 27, 2016 (as amended to the date hereof, the “Credit Agreement”) between Endeavour Silver Corp., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”).  Terms defined in the Credit Agreement are used herein as therein defined.

WHEREAS the Credit Agreement provides that an Affiliate of a Lender may become a Qualified Affiliate under the Credit Agreement if it executes this instrument and delivers it to the Administrative Agent;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the undersigned, the undersigned hereby represents, warrants and covenants as follows:

1.
By executing this instrument, the undersigned hereby covenants and agrees to be bound by the terms and conditions of the Credit Agreement as a Qualified Affiliate, including all amendments, supplements and additions thereto, deletions therefrom and restatements thereof, solely as relates to the terms and conditions set forth in Article 14 of the Credit Agreement.

1.	The undersigned hereby acknowledges that it has been provided with a copy of the Credit Agreement.

DATED this ______ day of ____________, ______.

[INSERT NAME OF QUALIFIED AFFILIATE]
By:
Name:
Title:

 Amended and Restated Credit Agreement

SCHEDULE L

MATERIAL AGREEMENTS

Acquisition agreement made as of April 13, 2012 between Endeavour Silver Corp. and AuRico Gold Inc.

Gold and silver refining agreement dated July 1, 2010 between Refinadora Plata Guanacevi, SA de CV and Met-Mex Penoles, SA de CV

Mining exploitation agreement dated January 1, 2008 between Refinadora Plata Guanacevi, SA de CV  and Minera Plata Adelante SA de CV

Administrative services agreement dated April 1, 2007 between Refinadora Plata Guanacevi, SA de CV and Guanacevi Mining Services SA de CV

Administrative services agreement dated April 1, 2007 between Refinadora Plata Guanacevi, SA de CV and Recursos Humanos Guanacevi SA de CV

Administrative services agreement dated April 1, 2007 between Mina Bolañitos SA de CV and Guanacevi Mining Services SA de CV

Administrative services agreement dated April 1, 2007 between Mina Bolañitos SA de CV and Recursos Humanos Guanacevi SA de CV

Assignment if mining rights, purchase of goods and royalty payments agreement dated June 28, 2005 between Minera Plata Adelante SA de CV and Minera Capela SA de CV

Administrative services agreement dated April 1, 2007 between Minera Plata Adelante SA de CV and Guanacevi Mining Services SA de CV

Administrative services agreement dated April 1, 2007 between Minera Plata Adelante SA de CV and Recursos Humanos Guanacevi SA de CV

 Amended and Restated Credit Agreement

SCHEDULE M

MINING LICENSES

GUANACEVI PROJECT

GUANACEVI PROJECT MINERA PLATA ADELANTE S.A. DE C.V. (MPA)
CONCESSION NAME	NO.	NOTES
SANTA CRUZ DOS	191773	1 2
EL PELAYO Y ANEXAS	193392	1 2
UNIF. SANTA CRUZ	186577	1 2
SAN GUILLERMO	179601	1 2
UNIFICACION FLORA	189233	1 2
SAN MARCOS	185486	1 2
SAN VICENTE	187020	1 2
NUESTRA SENORA	185412	1 2
SAN PEDRO UNO	191143	1 2

EL PORVENIR DOS	161449
LA SULTANA	162915

EL MILACHE	163509
VERONICA	167013
EL DESENGAÑO	187018

EL CALVARIO	191733
ELYZABETH	180568	3

LA BRISA 3	236564
LA GLORIA	238353
LA BRISA 4, FRACC.	239873
LA BRISA 5	239874

1.	Subject to a 3% NSR in favour of MPA payable by Refinadora Plata Guanacevi S.A. de C.V. (an Endeavour Silver Corp. wholly-owned subsidiary).

2.	Subject to a 3% NSR in favour of Minera Capela, S.A. de C.V. (As assignor).

3.
Through official communication No. SE/421.-14197 dated November 16, 2011, the General Mining Bureau, Mexico (“GMB”) cancelled this concession on the basis of failure to pay mining taxes for the 2nd half of 2007.  MPA filed an administrative appeal on March 2, 2012, which appeal is presently in process.

 Amended and Restated Credit Agreement

GUANACEVI PROJECT MINERA PLATA ADELANTE S.A. DE C.V. (MPA)
CONCESSION NAME	NO.	NOTES
AMPL. AL BAJO DEL NVO. PORVENIR	184074	4
LA MAZATLECA	186475	4
LA GUIRNALDA	187771	4
LA GUIRNALDA 2	219707	4 5
SAN PABLO	216716	4
ANA MARIA	214167	4
EL MARTIR	215925	4
AMPL. DEL SOTO	191987	4
IDA	191659	4
EPSILON	195079	4
EL TERREMOTO	193869	4
ALAJAA	183881	4
BARRADON 7	214162	4
SANTA ISABEL	204725	4
NOCHE BUENA	167563	4

EL PORVENIR CUATRO	168105
LA BRISA	224158	6

EL CAMBIO	205475	7
LA ONZA	211502	7
SAN NICOLAS	191543	7
AMPL. DE SAN NICOLAS	191675	7

LA BRISA	231786	8
LA BRISA 2	234301	8

4	Subject to a 1% NSR in favour of Albricias Minerales, S.A. de C.V. (As assignor).

5.
Through official communication No. SE/421.-13233 dated October 12, 2011, the GMB cancelled this concession on the basis of failure to pay mining taxes for the 2nd half of 2006 and 2nd half of 2007.  MPA filed an administrative appeal on February 14, 2012, which appeal is presently in process.

6.
Through official communication No. SE/421.-2484 dated March 31, 2011, the GMB cancelled this Concession on the basis of failure to pay mining taxes for the 1st and 2nd half of 2009.  MPA filed an administrative appeal on March 2, 2012, which is presently in process.

 Amended and Restated Credit Agreement

7.
MPA has an option to acquire 100% of the rights derived from these concessions pursuant to a Mining Exploration and Option Agreement ratified on May 10, 2011.  The option is for a 2 year term with a payment of US$150,000.

8.
MPA has an option to acquire 100% of the rights derived from these concessions pursuant to a Mining Exploration and Option Agreement ratified on May 19, 2011.  The option is for a 3 year term with a payment of US$220,000.

GUANACEVI PROJECT MINERA SANTA CRUZ Y GARIBALDI, S.A. DE C.V.
CONCESSION NAME	NO.
SANTA CRUZ OCHO	215911
EL PELAYO	219709

GUANACEVI PROJECT REFINADORA PLATA GUANACEVI, S.A. DE C.V.
CONCESSION NAME	NO.
EL AGUAJE DE ARRIBA	170158
AMP. DEL AGUAJE DE ARRIBA	170159
LA PLATA	170156
LA PRIETA	148479

GUANAJUATO PROJECT

GUANAJUATO PROJECT MINA BOLAÑITOS S.A. DE C.V. (MBO)
CONCESSION NAME	NO.	NOTES
LA CEBADA	171340
EL PUERTECITO	171537
BOLAÑITOS	171538
LA PAZ	172120
UNIF. GOLONDRINAS	188680
MARION	189037
VIRGINIA	189038
AMPL. DE LA TRINIDAD	190961
SUSY	191487
CHUYITA	191489
ANA ROSA	191492
LA TRINIDAD	195076

 Amended and Restated Credit Agreement

EL DÓLAR	212398

BELEN II	218896
AMPLIACION DE BELEN	194930

TAJO DE ADJUNTAS	231210	9

JUANITA	217034	10

LUCERO	238265
LUCERO2	238024

LA CEBADA 2, FRACC. 1	238982
LA CEBADA 2, FRACC. 2	238983

LULU 5	215353	11
LULU 7	215354	11
BUENA VISTA	222243	11

9.
MBO has an option to acquire 100% of the rights derived from this concession pursuant to a Mining Exploration and Option Agreement ratified on April 28, 2010.  The option is for a 3 year term with a payment of US$50,000.

10.
MBO has an option to acquire 100% of the rights derived from this concession pursuant to a Exploration and Option Agreement ratified on April 28, 2010.  The option is for a 3 year term with a payment of US$50,000.

11.
MBO has an option to acquire 100% of the rights derived from these concessions pursuant to a Mining Exploration and Option Agreement ratified on May 23, 2012.  The option is for a 3 year term with a payment of US$350,000.

 Amended and Restated Credit Agreement

SCHEDULE N

LITIGATION

1.           Minera Santa Cruz y Garibaldi SA de CV, a subsidiary of Endeavour, received a MXN$238 million (US$17.0 million) assessment on October 12th, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a major international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that the appropriate documentation and support for the expenses was provided and the tax assessment has no legal merit. As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $40,000, plus an estimated additional interest and penalties of $40,000, for which the Company has made a provision in the consolidated financial statements for the year ended December 31st 2010. On January 3rd, 2011, the Company filed a nullity action with the Federal Court of Tax and Administrative Justice.

2.           Refinadora Plata Guanacevi SA de CV’s, a subsidiary of Endeavour, received a MXN$63 million (US$4.4 million) assessment on May 7th, 2011 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a major international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that the appropriate documentation and support for the expenses was provided and the tax assessment has no legal merit, other than as follows: As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $425,000, plus an additional interest and penalties of $460,000, for which the Company has made a provision in the consolidated financial statements for the period ended December 31, 2011. On July 2, 2011, the Company filed a nullity action with the Federal Court of Tax and Administrative Justice. The timing of the court of process has not been determined, but may take up to 3 years.

 Amended and Restated Credit Agreement